As filed via EDGAR with the Securities and Exchange Commission on March 1, 1999.


                                                               File No. 33-12738
                                                                ICA No. 811-5063



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-1A

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [X]

                        Pre-Effective Amendment No. _____               [ ]

                       Post-Effective Amendment No. 20                  [X]

                                       and

                        REGISTRATION STATEMENT UNDER THE
                       INVESTMENT COMPANY ACT OF 1940                   [X]

                              Amendment No. 22                          [X]

                          Fundamental Fixed Income Fund
               (Exact name of registrant as specified in charter)

                                 67 Wall Street
                            New York, New York 10005
                     (Address of principal executive office)

                                 (212) 809-1855
                        (Area code and telephone number)

                                             Copies to:

Stephen C. Lesie                             Carl Frischling, Esq.
Cornerstone Equity Advisors, Inc.            Kramer Levin Naftalis & Frankel LLP
67 Wall Street                               919 Third Avenue
New York, New York  10005                    New York, New York 10022



--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)

It is proposed that this filing will become effective:



[ ]  Immediately upon filing pursuant to      [ ] on (     ) pursuant to
     pursuant to  paragraph (b)                   of paragraph (b)


[X]  60 days after filing pursuant to         [ ] on (     ) pursuant to
     paragraph (a)(1)                             of paragraph (a)(1)

[ ]  75 days after filing pursuant to         [ ] on (     ) pursuant to
     paragraph (a)(2)                             of paragraph (a)(2) rule 485.


If appropriate, check the following box:

[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                FUNDAMENTAL U.S. GOVERNMENT STRATEGIC INCOME FUND




         The Fundamental U.S. Government Strategic Income Fund (the "Fund"), is a no-load series of Fundamental Fixed-Income Fund (the "Trust").



                          Prospectus dated April 30, 1999




THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                            Page

Risk/Return Summary............................................................

Financial Highlights...........................................................

Investment Objective and Policies..............................................

Investment Techniques..........................................................

Investment Risks...............................................................

Management ....................................................................

Pricing of Fund Shares.........................................................

Purchase of Shares.............................................................

Redemption of Shares...........................................................

Distribution Agreement and Marketing Plan......................................

Dividends and Tax Matters......................................................


--------------------------------------------------------------------------------

                               RISK/RETURN SUMMARY

Investment Objective

The Fund seeks to provide a high level of current income with minimum risk of principal and relatively stable share price.

Principal Investment Strategies

The Fund will attempt to achieve its objective by investing its assets in securities issued by the U.S. Government.

Principal Risks of Investing in the Fund

There is no guarantee that the Fund will achieve its stated objective. In fact, you could lose money by investing in the Fund. In making your investment decision, you should understand that the Fund's net asset value (NAV), yield, and total return may be adversely affected by any or all of the following factors:

o Interest rate risk - Changes in interest rates cause the prices and yields of debt securities to fluctuate;

o Credit risk - Certain issuers of securities may fail to make timely payments of interest and principal on the Fund' investments;

o Concentration risk - Because the Fund will invest its assets mainly in the government issuers, it is subject to greater losses arising from adverse political or economic events affecting such securities; and

o Diversification risk - Because the Fund may invest a greater percentage of its assets in a few issuers, there is an increased likelihood that a few issuers of securities may cause losses to the Fund.


Summary of Past Performance

The bar chart and table shown below indicate the risks of investing in the Fund. The bar chart shows the performance of the Fund for each of the last 6 calendar years (since the Fund's inception). The table shows how the Fund' average annual return for 1, 5, and 7 years compare with those of a broad measure of market performance.

        Bar Chart

The bar chart illustrates how the Fund' returns vary from year to year. As always, past performance is no way to predict future performance.

        1998   -      (4.61)%
        1997   -      5.51%
        1996   -      5.02%
        1995   -      15.43%
        1994   -      (25.57)%
        1993   -      8.14%

The Fund' best performance for one quarter was 7.50% for the quarter ended 12/31/95. The Fund' worst performance for one quarter was (13.82)% for the quarter ended 6/1/94.

        Average Annual Total Returns Table

The table below shows the Fund' average annual total returns for the 1, 5, and 7 year periods of the Fund's existence in comparison to the Lehman Brothers 1-3 Year Government Bond Index for the same periods. The table provides some indication of the risks of investing in the Fund by showing how the Fund's average annual total returns for the periods noted compare with that of a broad measure of market performance. As always, past performance is no way to predict future performance.


Average Annual Returns as       One Year        5 Years         Since inception
of 12/31/98                                                       on 03/02/92

Fundamental Fixed-Income        (4.61)%         (1.91)%              0.88%
Fund U.S. Government
Strategic Income Fund

Lehman Brothers 1-3 Year
Government Bond Index

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.


Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases
(as percentage of offering price)............................................... __%

Maximum Deferred Sales Charge (Load) (as a percentage of __).................... __%

Maximum Sales Charge (Load) Imposed on Reinvested Dividends
[and other Distributions]....................................................... __%

Redemption Fee (as a percentage of amount redeemed, if applicable).............. __%

Exchange Fee.................................................................... __%

Maximum Account Fee............................................................. __%

Annual Fund Operating Expenses (expenses that are deducted from Fund assets).... __%

Management Fees................................................................. __%

Distribution [and/or Service] (12b-1) Fees...................................... __%

Other Expenses.................................................................. __%

        ------------------------------                    --%
        ------------------------------                    --%
        ------------------------------                    --%

Total Annual Fund Operating Expenses............................................ __%

         Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

        The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

        1 Year        3 Years               5 Years              10 Years
        ------        -------               -------              --------

        $-------      $-------              $-------             $-------

        You would pay the following expenses if you did not redeem your shares:

        1 Year        3 Years               5 Years              10 Years
        ------        -------               -------              --------

        $-------      $-------              $-------             $-------

        The Example does no reflect sales charges (loads) on reinvested dividends [and other distributions]. If these sales charges (loads) were included, your costs would be higher.

                              FINANCIAL HIGHLIGHTS



        The following information is intended to assist in your understanding of the Fund's performance for the time periods noted. The information has been audited by McGladrey & Pullen, LLP, independent public accountants, in connection with their audit of the Fund's financial statements. McGladrey & Pullen's report on the Fund's financial statements for the year ended December 31, 1998 appears in the Fund's Annual Report which is available upon request without charge.

[INSERT FINANCIALS]

                        INVESTMENT OBJECTIVE AND POLICIES

        The Fund's objective is to provide high current income with minimum risk of principal and relative stability of net asset value. The Fund's investment objective is deemed fundamental and may not be changed without shareholder approval. As used in this Prospectus, the phrase majority of the Fund's outstanding shares means the vote of the lesser of (1) 67% of the Fund's shares present at a meeting of shareholders if the holders of more than 50% of the outstanding shares are present in person or by proxy at such a meeting or (2) more than 50% of the Fund's outstanding shares. There can, of course be no assurance that the Fund will achieve its investment objective. In seeking its objective, the Fund invests primarily in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities (collectively "Government Securities"). Government Securities in which the Fund may invest include:

        Direct obligations of the U.S. Treasury, such as U.S. Treasury bills, certificates of indebtedness, notes and bonds ("Direct Obligations"); and obligations of U.S. Government agencies or instrumentalities, such as Federal Home Loan Banks, Farmers Home Administration, Federal Farm Credit Banks, Federal National Mortgage Association ("FNMA"), Government National Mortgage Association ("GNMA"), Resolution Funding Corp. ("RFCO"), Financing Corp. ("FICO") and Federal Home Loan Mortgage Association ("FHLMC") (hereinafter collectively referred to as "Agencies").

        The obligations of Government Securities which the Fund may buy are backed in a variety of ways by the U.S. Government or its agencies or instrumentalities. While the U.S. Government provides financial support to such agencies and instrumentalities, no assurance can be given that it will always do so, since it is not obligated by law. The Fund will invest in such securities only when it is satisfied that the credit risk with respect to the issuer is minimal. Some of these obligations, such as GNMA mortgage-backed securities and obligations of the Farmers Home Administration which represent part ownership in a pool of mortgage loans, are backed by the full faith and credit of the U.S. Treasury. Obligations of the Farmers Home Administration are also backed by the issuer's right to borrow from the U.S. Treasury.

Obligations of Federal Home Loan Banks and the Farmers Home Administration are backed by the discretionary authority of the U.S. Government to purchase certain obligations of agencies or instrumentalities. Obligations of Federal Home Loan Banks, Farmers Home Administration, Federal Farm Credit Banks, FNMA, RFCO, FICO and FHLMC are backed by the credit of the agency or instrumentality issuing the obligations.

        The Fund intends to minimize the risk of principal and provide relative stability of net asset value by limiting the average weighted duration of its investment portfolio to three years or less. It is the policy of the Fund to limit the duration by the use of hedging techniques, so that the average weighted duration of the Fund's portfolio is three years or less. The Fund may engage in certain options and futures transactions only as a defensive measure (i.e., as a hedge and not for speculation) to improve the Fund's liquidity and stabilize the value of its portfolio. The Fund is not a money market fund and cannot guarantee that its share price will not fluctuate. Unlike bank deposits and certificates of deposit, the Fund does not offer a fixed rate of return or provide the same stability of principal. The value of your shares when you redeem them may be more or less than your original cost.

        The Fund may invest in repurchase agreements, cash or money market instruments or such other high quality debt instruments as is consistent with its investment objective. In addition, the Fund is authorized for the purpose of increasing its return or hedging its interest rate exposure, to engage in any one or more of the specialized investment techniques and strategies described below under the caption "Certain Investment Techniques and Policies".

        Securities issued by the U.S. Government differ with respect to maturity and modality of payment. The two types of payment modes are coupon paying and capital appreciation. Coupon paying bonds and notes pay a periodic interest payment, usually semi-annually, and a final principal payment at maturity. Capital appreciation bonds and Treasury bills accrue a daily amount of interest income, and pay a stated face amount at maturity. Most U.S. Government capital appreciation bonds were created as a result of the separation of coupon paying bonds into distinct securities representing the periodic coupon payments and the final principal payment. This is referred to as "stripping". The separate securities representing a specific payment to be made by the U.S. Government on a specific date are also called "zero coupon" bonds. Current Federal tax law requires the Fund daily to accrue as income a portion of the original issue discount at which each zero coupon bond was purchased. Amortization of this discount has the effect of increasing the Fund's income, although it receives no actual cash payments. The Fund distributes this income to its shareholders as income dividends and such income is reflected in the Fund's quoted yield. See below for additional discussion concerning the effects of the amortization of the discount.

        The U.S. Government facilitates the "stripping" of coupon bonds by providing for the periodic coupon payments and the principal payment to be kept separate in the Federal Reserve and Treasury bookkeeping systems, and allows stripped bonds to be reconstituted into coupon bonds by delivering all of the securities representing the coupons and principal payment to the system.

        Since the value of debt securities owned by the Fund will fluctuate depending upon market factors and generally inversely with prevailing interest rate levels, the net asset value of the Fund will fluctuate. The Fund is not limited as to the maturities of the securities in which it may invest. Debt securities with longer maturities generally tend to produce higher yields and are subject to greater market fluctuation as a result of changes in interest rates than debt securities with shorter maturities. The potential for such fluctuation may be reduced, however, to the extent that the Fund engages in hedging techniques. The Fund's current operating policy is to seek to achieve a weighted portfolio duration of three years or less. Duration is expressed in years and is that point in time representing the half-life of the present value of all cash flows expected from a bond over its life (from coupon payments, sinking fund, if any, principal at maturity, etc.). Duration provides a yardstick to bond price volatility with respect to changes in rates. As maturity lengthens or as the coupon rate or yield-to-maturity is reduced, volatility increases. Duration captures all three factors and expresses them in a single number.

        It should be noted that there are several methods of calculating the duration of a security or portfolio of securities. These methods may yield different results. The Fund applies different hedging techniques resulting in different outcomes depending on what duration is calculated. Any one method of calculating a security's duration will in turn give different results as interest rates change and the market value of the security changes. The duration equivalent of derivatives such as bond futures contracts and options futures contracts used by the Fund (see "Certain Investment Techniques and Policies-Futures Contracts and Options on Futures Contracts") can vary significantly with changes in interest rates and market prices. Such variation can significantly affect the result of a portfolio duration calculation. For example: the Fund's management might use one set of assumptions and method of calculating duration that would indicate that the weighted average portfolio duration of the Fund was less than three years at a particular point in time, while other assumptions and/or methodology could indicate a substantially greater duration implying different steps to be taken by Fund management. (See "Basis Risk" and "Risks of Writing Options"). Certain U.S. Government securities such as Collateralzied Mortgage Obligations ("CMOs") have cash flows which can vary according to the rates of principal payments (including prepayments) on the related underlying mortgage assets. The coupon and therefore the cash flows of CMOs can also vary either directly or inversely according to moves of an applicable index such as LIBOR, or a multiple of the applicable index. Since the cash flows associated with CMOs can vary with principal payment speeds and changes in the applicable index, the calculation of duration of a CMO depends on the assumptions for future values of the index and/or speeds of principal payments. A particular assumption by Fund management concerning future interest rates and prepayment rates may cause it to calculate duration or employ a method to calculate duration that would result in a significantly different amount of futures and options being used for hedging purposes, than would be the case if other assumptions concerning future interest rates were employed. (See "U.S. Government Guaranteed Mortgage-Related Securities and the Risk Factors Relating to such Investments".)

        The Fund's current operating policy of attempting to achieve a weighted portfolio duration of three years or less through the investment policies and strategies described above and elsewhere involve risks which may not be incurred by other mutual funds which do not follow these policies or employ these strategies. Specifically, there may be other mutual funds which attempt to minimize fluctuations in net asset value by limiting the maturities of their portfolio securities, by not using leverage and not engaging in futures and options transactions. The policies and strategies employed by the Fund, including the various uncertainties associated with the various methods and assumptions required for the calculation of portfolio duration, may cause a decline in the Fund's net asset value greater than that of other mutual funds in response to an unanticipated change in prevailing interest rates.

        At any given time, there is a relationship between the yield of a U.S. Government obligation and its maturity. This is called the "yield curve." Since U.S. Government debt securities are assumed to have negligible credit risk, the main determinant of yield differential between individual securities is maturity. When the yield curve is such that longer maturities correspond to higher yields, the yield curve has a positive slope and is referred to as a "normal" yield curve. At certain times shorter maturities have higher yields and the yield curve is said to be "inverted." Even when the yield curve is "normal" (i.e. has a positive slope), the relationship between yield and maturity for some U.S. Government strip securities is such that yields increase with maturity up to some point and then, after peaking, decline so that the longest maturities are not the highest yielding. This is called a "humped" curve. The highest yielding point on the yield curve for such securities is referred to as the "strippers hump."

        Zero coupon Treasury securities do not entitle the holder to any periodic payments of interest prior to maturity. Accordingly, such securities usually trade at a deep discount from their face or par value and will be subject to greater fluctuations of market value in response to changing interest rates than debt obligations of comparable maturities which make periodic distributions of interest. On the other hand, because there are no periodic interest payments to be reinvested prior to maturity, zero coupon securities eliminate the reinvestment risk and lock in a rate of return to maturity. Current Federal tax law requires that a holder (such as the Fund) of a zero coupon security accrue a portion of the discount at which the security was purchased as income each year even though the Fund received no interest payment in cash on the security during the year. As an investment company, the Fund must pay out substantially all of its net investment income each year. Accordingly, the Fund may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions will be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary. If a distribution of cash necessitates the liquidation of portfolio securities, the Manager will select which securities to sell. The Fund may realize a gain or loss from such sales. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

        The Fund is diversified and, accordingly, may not purchase the securities of any one issuer, other than obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, if, immediately after such purchase, (i) more than 5% of the value of the Fund's total assets would be invested in such issuer, or (ii) the Fund would own more than 10% of the outstanding voting securities of such issuer; except that up to 25% of the value of the Fund's total assets may be invested without regard to such limitations.

                              INVESTMENT TECHNIQUES

Futures Contracts and Options on Futures Contracts

        The Fund may enter into contracts for the purchase or sale for future delivery of fixed-income securities or contracts based on a financial index of Government Securities ("futures contracts") and may purchase and write put and call options to buy or sell futures contracts ("options on futures contracts"). A "sale" of a futures contract means the acquisition of a contractual obligation to deliver the securities called for by the contract at a specified price on a specified date. A "purchase" of a futures contract means the incurring of a contractual obligation to acquire the securities called for by the contract at a specified date. The purchaser of a futures contract on an index agrees to take or make delivery of an amount of cash equal to the difference between a specified dollar multiple of the value of the index on the expiration date of the contract ("current contract value") and the price at which the contract was originally struck. Although most futures contracts call for actual delivery or acceptance of debt securities, the contracts usually are closed out before the settlement date without the making or taking of delivery. Options on futures contracts to be written or purchased by the Fund will be traded on an exchange or over-the-counter. Unlike a futures contract, which requires the parties to the contract to buy or sell a security on a set date, an option on a futures contract, for example, merely entitles its holder to decide on or before a future date whether to enter into such a contract. If the holder decides not to enter into the contract, all that is lost is the premium paid for the option. Because an option gives the buyer the right to enter into a contract at a set price for a fixed period of time, its value will change daily. That change will be reflected in the net asset value of the Fund. These investment techniques will be used to hedge against anticipated future changes in interest rates which otherwise might either adversely affect the value of the Fund's portfolio securities or adversely affect the price of securities which the Fund intends to purchase at a later date. Options and futures can be volatile investments and involve certain risks. If the Fund's Manager applies a hedge at an inappropriate time or judges interest rates incorrectly, options and futures strategies may lower the Fund's return. The Fund could also experience losses if the prices of its options and futures positions were poorly correlated with its other investments, or if it could not close out its positions because of an illiquid secondary market. See the Fund's Statement of Additional Information for further discussion of the use, risks and costs of futures contracts and options on futures contracts.

        In order to hedge against anticipated changes in interest rates, the Fund will engage in the use of futures contracts and related options solely for bona fide hedging purposes, as defined by the Commodity Futures Trading Commission, and not for speculation.

Options on Portfolio Securities

        The Fund, in seeking to generate high current income, may write covered call options on certain of its portfolio securities at such time and from time to time as Fund management shall determine to be appropriate and consistent with the investment objective of the Fund. A covered call option means that the Fund owns the security on which the option is written. Generally, the Fund expects that options written by it will be conducted on recognized securities exchanges. In certain instances, however, the Fund may purchase and sell options in the over-the-counter market ("OTC Options"). The Fund's ability to close options positions established in the over-the-counter market may be more limited than in the case of exchange-traded options and may also involve the risk that securities dealers participating in such transactions will fail to meet their obligations to the Fund. In addition, the staff of the Securities and Exchange Commission has taken the position that OTC Options and the assets used as "cover" should be treated as illiquid securities. Accordingly, there is a current fixed limit of 10% of the Fund's assets upon which such options may be written.

        The Fund will receive a premium (less any commissions) from the writing of such contracts, and it is believed that the total return to the Fund can be increased through such premiums consistent with the Fund's investment objective. The writing of option contracts is a highly specialized activity which involves investment techniques and risks different from those ordinarily associated with investment companies, although the Fund believes that the writing of covered call options listed on an exchange or traded in the over-the-counter market, where the Fund owns the underlying security, tends to reduce such risks. The writer forgoes the opportunity to profit from an increase in the market price of the underlying security above the exercise price so long as the option remains open.

Reverse Repurchase Agreements

        The Fund may enter into reverse repurchase agreement transactions. Such transactions involve the sale of Government Securities held by the Fund, with an agreement that the Fund will repurchase such securities at an agreed upon price and date. The Fund will employ reverse repurchase agreements when necessary to meet unanticipated net redemptions so as to avoid liquidating other portfolio investments during unfavorable market conditions, or as a technique to enhance income. At the time it enters into a reverse repurchase agreement, the Fund will place in a segregated custodial account high-quality liquid debt securities having a dollar value equal to the repurchase price. The Fund will utilize reverse repurchase agreements when the interest income to be earned from portfolio investments is greater than the interest expense incurred as a result of the reverse repurchase transactions.

Lending of Portfolio Securities

        In order to generate additional income, the Fund may lend its portfolio securities in an amount up to 33-1/3% of total assets to broker-dealers, major banks or other recognized domestic institutional borrowers of securities not affiliated with the Manager. The borrower at all times during the loan must maintain cash or cash equivalent collateral or provide to the Fund an irrevocable letter of credit equal in value to at least 100% of the value of the securities loaned. During the time portfolio securities are on loan, the borrower pays the Fund any dividends or interest paid on such securities, and the Fund may invest the cash collateral and earn additional income, or it may receive an agreed-upon amount of interest income from the borrower who has delivered equivalent collateral or a letter of credit.

Borrowing.

        The Fund may borrow from banks and enter into reverse repurchase agreements up to 33-1/3% of the value of its total assets (computed at the time the loan is made) to take advantage of investment opportunities and for temporary, extraordinary or emergency purposes. See "Reverse Repurchase Agreements" above. The Fund may pledge up to 33-1/3% of its total assets to secure these borrowings. If the Fund's asset coverage for borrowings falls below 300%, the Fund will take prompt action to reduce its borrowings. If the Fund borrows to invest in securities, any investment gains made on the securities in excess of interest paid on the borrowing will cause the net asset value of the Fund's shares to rise faster than would otherwise be the case. On the other hand, if the investment performance of the additional securities purchased fails to cover their cost (including any interest paid on the money borrowed) to the Fund, the net asset value of the Fund's shares will decrease faster than would otherwise be the case. This is the speculative characteristic known as "leverage." As long as the interest rate paid by the Fund for borrowing via the use of reverse repurchase agreements is less than the interest rate the Fund can earn on its securities investments, these transactions will represent an essential element of the Fund's objective of achieving relatively high current income. As discussed above, this speculative characteristic known as leverage increases the amount of fluctuation in the Fund's price given any particular change in the value of its securities holdings. Thus, all of the sources of risk inherent in the Fund's strategy of reducing interest rate risk by the use of hedging with futures contracts (see the sub-heading "Basis Risk") to bring the weighted duration of the Fund's portfolio to three years or less, will be magnified to the extent that the borrowing done by the Fund results in leverage.


                                INVESTMENT RISKS

Special Risk Factors Relating to Futures and Options

        There are certain risks in investing in options and interest rate futures contracts. With respect to the use of futures contracts, although the Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. Futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. If it is not possible, or the Fund determines not to close a futures position in anticipation of adverse price movements, the Fund will be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may offset partially or completely losses on the futures contract.

        In addition, no assurance can be given that the price of the securities being hedged will correlate with the price movements in a futures contract and thus provide an offset to losses on the futures contract. However, the risk of imperfect correlation generally tends to diminish as the maturity date of the futures contract approaches.

        The Manager could also be incorrect in its expectations about the direction or degree of various interest rate movements in the time span within which the movements take place. Predicting interest rate direction involves skills and techniques different from those used in most investment strategies, and there is no guarantee that such predictions will be accurate.

        The risk the Fund assumes when it buys an option is the loss of the premium paid for the option. In order to benefit from buying an option, the price of the underlying security must change sufficiently to cover the premium paid, the commissions paid, both in the acquisition of the option and in a closing transaction, or the exercise of the option and subsequent sale of the underlying security. (The Fund could enter into a closing transaction by purchasing an option if it had previously sold one, or by selling an option if it had previously bought one, with the same terms as the option previously acquired.) Nevertheless, the price change in the underlying security does not assume a profit, because prices in the options market may not reflect such a change.

        The risk involved in writing options on futures contracts the Fund owns, or on securities held in its portfolio, is that there could be an increase in the market value of such contracts or securities. In such case, the option would be exercised and the asset would be sold at a lower price than the cash market price. To some extent, the risk of not realizing a gain could be reduced by entering into a closing transaction. However, the cost of closing the option and terminating the Fund's obligation might be more or less than the premium received when it originally wrote the option. Further, the Fund might not be able to close the option because of insufficient activity in the options market. The risk involved in writing options (or selling futures) is not limited to the value of the options, since the maximum potential loss to the Fund is the cost of closing out the short options (or futures) positions which theoretically has no limit.

        Finally, in deciding whether to use futures contracts or options, consideration must be given to brokerage commission costs, which are normally higher than those associated with general securities transactions.

Risks of Writing Options

        The successful use of the foregoing investment techniques depends on the ability of Fund management to forecast interest rate movements correctly. Should interest rates move in an unexpected manner, the Fund may not achieve the anticipated benefits of futures or option contracts or may realize losses and be in a worse position than if such strategies had not been used. The correlation between movements in the price of such instruments and movements in the prices of the securities hedged or used for cover will not be perfect and could produce unanticipated losses. The Fund's ability to dispose of its positions in futures contracts and options will depend on the availability of liquid markets in such instruments. Markets in options and futures with respect to a number of Government Securities are relatively new and still developing. It is impossible to predict the amount of trading interest that may exist in various types of futures and options contracts. If a secondary market does not exist with respect to an option purchased or written by the Fund over-the-counter, it might not be possible to effect a closing transaction in the option (i.e. dispose of the option) with the result that (i) an option purchased by the Fund would have to be exercised in order for the Fund to realize any profit and (ii) the Fund may not be able to sell portfolio securities covering an option written by the Fund until the option expires or it delivers the underlying futures contract upon exercise. Therefore, no assurance can be given that the Fund will be able to utilize these instruments effectively for the purposes set forth above. Furthermore, the Fund's ability to engage in options and futures transactions may be limited by tax considerations. See "Tax Matters".

Basis Risk

The use of futures contracts to shorten the weighted average duration of the Fund's portfolio, while reducing the exposure of the Fund's portfolio to interest rate risk does subject the Fund's portfolio to basis risk. Basis refers to the relationship between a futures contract and the underlying security. In the case of futures contracts on U.S. Treasury Bonds, the contract specifies delivery of a "bench-mark" 8% 20 year U.S. Treasury Bond. Any outstanding treasury with a maturity of more than 15 years is deliverable against the contract, with the principal amount per contract adjusted according to a formula which takes into account the coupon and maturity of the treasury bond being delivered. This means that at any given time there is one treasury issue that is "the cheapest to deliver" against the contract. The supply and demand of the available float of treasury securities determines which treasury security is cheapest to deliver at any given time. This, combined with the supply and demand for futures relative to the underlying cash securities markets, causes the relationship between the cash security markets and the futures markets to exhibit perturbations of variance from an exact one-to-one correlation. The Fund could experience losses if the value of the prices of the futures positions the Fund has entered into are poorly correlated with the Fund's other investments.

        For example, on a day that the price on a treasury bond deliverable against the futures contract declined by ten points, the futures contract might decline by nine or eleven points. In this example, a nine point decline in the price of a futures contract would not fully offset the price decline in the cash security price. This would cause a downward fluctuation in the value of the Fund's portfolio. Likewise, a basis fluctuation whereby the futures prices fell more or rose less than the cash securities prices due to basis change would cause an upward fluctuation in the value of the Fund's portfolio.

U.S. Government Guaranteed Mortgage-Related Securities and the Risk Factors Relating to such Investments

        Included in the U.S. Government securities the Fund may purchase are pass-through sccurities, collateralized mortgage obligations, multi-class pass-through securities and stripped mortgage-backed securities, all of which are described below. Mortgages backing these securities purchased by the Fund include, among others, conventional 30-year fixed rate mortgages, graduated payment mortgages, 15-year mortgages and adjustable rate mortgages. All of these mortgages can be used to create pass-through securities. A pass-through security is formed when mortgages are pooled together and undivided interests in the pool or pools are sold. The cash flow from the mortgages is passed through to the holders of the securities in the form of periodic payments of interest, principal and prepayment (net of a service fee). Prepayments occur when the holder of an individual mortgage prepays the remaining principal before the mortgage's scheduled maturity date. As a result of the pass-through of prepayments of principal on the underlying securities, mortgage-backed securities are often subject to more rapid prepayment of principal than their stated maturity would indicate. Because the prepayment characteristics of the underlying mortgages vary, it is not possible to predict accurately the realized yield or average life of a particular issue of pass-through certificates. Prepayment rates are important because of their effect on the yield and price of the securities. Accelerated prepayments adversely impact yields for pass-throughs purchased at a premium (i.e., a price in excess of principal amount) and may involve additional risk of loss of principal because the premium may not have been fully amortized at the time the obligation is repaid. The opposite is true for pass-throughs purchased at a discount. The Fund may purchase mortgage-related securities at a premium or at a discount. Principal and interest payments on the mortgage-related securities are Government guaranteed to the extent described below. Such guarantees do not extend to the value or yield of the mortgage-related securities themselves or of the Fund's shares.

        (a) GNMA Pass-Through Securities. The Government National Mortgage Association ("GNMA") issues mortgage-backed securities ("GNMA Certificates") which evidence an undivided interest in a pool or pools of mortgages. GNMA Certificates that the Fund purchases are the "modified pass-through" type, which entitle the holder to receive timely payment of all interest and principal payments due on the mortgage pool, net of fees paid to the "issuer" and GNMA, regardless of whether the mortgagor actually makes the payment.

        The National Housing Act authorizes GNMA to guarantee the timely payment of principal and interest on securities backed by a pool of mortgages insured by the Federal Housing Administration ("FHA") or guaranteed by the Veterans Administration ("VA"). The GNMA guarantee is backed by the full faith and credit of the United States. GNMA is also empowered to borrow without limitation from the U.S. Treasury if necessary to make any payments required under its guarantee.

        The average life of a GNMA Certificate is likely to be substantially shorter than the original maturity of the mortgages underlying the securities. Prepayments of principal by mortgagors and mortgage foreclosures will usually result in the return of the greater part of principal investment long before the maturity of the mortgages in the pool. Foreclosures impose no risk to principal investment because of the GNMA guarantee, except to the extent that the Fund has purchased the certificates at a premium in the secondary market.

        (b) FHLMC Pass-Through Securities. The Federal Home Loan Mortgage Corporation ("FHLMC") was created in 1970 through enactment of Title III of the Emergency Home Finance Act of 1970. Its purpose is to promote development of a nationwide secondary market in conventional residential mortgages.

        FHLMC issues two types of mortgage pass-through securities ("FHLMC Certificates"), mortgage participation certificates ("PCs") and guaranteed mortgage certificates ("GMCs"). PCs resemble GNMA Certificates in that each PC represents a pro rata share of all interest and principal payments made and owed on the underlying pool. FHLMC guarantees timely monthly payment of interest on PCs and the ultimate payment of principal.

        GMCs also represent a pro rata interest in a pool of mortgages. However, these instruments pay interest semiannually and return principal once a year in guaranteed minimum payments. The expected average life of these securities is approximately ten years. The FHLMC guarantee is not backed by the full faith and credit of the United States.

        (c) FNMA Pass-Through Securities. The Federal National Mortgage Association ("FNMA") was established in 1938 to create a secondary market in mortgages insured by the FHA. FNMA issues guaranteed mortgage pass-through certificates ("FNMA Certificates"). FNMA Certificates resemble GNMA Certificates in that each FNMA Certificate represents a pro rata share of all interest and principal payments made and owed on the underlying pool. FHMA guarantees timely payment of interest and principal on FNMA Certificates. The FNMA guarantee is not backed by the full faith and credit of the United States.


        (d)  Collateralized  Mortgage  Obligations and Multi-Class  Pass-Through
Securities. Collateralized mortgage obligations ("CMOs") are debt instruments issued by special purpose entities which are secured by pools of mortgage loans or other mortgage-backed securities. Multi-class pass-through securities are equity interests in a trust composed of mortgage loans or other mortgage-backed securities. Payments of principal and interest on underlying collateral provide the funds to pay debt service on the CMO or make scheduled distributions on the multi-class pass-through security. The Fund may invest in CMOs and multi-class pass-through securities (collectively CMOs unless the context indicates otherwise) issued by agencies or instrumentalities of the U.S. Government.

        In a CMO, a series of bonds or certificates is issued in multiple classes. Each class of CMOs, often referred to as a "tranche," is issued at a specific coupon rate and has a stated maturity or final distribution date. Principal prepayments on collateral underlying a CMO may cause it to be retired substantially earlier than the stated maturities or final distribution dates. The principal and interest on the underlying mortgages may be allocated among the several classes of a series of a CMO in many ways. One or more tranches of a CMO may have coupon rates which reset periodically at a specified increment over an index such as the London Interbank Offered Rate ("LIBOR"). These floating rate CMOs are typically issued with lifetime caps on the coupon rate thereon. The Fund may also invest in inverse or reverse floating CMOs. Inverse or reverse floating CMOs constitute a tranche of a CMO with a coupon rate that moves in the reverse direction to an applicable index such as LIBOR. Accordingly, the coupon rate thereon will increase as interest rates decrease. Inverse or reverse floating CMOs are typically more volatile than fixed or floating rate tranches of CMOs. Investments in inverse or reverse floating CMOs would be purchased by the Fund to attempt to protect against a reduction in the income earned on the Fund investments due to a decline in interest rates. The Fund would be adversely affected by the purchase of such CMOs in the event of an increase in interest rates since the coupon rate thereon will decrease as interest rates increase, and, like other mortgage-related securities, the value will decrease as interest rates increase.

        Many inverse floating rate CMOs have coupons that move inversely to a multiple of an applicable index such as LIBOR. The effect of the coupon varying inversely to a multiple of an applicable index creates a leverage factor. This leverage factor magnifies the extent to which the successful use of hedging techniques depends on Fund management's ability to both correctly forecast interest movements and the relationship between long and short-term interest rates. An accurate estimate of the amount of futures and options required to achieve a desired weighted average portfolio duration is also extremely sensitive to management's ability to forecast interest rate movements and relationships. Furthermore, the markets for inverse floating rate CMOs with highly leveraged characteristics may at times be very thin. The Fund's ability to dispose of its positions in such securities will depend on the degree of liquidity in the markets for such securities. It is impossible to predict the amount of trading interest that may exist in such securities, and therefore the future degree of liquidity. It should be noted that inverse floaters based on multiples of a stated index are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to extreme reductions of yield and loss of principal.

        The Fund may also invest in two-tiered index floating rate bonds ("TTIBs"). The term two-tiered refers to the two coupon levels that a TTIB bond's coupon can reset to. The "first tier" is the TTIB's fixed rate coupon, effective as long as the underlying index is at or below the strike level. Above the strike, the TTIB coupon resets to a formula similar to an inverse floating rate note (see below for a discussion of the risk considerations which may be associated with investing in inverse floating rate notes). This floating rate coupon is referred to as the "second tier". The TTIB is designed for investors who believe that the underlying index will stay at current levels or will increase up to the strike level over the life of the security. The Fund would be adversely affected by the purchase of such CMOs in the event of an increase in interest rates above the strike level since the floating rate coupon will decrease, possibly as low as zero, and, like other mortgage related securities, the value will decrease. Investments in TTIBs would be purchased by the Fund to increase the income earned by the Fund's investments in a stable interest rate environment and to attempt to protect against a reduction in the income earned due to a decline in interest rates. TTIBs are typically more volatile than fixed rate tranches of CMOs.

        The Fund's objective of providing high current income from U.S. Government securities while hedging with interest rate derivatives to limit portfolio duration requires a current operating policy in which the Fund maintains substantial short positions in interest rate futures and options on an ongoing basis. The prices of such interest rate futures and options are influenced by both current market conditions and expectations of future changes in interest rates. When the preponderance of future expectations of interest rate changes and the relationship between current and forward levels of the interest rate derivatives market is in one direction, the performance of a portfolio which is long only non-derivative fixed income securities and short interest rate derivatives could be adversely affected by the unbalance created.

        Management believes this imbalance may be mitigated by purchasing securities that tend to benefit significantly when future movements in interest rates are in the opposite direction of what price levels indicate is the preponderance of fututre expectation. CMO derivatives, such as TTIBs and inverse floating rate notes, are currently the only securities issued by the United States Government or its agencies and instrumentalities which have coupon setting mechanisms and other characteristics which can counter-balance the impact of the preponderance of the expectations as to the direction of interest rates. Thus, it can be anticipated that under certain market conditions, CMO derivative securities, such as those mentioned above, will comprise a substantial portion of the Fund's portfolio.

        (e) Stripped Mortgage-Backed Securities. Stripped Mortgage-Backed Securities ("SMBS") are derivative multi-class mortgage securities. The Fund may invest in SMBS issued by agencies or instrumentalities of the U.S. Government. There are generally two classes of SMBS, one of which (the "IO class") entitles the holders thereof to receive distributions consisting solely or primarily of all or a portion of the interest on the underlying pool of mortgage loans or mortgage-backed securities ("Mortgage Assets") and the other of which (the "PO class") entitles the holders thereof to receive distributions consisting solely or primarily of all or a portion of the principal of the underlying pool of Mortgage Assets. The cash flows and yields on IO and PO classes are extremely sensitive to the rate of principal payments (including prepayments) on the related underlying Mortgage Assets. For example, a rapid or slow rate of principal payments may have a material adverse effect on the yield to maturity of IOs or POs, respectively. If the underlying Mortgage Assets experience greater than anticipated prepayments of principal, an investor may incur substantial losses. Conversely, if the underlying Mortgage Assets experience slower than anticipated prepayments of principal, the yield on a PO class will be affected more severely than would be the case with a traditional mortgage-backed security.

        Repurchase Agreements. The Fund may enter into repurchase agreements involving Government Securities. Under a repurchase agreement, the Fund acquires a debt instrument for a relatively short period (usually not more that one week) subject to the obligation of the seller to repurchase and the Fund to resell such debt instrument at a fixed price. The resale price is in excess of the purchase price in that it reflects an agreed-upon market interest rate effective for the period of time during which the Fund's money is invested. The Fund's repurchase agreements will at all times be fully collateralized in an amount at least equal to the purchase price including accrued interest earned on the underlying Government Securities. The instruments held as collateral are valued daily, and as the value of instruments declines, the Fund will require additional collateral. If the seller defaults and the value of the collateral securing the repurchase agreement declines, the Fund may incur a loss.

Special Risk Factors Relating to Zero Coupon Bonds

        The Fund may invest in zero coupon bonds and pay-in-kind bonds (bonds which pay interest through the issuance of additional bonds), which involve special considerations. These securities may be subject to greater fluctuations in value due to changes in interest rates than interest-bearing securities and thus may be considered more speculative than comparably rated interest-bearing securities. In addition, current Federal income tax law requires the holder of a zero coupon security or of certain pay-in-kind bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, the Fund may be required to distribute income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements. Fund management anticipates that investments in zero coupon securities and pay-in-kind bonds will not ordinarily exceed 25% of the value of the Fund's total assets.

Special Risk Factors Relating to Inverse Floating Rate Instruments

        Certain securities that may be purchased by the Fund, such as those with interest rates that flucutate directly or indirectly (inverse floaters) based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates. Changes in interest rates inversely affect the rate paid on inverse floating rate instruments ("inverse floaters"). The inverse floaters' price will be more volatile than that of a fixed rate bond. Additionally, some inverse floaters contain a "leverage factor" whereby the interest rate moves inversely by a "factor" to the benchmark. For example, the rates on the inverse floating rate note may move inversely at three times the benchmark rate. Certain interest rate movements and other market factors can substantially affect the liquidity of inverse floaters. These instruments are designed to be highly sensitive to interest rate changes and may subject the holders thereof to extreme reductions of yield and possibly loss of principal.

Other Considerations

        It is expected that a substantial portion of the assets of the Fund will be derived from professional money managers and investors who intend to invest in the Fund as part of an asset-allocation or market-timing investment strategy. These investors are likely to redeem or exchange their Fund shares frequently to take advantage of anticipated changes in market conditions. The strategies employed by investors in the Fund may result in considerable assets moving in and out of the Fund. Consequently, the Trust expects that the Fund will generally experience significant portfolio turnover, which will likely cause higher expenses and additional costs.

Portfolio Turnover

        The Fund has no fixed policy with respect to portfolio turnover. The Fund may engage in short-term trading to benefit from yield disparities among different issues of Government Securities, to seek short-term profits during periods of fluctuating interest rates, or for other reasons the Manager believes would be beneficial to the Fund. The Manager expects that, under normal circumstances, the Fund's annual portfolio turnover rate will not exceed 200%. The portfolio turnover rate is calculated by dividing the lesser of sales or purchases of portfolio securities by the average monthly value of the Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. While the Fund will pay commissions in connection with its options and futures transactions, the other securities in which the Fund invests are generally traded on a "net" basis with dealers acting as principals for their own account without a stated commission. Nevertheless, high portfolio turnover may involve correspondingly greater brokerage commissions and other transaction costs which will be borne directly by the Fund.

                                    YEAR 2000

The Fund's securities trades, pricing and accounting services and other operations could be adversely affected if the computer systems of the adviser, distributor, custodian or transfer agent were unable to recognize dates after 1999. The adviser and other service providers have told the Fund that they are taking action to prevent, and do not expect the funds to suffer from, significant year 2000 problems.


                                   MANAGEMENT

        The Fund is managed by Cornerstone Equity Advisors, Inc. ("Cornerstone" or the "Manager"). Cornerstone's principal business address is 67 Wall Street, New York, New York 10005. Cornerstone is an investment adviser registered with the Securities and Exchange Commission. Prior to its association with the Fund, Cornerstone managed approximately $20 million of assets for private and institutional accounts. As investment manager, Cornerstone manages and supervises the Fund's investment portfolio and directs the purchase and sales of its investment securities.

        Cornerstone's advisory contract with the Fund was approved at a Special Meeting shareholders held on March ___, 1999. At that meeting, shareholders also ratified Cornerstone's advisory fees of $___________, which amounted to ____% of the Fund's average net assets for the period from September 29, 1998 to December 31, 1998. Cornerstone's advisory fee was based on the following table:


Average Daily Net Asset Value                                 Annual Fee Payable
-----------------------------                                 ------------------
Net asset value to $500,000,000                                         .75%
Net asset value of $500,000,000 or more but less than $1,000,000,000    .72%
Net asset value of $1,000,000,000 or more                               .70%

        The Fund's portfolio manager is Mr. Stephen C. Leslie, Chairman and Chief Executive Officer of Cornerstone. Mr. Leslie has been associated with Cornerstone since its inception in 1997. Dating back to 1994, Mr. Leslie has held the following positions: he was a partner of Wall Street Capital Group, a merchant bank; he was a partner of Wall Street Investment Corp., a broker/dealer; he was a partner of Tucker Anthony Securities, a broker/dealer; and he was a senior vice-president of Pryor McClendon Counts & Co., a broker/dealer.

                             PRICING OF FUND SHARES

        The price of High-Yield Series shares is based on the Fund's net asset value. Each share of the High-Yield Series is sold at its net asset value next determined after a purchase order becomes effective. The net asset value per share of the High-Yield Series is determined at the close of trading on the New York Stock Exchange (currently 4:00 P.M. New York time) on each day that both the New York Stock Exchange and the Fund's custodian bank are open for business. The net asset value per share of the High-Yield Series is also determined on any other day in which the level of trading in its portfolio securities is sufficiently high that the current net asset value per share might be materially affected by changes in the value of its portfolio securities. On any day on which no purchase orders for the shares of the High-Yield Series become effective and no shares are tendered for redemption, the net asset value per share will not be determined. The High-Yield Series shares will not be priced on the following days when the New York Stock Exchange is closed: New Year's Day, Dr. Martin Luther King Jr.'s Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. The net asset value per share of the High-Yield Series is computed by taking the amount of the value of all of its assets, less its liabilities, and dividing it by the number of outstanding shares. For purposes of determining net asset value, expenses of the High-Yield Series are accrued daily and taken into account.

        The High-Yield Series' portfolio securities are valued on the basis of prices provided by an independent pricing service when, in the opinion of persons designated by the Fund's trustees, such prices are believed to reflect the fair market value of such securities. Prices of non-exchange traded portfolio securities provided by independent pricing services are generally determined without regard to bid or last sale prices but take into account institutional size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data. Securities traded or dealt in upon a securities exchange and not subject to restrictions against resale as well as options and futures contracts listed for trading on a securities exchange or board of trade are valued at the last quoted sales price, or, in the absence of a sale, at the mean of the last bid and asked prices. Options not listed for trading on a securities exchange or board of trade for which over-the-counter market quotations are readily available are valued at the mean of the current bid and asked prices. Money market and short-term debt instruments with a remaining maturity of 60 days or less will be valued on an amortized cost basis. Municipal daily or weekly variable rate demand instruments will be priced at par value plus accrued interest. Securities not priced in a manner described above and other assets are valued by persons designated by the Fund's trustees using methods which the trustees believe accurately reflects fair value. The prices realized from the sale of these securities could be less than those originally paid by the High-Yield Series or less than what may be considered the fair value of such securities.


                               PURCHASE OF SHARES

        For your initial investment, there is a $2,500 minimum required. The minimum initial investment for qualified pension plans (IRAs, Keoghs, etc.) is $2,000. The minimum subsequent investment is $100. (The foregoing minimum investments may be modified or waived at any time at our discretion). You may be charged a fee for effecting transactions in the Fund's shares through securities dealers, banks or other financial institutions. We charge no redemption fee when you redeem your shares and there is no charge for reinvestment of dividends or exchanges made between funds.

        Conditions of Purchase. Shares of the Fund may be purchased either directly from the Fund or through securities dealers, banks or other financial institutions. The Fund has a minimum initial purchase requirement of $2,500 and a minimum subsequent purchase requirement of $100. Subsequent purchases are made in the same manner as initial purchases. After a purchase order becomes effective, confirmation of the purchase is sent to the investor, and the purchase is credited to the investor's account. The Fund reserves the right to reject any purchase order, including purchases by exchange. Shares of the Fund may be purchased only in states where the shares are qualified for sale.

        Investors can purchase shares without a sales charge if they purchase shares directly from the Fund. However, investors may be charged a fee if they purchase shares through securities dealers, banks, or other financial institutions. Investors opening a new account for the Fund must complete and submit an account application along with payment of the purchase price for their initial investment. Investors purchasing additional shares of the Fund should include their account number with payment of the purchase price for additional shares being purchased. Investors may reopen an account with a minimum investment of $100 and without filing a new account application during the year in which the account was closed or during the following calendar year if information on the original application is still applicable. The Fund may require the filing of a statement that all information on the original application remains applicable.

Methods of Payment

        Payment of the purchase price for shares of the Fund may be made in any of the following manners:

        Payment by wire: An expeditious method of purchasing shares is the transmittal of Federal Funds by bank wire to Firstar Bank Milwaukee, N.A. To purchase shares by wire transfer, instruct a commercial bank to wire money to:

               Firstar Bank Milwaukee, N.A.
               777 East Wisconsin Avenue
               Milwaukee, Wisconsin 53202
               ABA # 075000022
               Credit: Firstar Bank Milwaukee, N.A.
               Account # 112952137
               Further credit: The Fundamental Family of Funds
               Name of shareholder and account number (if known)

        (Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing.)

        The establishment of a new account or any additional purchases for an existing account by wire transfer should be preceded by a phone call to Firstar Mutual Fund Services, LLC, 1-800-322-6864 to provide information for the account. A properly signed share purchase application marked "Follow Up" must be sent for all new accounts opened by wire transfer. Applications are subject to acceptance by the Fund, and are not binding until so accepted. The wire transfer should be accompanied by the name, address, and social security number (in the case of new investors) or account number (in the case of persons already owning shares of the Fund).

        Payment by check: Shares may also be purchased by check. Checks should be made payable to Fundamental Family of Funds, and mailed to Firstar Mutual Fund Services, LLC, Agent, P.O. Box 701, Milwaukee, WI 53201-0701. If your check does not clear, Firstar Mutual Fund Services, LLC will cancel your purchase and charge you a $20 fee. Moreover, you could be liable for any losses incurred. The Fund reserves the right to limit the number of checks processed at any one time and will notify investors prior to exercising this right. The U.S. Postal Service and other independent delivery services are not agents of the Fund. Therefore, deposit of purchase requests in the mail or with such services does not constitute receipt by Firstar Mutual Fund Services, LLC or the Fund. Please do not mail letters by overnight courier to the post office box address. Purchase requests sent by overnight or express mail should be directed to:
Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, Mutual Fund Services, Third Floor, 615 East Michigan Street, Milwaukee, Wisconsin 53202.

        Automatic Investment Program: The Fundamental Automatic Investment Program offers a simple way to maintain a regular investment program. The Fund has waived the initial investment minimum for you when you open a new account and invest $100 or more per month through the Fundamental Automatic Investment Program. The Program permits an existing shareholder to purchase additional shares of any Fund (minimum $50 per transaction) at regular intervals. Under the Automatic Investment Program, shares are purchased by transferring funds from a shareholder's checking or bank money market account in an amount of $50 or more designated by the shareholder. At the shareholder's option, the account designated will be debited and shares will be purchased on the date selected by the shareholder. There must be a minimum of seven days between automatic purchases. If the date selected by the shareholder is not a business day, funds will be transferred the next business day thereafter. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish an Automatic Investment Account, complete and sign Section F of the Purchase Application and send it to the Transfer Agent. Shareholders may cancel this privilege or change the amount of purchase at any time by calling 1-800-322-6864 or by mailing written notification to: Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. The change will be effective five business days following receipt of notification by the Transfer Agent. A Fund may modify or terminate this privilege at any time or charge a service fee, although no such fee currently is contemplated. However, a $20 fee will be imposed by Firstar Mutual Fund Services, LLC if sufficient funds are not available in the shareholder's account at the time of the automatic transaction.

        While investors may use this option to purchase shares in their IRA or other retirement plan accounts, neither Fundamental Service Corporation nor the Transfer Agent will monitor the amount of contributions to ensure that they do not exceed the amount allowable for federal tax purposes. Firstar Mutual Fund Services, LLC will assume that all retirement plan contributions are being made for the tax year in which they are received.

                              REDEMPTION OF SHARES

        Each investor in the Fund has the right to cause the Fund to redeem his or her shares by making a request to Firstar Mutual Fund Services, LLC in accordance with either the regular redemption procedure, the telephone redemption privilege, the expedited redemption privilege, or the check redemption privilege, as described below. If Firstar Mutual Fund Services, LLC receives a redemption request before the close of trading on any day the New York Stock Exchange is open for trading, the redemption will become effective on that day and be made at the net asset value per share of the Fund, as determined at the close of trading on that day, and payment will be made on the following business day. If Firstar Mutual Fund Services, LLC receives a redemption request following the close of trading on the New York Stock Exchange, or on any day the New York Stock Exchange is not open for business, the redemption will become effective on the next day the New York Stock Exchange is open for trading and be made at the net asset value per share of the Fund, as determined at the close of trading on that day, and payment will be made on the following business day.

        Investors are entitled to receive all dividends on shares being redeemed that are declared on or before the effective date of the redemption of such shares. The net asset value per share of the Fund received by an investor on redeeming shares may be more or less than the purchase price per share paid by such investor, depending on the market value of the portfolio of the Fund at the time of redemption.

        Regular Redemption Procedure. Investors may redeem their shares by sending a written redemption request to Firstar Mutual Fund Services, LLC, which request must specify the number of shares to be redeemed and be signed by the investor of record. For redemptions exceeding $50,000 (and for all written redemptions, regardless of amount, made within 30 days following any change in account registration), the signature of the investor on the redemption request must be guaranteed by an eligible guarantor institution approved by Firstar Mutual Fund Services, LLC. Signature guarantees in proper form generally will be accepted from domestic banks, a member of a national securities exchange, credit unions and savings associations, as well as from participants in the Securities Transfer Agents Medallion Program ("STAMP"). If you have any questions with respect to signature guarantees, please call the transfer agent at (800) 322-6864. Firstar Mutual Fund Services, LLC may, at its option, request further documentation from corporations, executors, administrators, trustees, or guardians. If a redemption request is sent to the Fund, the Fund will forward it to Firstar Mutual Fund Services, LLC. Redemption requests will not become effective until all proper documents have been received by Firstar Mutual Fund Services, LLC. The U.S. Postal Service and other independent delivery services are not agents of the Fund. Therefore, deposit of purchase requests in the mail or with such services does not constitute receipt by Firstar Mutual Fund Services, LLC or the Fund. Please do not mail letters by overnight courier to the post office box address. Purchase requests sent by overnight or express mail should be directed to: Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, Mutual Fund Services, Third Floor, 615 East Michigan Street, Milwaukee, Wisconsin 53202. Requests for redemption that are subject to any special condition or specify an effective date other than as provided herein cannot be accepted and will be returned to the investor.

        Telephone Redemption Privilege. An investor may, either by completing the appropriate section of the purchase application or by making a later written request to Firstar Mutual Fund Services, LLC containing his or her signature guaranteed by an eligible guarantor (see above), obtain the telephone redemption privilege for any of his or her accounts. (Available only if established on the account application and if there has been no change of address by telephone within the preceding 30 days.) An investor may redeem up to $150,000 worth of shares per day from an account for which he or she has the telephone redemption privilege by making a telephone redemption request to Firstar Mutual Fund Services, LLC, at (800) 322-6864. Telephone calls will be recorded. A check for the proceeds of such a redemption will be issued in the name of the investor of record and mailed to the investor's address as it appears on the records of the Fund. Both the Fund and Firstar Mutual Fund Services, LLC reserve the right to refuse or limit a telephone redemption request, and may modify the telephone redemption privilege upon the giving of 60 days' prior notice.

        Neither the Fund nor the transfer agent will be liable for following instructions communicated by telephone that they reasonably believe to be genuine. It is the Fund's policy to provide that a written confirmation statement of all telephone call transactions be mailed to shareholders at their address of record within three business days after the telephone call transaction. Since you will bear the risk of loss, you should verify the accuracy of telephone transactions immediately upon receipt of your confirmation statement.

        Expedited Redemption Privilege. An investor in any series of the Trust may, either by completing the appropriate section of the purchase application or by later making a written request to Firstar Mutual Fund Services, LLC, containing his or her signature guaranteed by an eligible guarantor (see above), obtain the expedited redemption privilege for any of his or her accounts. The expedited redemption privilege allows the investor to have the proceeds from any redemption of shares in an amount of $5,000 or more transferred by wiring Federal Funds to the commercial bank or savings and loan institution specified in his or her purchase application or written request for the expedited redemption privilege. The commercial bank or savings and loan institution specified must be a member of the Federal Reserve
System. Firstar Mutual Fund Services, LLC charges a $12 service fee for each payment of redemption proceeds made by Federal wire. This fee will be deducted from your account. Expedited redemption requests may be made either by mail to the address specified under the regular redemption procedure or by telephone to the number specified under the telephone redemption privilege. The proceeds from such a redemption may be subject to a deduction of the usual and customary charge. An investor may change the account or commercial bank designated to receive the redemption proceeds by sending a written request to Firstar Mutual Fund Services, LLC, containing his or her signature guaranteed in the manner described above. Both the Fund and Firstar Mutual Fund Services, LLC reserve the right to refuse or limit an expedited redemption request and to modify the expedited redemption privilege at any time.

        Check Redemption Privilege. An investor may, either by completing the appropriate section of the purchase application or by later making a written request to the Fund, obtain redemption checks for any of his or her accounts. These checks may be used by the investor in any lawful manner and may be payable to the order of any person or company in an amount of $100 or more. When a check is presented to Firstar Mutual Fund Services, LLC for payment, Firstar Mutual Fund Services, LLC, as agent for the investor, will cause the Fund to redeem a sufficient number of shares in the investor's account to cover the amount of the check. Investors using the check redemption privilege will be subject to the same rules and regulations that are applicable to other checking accounts at Firstar Mutual Fund Services, LLC. There is no charge to the investor for using the check redemption privilege, except that Firstar Mutual Fund Services, LLC imposes a $20 charge, if an investor requests that it stop payment of a Redemption Check or if it cannot honor a Redemption Check due to insufficient funds or other valid reasons. The check redemption privilege may not be used to close an account. The check redemption privilege may be modified or terminated at any time by either the Fund or Firstar Mutual Fund Services, LLC.

        At times, the Fund may be requested to redeem shares for which it has not yet received good payment. The Fund may delay, or cause to be delayed, payment or redemption proceeds until such time as it has assured itself that good payment has been received for the purchase of such shares, which may take up to 15 days. In the case of payment by check, determination of whether the check has been paid by the paying institution can generally be made within 7 days, but may take longer. Investors may avoid the possibility of any such delay by purchasing shares by wire. In the event of delays in paying redemption proceeds, the Fund will take all available steps to expedite collection of the investment check.

        If shares were purchased by check, you may write checks against such shares only after 15 days from the date the purchase was executed. Shareholders who draw against shares purchased fewer than 15 days from the date of original purchase, will be charged usual and customary bank fees.

        The Fund reserves the right to suspend the right of redemption or postpone the day of payment with respect to its shares (1) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (2) during any period when trading markets that the Fund normally uses are restricted or an emergency exists as determined by the Securities and Exchange Commission, so that disposing of the Fund's investments or determining its net asset value is not reasonably practicable, or (3) for such other periods as the Securities and Exchange Commission by order may permit to protect investors.

        If an investor's account has an aggregate net asset value of less than $100, the Fund may redeem the shares held in such account if the net asset value of such account has not been increased to at least $100 within 60 days of notice by the Fund to such investor of its intention to redeem the shares in such account. The Fund will not redeem the shares of an account with a net asset value of less than $100 if the account was reduced from the initial minimum investment to below $100 as a result of market activity.

        Transfers. An investor may transfer shares of the Fund by submitting to Firstar Mutual Fund Services, LLC a written request for transfer, signed by the registered holder of the shares and indicating the name, social security or taxpayer identification number of and distribution and redemption options elected by the new registered holder. Such request must be signature guaranteed. Firstar Mutual Fund Services, LLC may, at its option, request further documentation from transferors that are corporations, executors, administrators, trustees, or guardians.

        Tax Sheltered Retirement Plans. We offer a Prototype Pension and Profit Sharing Plan, including Keogh plans, IRAs, SEP-IRA Plans, IRA Rollover Accounts and 403(b) plans. Check redemption and telephone redemption privileges are not available to Retirement account holders. Plan support services are available by calling us at (800) 322-6864.

        Exchange Privilege. For your convenience, the Exchange Privilege permits you to purchase shares in any of the other funds for which Fundamental Portfolio Advisors, Inc. acts as the investment manager in exchange for shares of the Fund at respective net asset values per share. Exchange instructions may be given in writing to Firstar Mutual Fund Services, LLC, Agent, P.O. Box 701, Milwaukee, WI 53201-0701, the Fund's transfer agent, and must specify the number of shares of the Fund to be exchanged and the fund into which the exchange is being made. The telephone exchange privilege will be made available to shareholders automatically. You may telephone exchange instructions by calling Firstar Mutual Fund Services, LLC at (800) 322-6864. Before any exchange, you must obtain, and should review, a copy of the current prospectus of the fund into which your exchange is being made. Prospectuses may be obtained by calling or writing the Fund. See also "Telephone Redemption Privilege" for a discussion of the Fund's policy with respect to losses resulting from unauthorized telephone transactions.

        The Exchange Privilege is only available in those states where such exchanges can legally be made and exchanges may only be made between accounts with identical account registration and account numbers. Prior to effecting an exchange, you should consider the investment policies of the fund in which you are seeking to invest. Any exchange of shares is, in effect, a redemption of shares in one fund and a purchase of the other fund. You may recognize a capital gain or loss for federal income tax purposes in connection with an exchange. The Exchange Privilege may be modified or terminated by the Fund after giving 60 days prior notice. The Fund reserves the right to reject any specific order, including purchases by exchange.

        A Completed Purchase Application must be received by the Transfer Agent before the Exchange, Check Redemption, Telephone Redemption or Expedited Redemption Privileges may be used.

                    DISTRIBUTION AGREEMENT AND MARKETING PLAN

        Distribution Agreement. Cresvale International (US) LLC, acts as principal distributor of Fund shares. The Distributor has the exclusive right to distribute Fund shares directly or through other broker-dealers. The Distributor is reimbursed for distribution expenses pursuant to a Distribution and Marketing Plan (the "Marketing Plan"), adopted pursuant to Rule 12b-1 under the 1940 Act, which allows it to finance activities that are primarily intended to result in the sale of the Fund's shares, including but not limited to advertising, commissions, and salaries paid to registered representatives and marketing personnel of the Distributor, printing of prospectuses and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature, and payments to dealers, banks and shareholder servicing agents who enter into agreements with the Manager or the Distributor for providing administrative and account maintenance services. Such services may include, without limitation, some or all of the following: answering Fund inquiries; assistance in changing dividend options, account registration and addresses; performance of sub-accounting; maintenance of shareholder accounts and records; assistance in processing purchase and redemption transactions; providing periodic statements showing a shareholder's account balance and the integration of such statements with those of other transactions and balances in the shareholder's other accounts serviced by the Manager or the Distributor, if any; and such other information and services as the Fund reasonably may request, to the extent the Manager or Distributor is permitted by applicable statute, rule or regulation to provide such information or services.

        Marketing Plan. Pursuant to the Marketing Plan, the Fund may incur distribution expenses not to exceed .25% per annum of its average daily net assets. The Marketing Plan will only permit payments for expenses actually incurred by the Distributor or the Manager. The Marketing Plan allows for the carry-over of expenses from year to year and, if the Marketing Plan is terminated or not continued in accordance with its terms, the Fund's obligation to make payments to the Distributor (or Manager) pursuant to the Plan will cease and the Fund will not be required to make any payments past the date the Marketing Plan terminates. The Fund records all accruals made under the Marketing Plan as expenses in the calculation of its net investment income. The Fund may not accrue the amount of distribution expenses incurred by the Distributor that may be paid pursuant to the Marketing Plan in future periods as a liability, because it is believed that the standards for the accrual of a liability under generally accepted accounting principles will not have been satisfied. Such distribution expenses are recorded as an expense in future periods as they are accrued. Certain overhead expenses of the Distributor are also provided for under the Marketing Plan.

                            DIVIDENDS AND TAX MATTERS

        The Fund intends to qualify as a regulated investment company, which means that it pays no federal income tax on the earnings or capital gains it distributes to its shareholders.

          o Dividends from the Fund that are attributable to interest on certain U.S. Government obligations may be exempt from certain state and local income taxes. The extent to which ordinary dividends are attributable to U.S. Government obligations will be provided on the tax tax statements you receive from the Fund.

          o Ordinary dividends from the Fund are taxable as ordinary income and dividends from the Fund's long-term capital gains are taxable as capital gain.

          o Dividends are treated in the same manner for federal income tax purposes whether you receive them in the form of cash or additional shares. They may also be subject to state and local taxes.

          o Certain dividends paid to you in January will be taxable as if they had been paid the previous December.

          o We will mail you tax statements annually showing the amounts and tax status of the distributions you received.

          o When you sell (redeem) or exchange shares of a Fund, you must recognize any gain or loss.

          o Because your tax treatment depends on your purchase price and tax position, you should keep your regular account statements for use in determining your tax.

          o You should review the more detailed discussion of federal income tax considerations in the Statement of Additional Information.

***We provide this tax information for your general information. You should consult your own tax adviser about the tax consequences of investing in a Fund.***

                              FOR MORE INFORMATION

FOR INVESTORS WHO WANT MORE INFORMATION ON THE FUND, THE FOLLOWING DOCUMENTS ARE AVAILABLE FREE UPON REQUEST:

Annual/Semi-Annual Reports: contain performance data and information on portfolio holdings for the Fund's most recently completed fiscal year or half year and, on an annual basis, a statement from portfolio management and the auditor's report.

Statement of Additional  Information (SAI):  contains more detailed  information
about  the  Fund's  policies,   investment  restrictions,   risks  and  business
structure. This prospectus incorporates the SAI by reference.

Copies of these documents and answers to questions about the Fund may be obtained without charge by contacting:

                          Fundamental Fixed-Income Fund
                      U.S. Goverment Strategic Income Fund
                                 67 Wall Street
                                New York NY 10005
                                 1-800-___-____

Information about the Fund (including the SAI) can be viewed and copied at the Public Reference Room of the Securities and Exchange Commission (the "SEC") in Washington, D.C. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Room of the SEC, Washington, D.C. 20549-6009. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC- 0330. Reports and other information about the Fund may be viewed on-screen or downloaded from the SEC's Internet site at http://www.sec.gov.

================================================================================
              FOR MORE INFORMATION ON OPENING A NEW ACCOUNT, MAKING
             CHANGES TO EXISTING ACCOUNTS, PURCHASING, EXCHANGING OR
           REDEEMING SHARES, OR OTHER INVESTOR SERVICES, PLEASE CALL:

                                1-800-(___-____)
                              Monday through Friday
                          8:30 a.m. to 5:00 p.m. (EST)
================================================================================




           The Fund's Investment Company Act File number is _________.

                          Fundamental Fixed-Income Fund
                        High-Yield Municipal Bond Series




         This Prospectus pertains to the High-Yield Municipal Bond Series ("High -Yield Series") of the Fundamental Fixed-Income Fund (the "Fund").





                                   Prospectus

                                   April 30, 1999











THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY NOR HAS THE COMMISSION OR ANY STATE SECURITIES AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                                        Page

Risk/Return Summary.....................................................

Financial Highlights....................................................

Investment Objective and Policies.......................................

Investment Techniques...................................................

Investment Risks........................................................

Management .............................................................

Pricing of Fund Shares..................................................

Purchase of Shares......................................................

Redemption of Shares....................................................

Distribution Expenses...................................................

Dividends and Tax Matters...............................................

Appendix Description of Municipal Bond Ratings                           A-1

                               RISK/RETURN SUMMARY

Investment Objective

The High-Yield Series seeks to provide a high level of current income that is exempt from federal income tax.

Principal Investment Strategies

The High-Yield Series will attempt to achieve its objective investing at least 80% of its total assets in lower quality municipal securities the interest from which is exempt from federal income tax.

Principal Risks of Investing in the High-Yield Series

There is no guarantee that the High-Yield Series will achieve its stated objective. In fact, you could lose money by investing in the High-Yield Series. In making your investment decision, you should understand that the High-Yield Series's net asset value (NAV), yield, and total return may be adversely affected by any or all of the following factors:

o Interest rate risk - Changes in interest rates cause the prices and yields of debt securities to fluctuate;

o Credit risk - Certain issuers of securities may fail to make timely payments of interest and principal on the High-Yield Series' investments;

o Concentration risk - Because the High-Yield Series will invest its assets mainly in the municipal issuers, it is subject to greater losses arising from adverse political or economic events affecting municipal securities; and

o Diversification risk - Because the High-Yield Series may invest a greater percentage of its assets in a few issuers, there is an increased likelihood that a few issuers of securities may cause losses to the High-Yield Series.


Summary of Past Performance

The bar chart and table shown below indicate the risks of investing in the High-Yield Series. The bar chart shows the performance of the High-Yield Series for each of the last 10 calendar years. The table shows how the High-Yield Series' average annual return for 1, 5, and 10 years compare with those of a broad measure of market performance.

Bar Chart

The bar chart illustrates how the High-Yield Series' returns vary from year to year. As always, past performance is no way to predict future performance.

         1998     -        0.74%
         1997     -       15.71%
         1996     -        4.05%
         1995     -       25.70%
         1994     -      (12.92)%
         1993     -        5.12%
         1992     -        6.26%
         1991     -       10.14%
         1990     -       (5.85)%
         1989     -        5.45%

The High-Yield Series' best performance for one quarter was 9.16% for the quarter ended 12/31/95. The High-Yield Series' worst performance for one quarter was (5.84)% for the quarter ended 3/31/94.

Average Annual Total Returns Table

The table below shows the High-Yield Series' average annual total returns for the 1, 5, and 10 year periods of the High-Yield Series' existence in comparison to the Lehman Brothers Municipal Bond Index for the same periods. The table provides some indication of the risks of investing in the High-Yield Series by showing how the Fund' average annual total returns for the periods noted compare with that of a broad measure of market performance. As always, past performance is no way to predict future performance.


Average Annual Returns as      One Year        5 years          10 Years
of 12/31/98

Fundamental Fixed-Income         0.74%           5.83%            5.00%
Fund High-Yield Municipal
Bond Series

Lehman Brothers Municipal
Bond Index


Fees and Expenses of the High-Yield Series

This table describes the fees and expenses that you may pay if you buy and hold shares of the

High-Yield Series.

Shareholder Fees (fees paid directly from your investment)


Maximum Sales Charge (Load) Imposed on Purchases
(as percentage of offering price).........................................  __%

Maximum Deferred Sales Charge (Load) (as a percentage of __)..............  __%

Maximum Sales Charge (Load) Imposed on Reinvested Dividends
[and other Distributions].................................................  __%

Redemption Fee (as a percentage of amount redeemed, if applicable)........  __%

Exchange Fee..............................................................  __%

Maximum Account Fee.......................................................  __%

Annual Fund Operating Expenses (expenses that are deducted
from Fund assets).........................................................  __%

Management Fees...........................................................  __%

Distribution [and/or Service] (12b-1) Fees................................  __%

Other Expenses............................................................  __%

      _____________________________                            __%
      _____________________________                            __%
      _____________________________                            __%

Total Annual Fund Operating Expenses......................................  __%


         Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

         The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

         1 Year       3 Years         5 Years          10 Years
         ------       -------         -------          --------

         $-------     $-------        $-------         $-------

         You would pay the following expenses if you did not redeem your shares:

         1 Year       3 Years         5 Years          10 Years
         ------       -------         -------          --------

         $-------     $-------        $-------         $-------

         The Example does no reflect sales charges (loads) on reinvested dividends [and other distributions]. If these sales charges (loads) were included, your costs would be higher.


Financial Highlights

         The following information is intended to assist in your understanding of the Fund's performance for the time periods noted. The information has been audited by McGladrey & Pullen, LLP, independent public accountants, in connection with their audit of the High-Yield Series' financial statements. McGladrey & Pullen's report on the High-Yield Series' financial statements for the year ended December 31, 1998 appears in the Fund's Annual Report which is available upon request without charge.

[INSERT FINANCIALS]

Investment Objective and Policies

         The investment objective of the High-Yield Series is to provide a high level of current income exempt from federal income taxes through the investment in a portfolio of lower quality municipal bonds.

         The policy of the High-Yield Series is to invest under normal circumstances at least 80% of its assets in debt securities issued by, or on behalf of, states, territories, and possessions of the United States and the District of Columbia and their political subdivisions, agencies, or instrumentalities, the interest on which is exempt from federal income tax (municipal bonds). As a temporary defensive measure under certain market conditions, the High-Yield Series may invest up to 50% of its assets in short-term taxable investments. See Temporary Defensive Investments below.

         The High-Yield Series' investment objective is a fundamental policy which may not be changed without the approval of a majority of the outstanding shares of the High-Yield Series.

         As used in this Prospectus, the phrase majority of the Fund's outstanding shares means the vote of the lesser of (1) 67% of the Fund's shares present at a meeting of shareholders if the holders of more than 50% of the outstanding shares are present in person or by proxy at such a meeting or (2) more than 50% of the Fund's outstanding shares.

         The High-Yield Series invests at least 65% of its assets in the lower quality, high-yield municipal bonds that are rated BB or lower by Standard & Poor's Corporation (S&P) or Ba or lower by Moody's Investors Service, Inc. (Moody's) or are unrated but judged by the Fund's investment adviser to be of at least comparable quality. The High-Yield Series may not invest any of its assets in municipal bonds that are not currently paying income or in municipal bonds that are rated lower than C by S&P or Moody's. There is no limit on the percentage of its assets that the High-Yield Series may invest in unrated securities that would otherwise qualify for purchase by the High-Yield Series. Although the High-Yield Series invests its assets predominantly in the lower quality municipal bonds described above due to the higher yield they provide, the High-Yield Series may under certain conditions invest in higher quality securities. For example, certain securities with higher risk characteristics that the Fund invests in, such as inverse floaters and previously non-rated zero coupon bonds that have been escrowed with government securities, may have relatively high credit ratings, but still may have higher risk characteristics that make them appropriate for high yield investors.

         The High-Yield Series normally purchases long-term municipal bonds with maturities of 20 years or greater because such municipal bonds generally produce higher yields than short-term municipal bonds. Although the market value of all fixed-income securities generally varies inversely with changes in interest rates, long-term securities are more exposed to this variation than short-term securities and thus more likely to cause some instability in the

High-Yield Series' share price. The High-Yield Series reserves the right to vary the average maturity of securities it holds. A large portion of the High-Yield Series' assets may be invested in municipal bonds whose interest payments are derived from revenues from similar projects or whose issuers share the same geographic location. Consequently, the asset value and performance of the High-Yield Series may be more susceptible to certain economic, political, or regulatory developments than if the High-Yield Series had a more diversified portfolio of investments. In making investments, the High-Yield Series considers the advice of its investment adviser and uses the Fund's research facilities to perform its own credit analysis, consisting of an examination of the economic feasibility of revenue bond project financings and general purpose borrowings; the financial condition of the issuer or guarantor with respect to liquidity; cash flow and ability to meet anticipated debt service requirements; and various economic, political, industrial, and geographic trends. Through credit analysis and portfolio diversification, investment risk can be reduced; however, there can be no assurances that losses will not occur. For the ratings of S&P and Moody's for municipal bonds, see the Appendix to this Prospectus.

         The High-Yield Series also invests, from time to time, a portion of its assets in higher quality municipal bonds (those rated BBB or above by S&P or Baa or above by Moody's), such as when there is an influx of assets and sufficient suitable lower quality municipal bonds are not available, or during a period when yield spreads among municipal bonds are narrow and the marginally higher yields of lower quality municipal bonds do not justify, in the judgment of the investment adviser of the High-Yield Series, the increased risk involved.
Securities rated BBB by S&P or Baa by Moody's are considered medium grade, neither highly protected nor poorly secured, with some elements of uncertainty over any great length of time and certain speculative characteristics as well.

Temporary Investments

         The High-Yield Series anticipates that it may, from time to time, and in response to adverse market conditions, invest a portion of its total assets on a temporary basis in short-term fixed-income obligations, the interest on which is subject to federal income taxes.

Participation Interests, Variable and Inverse Floating Rate Instruments

         The Fund may purchase participation interests from financial institutions. These participation interests give the purchaser an undivided interest in one or more underlying municipal obligations. The Fund may also invest in municipal obligations which have variable interest rates that are readjusted periodically. Such readjustment may be based either upon a predetermined standard, such as a bank prime rate or the U.S. Treasury bill rate, or upon prevailing market conditions. Many variable instruments are subject to redemption or repurchase at par on demand by the Fund (usually upon no more than seven days' notice). All variable rate instruments must meet the quality standards of the Fund. The Manager will monitor the pricing, quality and liquidity of the variable rate municipal obligations held by the

Fund. The Fund may purchase inverse floaters which are instruments whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index. Changes in the interest rate on the other security or index inversely affect the residual interest rate paid on the inverse floater, with the result that the inverse floater's price will be considerably more volatile than that of a fixed-rate bond. For example, a municipal issuer may decide to issue two variable rate instruments instead of a single long-term, fixed-rate bond. The interest rate on one instrument reflects short-term interest rates. Typically, this component pays an interest rate that is reset periodically through an auction process, while the interest rate on the other instrument (the inverse floater) pays a current residual interest rate based on the total difference between the total interest paid by the issuer on the municipal obligation and the auction rate paid on the auction component. This reflects the approximate rate the issuer would have paid on a fixed-rate bond multiplied by two, minus the interest rate paid on the short-term instrument. Depending on market availability, the two portions may be recombined to form a fixed-rate municipal bond. The Fund may purchase both the auction and the residual components.

         The Fund may invest in municipal obligations that pay interest at a coupon rate equal to a base rate, plus additional interest for a certain period of time if short-term interest rates rise above a predetermined level or "cap". The amount of such an additional interest payment typically is calculated under a formula based on a short-term interest rate index multiplied by a designated factor.

         The Fund may purchase various types of structured municipal bonds whose interest rates fluctuate according to changes in other interest rates for some period and then revert to a fixed rate. The relationship between the interest rate on these bonds and the other interest rate or index may be direct or inverse, or it may be based on the relationship between two other interest rates such as the relationship between taxable and tax-exempt interest rates.

When-Issued Securities

         The High-Yield Series purchases some municipal bonds on a when-issued basis, which means that it may take as long as 60 days or more before they are delivered and paid for. The commitment to purchase a security for which payment will be made at a future date may be deemed a separate security. The purchase price and interest rate of when-issued securities are fixed at the time the commitment to purchase is entered into. Although the amount of municipal bonds for which there may be purchase commitments on a when-issued basis is not limited, it is expected that under normal circumstances not more than 50% of the total assets of the High-Yield Series will be committed to such purchases. The High-Yield Series does not start earning interest on when-issued securities until settlement is made. In order to invest the assets of the High-Yield Series immediately while awaiting delivery of securities purchased on a when-issued basis, short-term obligations that offer same-day settlement and earnings will normally be purchased. Although short-term investments are normally in tax-exempt securities, short-term taxable securities may be purchased if suitable short-term tax-exempt securities are not available.

Futures Contracts

         A futures contract is an agreement between two parties to buy and sell a security for a set price on a future date. They have been designed by boards of trade that have been designated contracts markets by the Commodity Futures Trading Commission (the CFTC). Futures contracts trade on these markets in a manner similar to the way a stock trades on a stock exchange, and through their clearing corporations, the boards of trade guarantee performance of the contracts. Presently, there are futures contracts based on such debt securities as long-term U.S. Treasury bonds, Treasury notes, Government National Mortgage Association modified pass-through mortgage-backed securities, three-month U.S. Treasury bills, municipal bonds and bank certificates of deposit. While futures contracts based on debt securities do provide for the delivery and acceptance of securities, such deliveries and acceptances are very seldom made. Generally, the futures contract is terminated by the execution of an offsetting transaction. An offsetting transaction for a futures contract sale is effected by that party entering into a futures contract purchase for the same aggregate amount of the specified type of financial instrument and same delivery date. If the price in the sale exceeds the price in the offsetting purchase, that party is immediately paid the difference and thus realizes a gain. If the offsetting purchase price exceeds the sale price, that party pays the difference and realizes a loss. Similarly, closing out a futures contract purchase is effected by that party entering into a futures contract sale. If the offsetting sale price exceeds the purchase price, that party realizes a gain; if the purchase price exceeds the offsetting sale price, that party realizes a loss. At the time a futures contract is made, a small good faith deposit called initial margin is required from each party to the futures contract. The initial margin deposit is generally 1.5-5% of a contract's face value. Thereafter, the futures contract is valued daily, and payment of variation margin is required, so that each day, each party pays out cash in an amount equal to any decline in the contract's value or receives cash equal to any increase.

         The High-Yield Series enters into futures contracts involving debt securities backed by the full faith and credit of the U.S. Government. The High-Yield Series' purpose in entering into futures contracts is to protect the High-Yield Series from the adverse effects of fluctuations in interest rates without actually buy ing or selling long-term debt securities. For example, because the High-Yield Series owns long-term bonds, if interest rates were expected to increase, the High-Yield Series might enter into futures contracts for the sale of debt securities. This would have much the same effect as selling an equivalent value of the High-Yield Series' long-term bonds. If interest rates did increase, the value of the debt securities in the High-Yield Series' portfolio would decline, but the value of such futures contracts would increase at approx imately the same rate, thereby preventing the net asset value of the High-Yield Series from declining as much as it otherwise would have.

         Similarly, when interest rates are expected to decline, the High-Yield Series may enter into futures contracts as a hedge against the anticipated increase in the price of long-term bonds. Because the value of such futures contracts should vary directly with the price of long-term bonds, the High-Yield Series could take advantage of the anticipated rise in the value of long-term bonds without actually buying them until the market had stabilized. At that time, futures contracts could be liquidated and High-Yield Series cash reserves could be used to buy long-term bonds on the cash market. The High-Yield Series could accomplish similar results by selling bonds with long maturities and investing in bonds with short maturities when interest rates are expected to increase. However, because the futures market is more liquid than the cash market, using futures contracts as an investment technique allows the High-Yield Series to maintain a defensive position without having to sell its portfolio securities. This technique would be particularly appropriate when the cash flow from the sale of new shares of the High-Yield Series could have the effect of diluting dividend earnings.

         Futures contracts may also be used to protect the High-Yield Series portfolio from shifts in value due to overvaluation or undervaluation of the municipal bond market as compared to the taxable bond market. For instance, if the municipal bond market appeared to be overvalued relative to the U.S. Government bond market, a hedge could be created by executing futures contracts for the sale of municipal bonds and for the purchase of government bonds in like amounts.

         Investment by the High-Yield Series in futures contracts is subject to a restriction because of CFTC regulations; the High-Yield Series may enter into future contracts only as a temporary defensive measure for hedging purposes. If the CFTC changes its regulations so that the High-Yield Series is permitted to invest in futures contracts for income purposes without having to register with the CFTC, the High- Yield Series may engage in transactions in futures contracts for this purpose.

Options

         Options are the right to buy or sell securities, or futures contracts, in the future. A put option gives the holder the right to sell a designated security for a set price within a specified time period, and a call option gives the holder the right to buy a designated security for a set price within a specified time period. Currently, the market for options on tax-exempt securities is very small. There are also options on futures contracts, which entitle a holder to enter into a futures contract, on specified terms, within a specified time period. Unlike a futures contract, which requires parties to the contract to buy and sell a security for a set price on a set date, an option merely entitles its holder to decide on or before a future date whether to purchase or sell a security at a set price or to enter into a specified futures contract. If the holder decides not to exercise an option, all that is lost is the price, called the premium, paid for the option. Further, because the value of the option is fixed at the point of sale, there are no daily payments of cash to reflect the change in the value of the underlying transaction. However, since an option gives the buyer the right to enter into a transaction or contract at a set price for a fixed period of time, its value does change daily, and that change is reflected in the net asset value of the High-Yield Series.

         The High-Yield Series will buy only options listed on national securities exchanges, except for agreements (sometimes called cash puts) that may accompany the purchase of a new issue of bonds from a dealer.

Lending Portfolio Securities

         The High-Yield Series may lend securities in its portfolio to brokers, dealers, banks, or other institutional borrowers of securities for the purpose of obtaining additional income, provided that the borrower maintains with the High-Yield Series collateral in the form of cash or cash equivalents, such as Treasury bills, equal to at least l00% of the fair market value of the securities lent. Borrowers of portfolio securities of the High-Yield Series pay to the High-Yield Series any income accruing on borrowed securities during the time such securities are on loan and may also pay to the High-Yield Series a specified amount of interest on the borrowed securities. In addition, the
High-Yield Series is entitled to earn additional income by investing the collateral it holds. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower of any loaned securities fail financially. For this reason, the investment adviser of the High-Yield Series will evaluate and monitor the creditworthiness of firms that borrow securities from the High-Yield Series. The High-Yield Series will not lend its portfolio securities if as a result more than 30% of its total assets will be subject to such loans. In addition, because income derived from lending its portfolio securities is not tax-exempt, the High-Yield Series limits lending its securities in accordance with its investment objective. Accordingly, it is not anticipated that the High-Yield Series will normally engage in any material amount of portfolio lending.

Borrowings

         The High-Yield Series may borrow money in an amount up to 33.33% of its total assets. Borrowings are also subject to the restriction that the value of the High-Yield Series' assets, less its liabilities other than borrowings, must always be equal to or greater than 300% of all of its borrowings (including the proposed borrowing). If this 300% coverage requirement is not met, the High-Yield Series must, within three days, reduce its debt to the extent necessary to meet such coverage requirement, and to do so, it may have to sell a portion of its investments at a time when such a sale would otherwise be unadvisable.

         Interest on money borrowed is an expense of the High-Yield Series and decreases its net earnings. While money borrowed may be used by the High-Yield Series for investment in securities, the interest paid on borrowed money reduces the amount of money available for investment by the High-Yield Series. The interest paid by the High-Yield Series on borrowings may be more or less than the yield on the securities purchased with borrowed funds.

         The High-Yield Series may borrow in order to meet redemption requests and for investment. Borrowing for investment increases both investment opportunity and investment risk. Since the High-Yield Series' assets fluctuate in value, and the obligation resulting from the borrowing is fixed, the net asset value per share of the High-Yield Series will tend to increase more when the High-Yield Series' investments increase in value and decrease more when the High-Yield Series' investments decrease in value than would otherwise be the case. This is a speculative factor known as leverage.

Portfolio Transactions and Turnover

         The High-Yield Series is fully managed by purchasing and selling securities as well as by holding selected securities to maturity. In purchasing and selling portfolio securities, the High-Yield Series seeks to take advantage of variations in the creditworthiness of issuers. For a description of the strategies that may be used by the High-Yield Series in purchasing and selling portfolio securities, see the Statement of Additional Information.

         While it is not possible to predict accurately the rate of turnover of the High-Yield Series' portfolio on an annual basis, it is anticipated that the rate will not materially exceed 100%. A portfolio turnover of 100% would occur if all of the securities in the portfolio were changed once in a 12-month period. Computation of portfolio turnover excludes transactions in securities having a maturity of one year or less at the time of acquisition. A high turnover rate (over 100%) increases transaction costs and the possibility of taxable short-term gains (see "Dividends and Tax Matters") which, in turn, will reduce the Fund's return. Therefore, the Manager weighs the added costs of short-term investment against anticipated gains.

Temporary Defensive Investments

         The High-Yield Series anticipates that it may, from time to time, and in response to adverse market conditions, invest a portion of its total assets, on a temporary basis, in short-term fixed-income obligations whose interest is subject to federal income tax.



                                  SPECIAL RISKS

Special Risk Factors Relating to Non-Diversification

         The Fund's portfolio is non-diversified and may have greater risk than a diversified portfolio. As a non-diversified investment company, the Fund could conceivably invest all of its assets in one issuer. However, in order to qualify as a "regulated investment company" for Federal income tax purposes, the Fund must comply with the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), which limit the aggregate value of all holdings (except U.S. Government and cash items, as defined in the Code), each of which exceeds 5% of the Fund's total assets, to an aggregate amount of 50% of such assets, and which further limit the holdings of a single issuer (with the same exceptions) to 25% of the Fund's total assets. Therefore, for our purposes, non-diversification means that, with regard to the Fund's total assets, 50% of such assets may be invested in as few as two single issuers. (These limits are measured at the end of each quarter.) In the event of decline of creditworthiness or default on the obligations of one or more such issuers exceeding 5%, an investment in the Fund will involve greater risk than in a fund that has a policy of diversification.

         Many of the Fund's portfolio securities will be obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other portfolio securities (e.g., securities the interest on which is paid from revenues of similar types of projects). As a result, the Fund's portfolio may be subject to greater risk as compared to a portfolio composed of more varied obligations or issuers. Furthermore, the relatively high degree of similarities among the issuers of obligations in the Fund's portfolio may result in a greater degree of fluctuation in the market value of the portfolio.

Special Risk Factors Relating to Futures and Options

         There are certain risks in investing in options and interest rate futures contracts. With respect to the use of futures contracts, although the Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. Futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. If it is not possible, or the Fund determines not to close a futures position in anticipation of adverse price movements, the Fund will be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may offset partially or completely losses on the futures contract.

         In addition, no assurance can be given that the price of the securities being hedged will correlate with the price movements in a futures contract and thus provide an offset to losses on the futures contract. However, the risk of imperfect correlation generally tends to diminish as the maturity date of the futures contract approaches.

         The Manager could also be incorrect in its expectations about the direction or degree of various interest rate movements in the time span within which the movements take place. Predicting interest rate direction involves skills and techniques different from those used in most investment strategies, and there is no guarantee that such predictions will be accurate.

         The risk the Fund assumes when it buys an option is the loss of the premium paid for the option. In order to benefit from buying an option, the price of the underlying security must change sufficiently to cover the premium paid, the commissions paid, both in the acquisition of the option and in a closing transaction, or the exercise of the option and subsequent sale of the underlying security. (The Fund could enter into a closing transaction by purchasing an option if it had previously sold one, or by selling an option if it had previously bought one, with the same terms as the option previously acquired.) Nevertheless, the price change in the underlying security does not assume a profit, because prices in the options market may not reflect such a change.

         The risk involved in writing options on futures contracts the Fund owns, or on securities held in its portfolio, is that there could be an increase in the market value of such contracts or securities. In such case, the option would be exercised and the asset would be sold at a lower price than the cash market price. To some extent, the risk of not realizing a gain could be reduced by entering into a closing transaction. However, the cost of closing the option and terminating the Fund's obligation might be more or less than the premium received when it originally wrote the option. Further, the Fund might not be able to close the option because of insufficient activity in the options market. The risk involved in writing options (or selling futures) is not limited to the value of the options, since the maximum potential loss to the Fund is the cost of closing out the short options (or futures) positions which theoretically has no limit.

         Finally, in deciding whether to use futures contracts or options, consideration must be given to brokerage commission costs, which are normally higher than those associated with general securities transactions.

Special Risk Factors Relating to Lower Rated Municipal Bonds

         You should carefully consider the relative risks of investing in the higher yielding (and, therefore, higher risk) securities in which the Fund may invest. These are bonds such as those rated Ba to Caa by Moody's or BB to CC by S&P, Fitch or Duff or, if unrated, are judged by Fund management to be of comparable quality. They generally are not meant for short-term investing and may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated fixed-income securities. Bonds rated Ba by Moody's are judged to have speculative elements; their future cannot be considered as well assured and often the protection of interest and principal payments may be very moderate. Bonds rated BB by S&P, Fitch or Duff are regarded as having predominantly speculative characteristics and, while such obligations have less near-term vulnerability to default than other speculative grade debt, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. Bonds rated CC by S&P, Fitch or Duff are regarded as having the highest degree of speculation; while such bonds may have some small degree of quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions. Bonds rated as low as Caa by Moody's may be in default or may present elements of danger with respect to principal or interest. The Fund will not purchase bonds in default.

         Investments in bonds rated Ba or lower by Moody's and BB or lower by S&P, Fitch or

Duff, while generally providing greater income and opportunity for gain than investments in higher rated bonds, usually entail greater risk of principal and income (including the possibility of default or bankruptcy of the issuers of such bonds), and may involve greater volatility of price (especially during periods of economic uncertainty or change) than investments in higher rated bonds. However, since yields may vary over time, no specific level of income can be assured. These lower rated, high yielding securities generally tend to reflect economic changes and short-term corporate and industry developments to a greater extent than higher rated securities which react primarily to fluctuations in the general level of interest rates. Lower rated securities will also be affected by the market's perception of their credit quality (especially during times of adverse publicity) and the outlook for economic growth. In the past, economic downturns or an increase in interest rates have, under certain circumstances, caused a higher incidence of default by the issuers of these securities  and  may do so in the  future,  especially  in the  case  of  highly leveraged issuers. The prices for these securities may be affected by legislative and regulatory developments. For example, new Federal rules require that savings and loan associations gradually reduce their holdings of high-yield securities. An effect of such legislation may be to significantly depress the prices of outstanding lower rated high yielding fixed-income securities. Factors adversely affecting the market price and yield of these securities will adversely affect the Fund's net asset value. In addition, the retail secondary market for these securities may be less liquid than that of higher rated bonds; adverse conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Fund's net asset value. Therefore, judgment may at times play a greater role in valuing these securities than in the case of investment grade fixed-income securities, and it also may be more difficult during certain adverse market conditions to sell these lower rated securities at their fair value to meet redemption requests or to respond to changes in the market.

Special Risk Factors Relating to When Issued Securities

         When a commitment to purchase a security on a when-issued basis is made, procedures are established consistent with the General Statement of Policy of the Securities and Exchange Commission concerning such purchases. Because that policy currently recommends that an amount of the High-Yield Series' assets equal to the amount of the purchase be held aside or segregated to be used to pay for the commitment, cash or high-quality debt securities sufficient to cover any commitments are always expected to be available. Although it is not intended that such purchases would be made for speculative purposes and although the High-Yield Series intends to adhere to provisions of the Securities and Exchange Commission policy, purchases of securities on a when-issued basis may involve more risk than other types of purchases. For example, when the time comes to pay for a when-issued security, portfolio securities of the High-Yield Series may have to he sold in order for the High-Yield Series to meet its payment obligations, and a sale of securities to meet such obligations carries with it a greater potential for the realization of capital gain, which is not tax-exempt. Also, if it is necessary to sell the when-issued security before delivery, the High-Yield Series may incur a loss because of market fluctuations since the time the commitment to purchase the when-issued security was made. Moreover, any gain resulting from any such sale would not be tax-exempt. Additionally, because of market fluctuations between the time of commitment to purchase and the date of purchase, the when-issued security may have a lesser (or greater) value at the time of purchase than the High-Yield Series' payment obligations with respect to the security.

Special Risk Factors Relating to Zero Coupon Bonds

         The Fund may invest in zero coupon bonds and pay-in-kind bonds (bonds which pay interest through the issuance of additional bonds), which involve special considerations. These securities may be subject to greater fluctuations in value due to changes in interest rates than interest-bearing securities and thus may be considered more speculative than comparably rated interest-bearing securities. In addition, current Federal income tax law requires the holder of a zero coupon security or of certain pay-in-kind bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, the Fund may be required to distribute income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements. Fund management anticipates that investments in zero coupon securities and pay-in-kind bonds will not ordinarily exceed 25% of the value of the Fund's total assets.

Special Risk Factors Relating to Inverse Floating Rate Instruments

         Changes in interest rates inversely affect the rate paid on inverse floating rate instruments ("inverse floaters"). The inverse floaters' price will be more volatile than that of a fixed rate bond. Additionally, some inverse floaters contain a "leverage factor" whereby the interest rate moves inversely by a "factor" to the benchmark. For example, the rates on the inverse floating rate note may move inversely at three times the benchmark rate. Certain interest rate movements and other market factors can substantially affect the liquidity of inverse floaters. These instruments are designed to be highly sensitive to interest rate changes and may subject the holders thereof to extreme reductions of yield and possibly loss of principal.

Special Risk Factors Relating to New York Issuers

         You should carefully consider the special risks inherent in the Fund's investment in municipal obligations of New York issuers. These risks result from the financial condition of New York State and certain of its public bodies and municipalities, including New York City. Beginning in early 1975, New York State (the "State"), New York City (the "City") and other entities faced serious financial difficulties which jeopardized the credit standing and impaired the borrowing abilities of such entities and contributed to high interest rates on, and lower market prices for, debt obligations issued by them. A recurrence of such financial difficulties, as may be currently developing, or a failure of certain financial recovery programs related thereto could result in defaults or declines in the market values of various municipal obligations in which the Fund may invest. If there should be a default or other financial crisis relating to the State, the

City, a State or City agency, or other municipality, the market value and marketability of outstanding municipal obligations of New York issuers in the Fund's portfolio and the interest income to the Fund could be adversely affected.

         A number of pending court actions have been brought against or involve the State, its agencies, or other municipal subdivisions of the State, which actions relate to financing, the use of tax or other revenues for the payment of obligations and claims that would require additional public expenditures. Adverse decisions in such cases could require extraordinary appropriations or expenditure reductions or both and might have a materially adverse effect on the financial condition of the State and its agencies and municipal subdivisions. Any such adverse effect could affect, to some extent, all municipal securities issued by the State, its agencies, or municipal subdivisions.

         To the extent that State agencies and local governments seek special State assistance, the ability of the State to pay its obligations as they become due or to obtain additional financing could be adversely affected, and the marketability of notes and bonds issued by the State, its agencies, and other governmental entities may be impaired.

Other Considerations

         It is expected that a substantial portion of the assets of the Fund will be derived from professional money managers and investors who intend to invest in the Fund as part of an asset-allocation or market-timing investment strategy. These investors are likely to redeem or exchange their Fund shares frequently to take advantage of anticipated changes in market conditions. The strategies employed by investors in the Fund may result in considerable assets moving in and out of the Fund. Consequently, the Company expects that the Fund will generally experience significant portfolio turnover, which will likely cause higher expenses and additional costs and affect the Fund's performance.

Private Activity Bonds

         Interest from certain municipal bonds (referred to as private activity bonds) is treated as a tax preference item under the alternative minimum tax. Thus, corporate and individual investors may incur an alternative minimum tax liability as a result of receiving tax-exempt dividends from the High-Yield Series to the extent such dividends are attributable to interest from private activity bonds. The High-Yield Series invests in private activity bonds only when it believes that the yield disparity between private activity bonds and other municipal bonds makes an investment in private activity bonds attractive. In addition, because all tax-exempt dividends are included in a corporate shareholder's adjusted current earnings (which are used in computing a separate preference item for corporate taxpayers), corporate shareholders may incur an alternative minimum tax liability as a result of receiving any tax-exempt dividends from the High-Yield Series. Tax-exempt interest and income referred to throughout this Prospectus mean interest and income that is excluded from gross income for federal income tax purposes but that may be a tax preference item subject to the alternative minimum tax. Further, such tax-exempt interest and income may be subject to taxation under the tax laws of any state or local taxing authority. See Information about Shares of the High-Yield Series--Dividends and Tax Matters.

                                    YEAR 2000

The Fund's securities trades, pricing and accounting services and other operations could be adversely affected if the computer systems of the adviser, distributor, custodian or transfer agent were unable to recognize dates after 1999. The adviser and other service providers have told the Fund that they are taking action to prevent, and do not expect the funds to suffer from, significant year 2000 problems.


Management

         The Fund is managed by Cornerstone Equity Advisors, Inc. ("Cornerstone" or the "Manager"). Cornerstone's principal business address is 67 Wall Street, New York, New York 10005. Cornerstone is an investment adviser registered with the Securities and Exchange Commission. Prior to its association with the Fund, Cornerstone managed approximately $20 million of assets for private and institutional accounts. As investment manager, Cornerstone manages and supervises the Fund's investment portfolio and directs the purchase and sales of its investment securities.

Cornerstone's advisory contract with the Fund was approved at a Special Meeting of shareholders held on March ___, 1999. At that meeting, shareholders also ratified Cornerstone's advisory fees of $___________, which amounted to ____% of the Fund's average net assets for the period from September 29, 1998 to December 31, 1998. Cornerstone's advisory fee was based on the following table:


                             Average Daily Net Asset Value                                     Annual Fee Payable
                             -----------------------------                                     ------------------
Net asset value to $100,000,000                                                                       .80%
Net asset value of $100,000,000 or more but less than $200,000,000                                    .78%
Net asset value of $200,000,000 or more but less than $300,000,000                                    .76%
Net asset value of $300,000,000 or more but less than $400,000,000                                    .74%
Net asset value of $400,000,000 or more but less than $500,000,000                                    .72%
Net asset value of $500,000,000 or more                                                               .70%
==================================================================================================================

The Fund's  portfolio  manager  is Mr.  Stephen C.  Leslie,  Chairman  and Chief
Executive Officer of Cornerstone. Mr. Leslie has been associated with Cornerstone since its inception in 1997. Dating back to 1994, Mr. Leslie has held the following positions: he was a partner of Wall Street Capital Group, a merchant bank; he was a partner of Wall Street Investment

Corp., a broker/dealer; he was a partner of Tucker Anthony Securities, a broker/dealer; and he was a senior vice-president of Pryor McClendon Counts & Co., a broker/dealer.

                             PRICING OF FUND SHARES

         The price of High-Yield Series shares is based on the Fund's net asset value. Each share of the High-Yield Series is sold at its net asset value next determined after a purchase order becomes effective. The net asset value per share of the High-Yield Series is determined at the close of trading on the New York Stock Exchange (currently 4:00 P.M. New York time) on each day that both the New York Stock Exchange and the Fund's custodian bank are open for business. The net asset value per share of the High-Yield Series is also determined on any other day in which the level of trading in its portfolio securities is sufficiently high that the current net asset value per share might be materially affected by changes in the value of its portfolio securities. On any day on which no purchase orders for the shares of the High-Yield Series become effective and no shares are tendered for redemption, the net asset value per share will not be determined. The High-Yield Series shares will not be priced on the following days when the New York Stock Exchange is closed: New Year's Day, Dr. Martin Luther King Jr.'s Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. The net asset value per share of the High-Yield Series is computed by taking the amount of the value of all of its assets, less its liabilities, and dividing it by the number of outstanding shares. For purposes of determining net asset value, expenses of the High-Yield Series are accrued daily and taken into account.

         The High-Yield Series' portfolio securities are valued on the basis of prices provided by an independent pricing service when, in the opinion of persons designated by the Fund's trustees, such prices are believed to reflect the fair market value of such securities. Prices of non-exchange traded portfolio securities provided by independent pricing services are generally determined without regard to bid or last sale prices but take into account institutional size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data. Securities traded or dealt in upon a securities exchange and not subject to restrictions against resale as well as options and futures contracts listed for trading on a securities exchange or board of trade are valued at the last quoted sales price, or, in the absence of a sale, at the mean of the last bid and asked prices. Options not listed for trading on a securities exchange or board of trade for which over-the-counter market quotations are readily available are valued at the mean of the current bid and asked prices. Money market and short-term debt instruments with a remaining maturity of 60 days or less will be valued on an amortized cost basis. Municipal daily or weekly variable rate demand instruments will be priced at par value plus accrued interest. Securities not priced in a manner described above and other assets are valued by persons designated by the Fund's trustees using methods which the trustees believe accurately reflects fair value. The prices realized from the sale of these securities could be less than those originally paid by the High-Yield Series or less than what may be considered the fair value of such securities.

                               PURCHASE OF SHARES

         Shares of the High-Yield Series may be purchased either directly from the Fund or through securities dealers, banks or other financial institutions. The High-Yield Series has a minimum initial purchase requirement of $1000 and a minimum subsequent purchase requirement of $100. Subsequent purchases are made in the same manner as initial purchases.

         Investors can purchase shares without a sales charge if they purchase shares directly from the Fund. However, investors may be charged a fee if they pur- chase shares through securities dealers, banks, or other financial institutions. Investors opening a new account for the High-Yield Series must complete and submit a purchase application along with payment of the purchase price for their initial investment. Investors purchasing additional shares of the High-Yield Series should include their account number with payment of the purchase price for additional shares being purchased. Investors may reopen an account with a minimum investment of $100 and without filing a purchase application during the year in which the account was closed or during the following calendar year if information on the original purchase application is still applicable. The High-Yield Series may require filing a statement that all information on the original purchase application remains applicable.

         A purchase order becomes effective immediately on receipt by Firstar Mutual Fund Services, LLC, as agent for the High-Yield Series, if it is received before 4:00 P.M. Eastern Time on any business day. After a purchase order becomes effective, confirmation of the purchase is sent to the investor, and the purchase is credited to the investor's account. The Fund, or any series thereof, reserves the right to reject any purchase order.

         The Fundamental Automatic Investment Program offers a simple way to maintain a regular investment program. The Fund has waived the initial investment minimum for you when you open a new account and invest $100 or more per month through the Fundamental Automatic Investment Program. The Program
permits an existing shareholder to purchase additional shares of any Fund (minimum $50 per transaction) at regular intervals. Under the Automatic Investment Program, shares are purchased by transferring funds from a shareholder's checking or bank money market account in an amount of $50 or more designated by the shareholder. At the shareholder's option, the account designated will be debited and shares will be purchased on the date selected by the shareholder. There must be a minimum of seven days between automatic purchases. If the date selected by the shareholder is not a business day, funds will be transferred the next business day thereafter. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish an Automatic Investment Account, complete and sign Section F of the Purchase Application and send it to the Transfer Agent. Shareholders may cancel this privilege or change the amount of purchase at any time by calling 1-800-322-6864 or by mailing written notification to:
Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. The change will be effective five business days following receipt of notification by the Transfer Agent. A Fund may modify or terminate this privilege at any time or charge a service fee, although no such fee currently is contemplated. However, a $20 fee will be imposed by Firstar Mutual Fund Services, LLC if sufficient funds are not available in the shareholder's account at the time of the automatic transaction.

         While investors may use this option to purchase shares in their IRA or other retirement plan accounts, the Transfer Agent will not monitor the amount of contributions to ensure that they do not exceed the amount allowable for federal tax purposes. Firstar Mutual Fund Services, LLC will assume that all retirement plan contributions are being made for the tax year in which they are received.

         Shares of the High-Yield Series may be purchased only in states where the shares are qualified for sale.

Methods of Payment

         Payment of the purchase price for shares of the High-Yield Series may be made in any of the following manners:

         Payment by wire: An expeditious method of purchasing shares is the transmittal of federal funds by bank wire to Firstar Mutual Fund Services, LLC. To purchase shares by wire transfer, instruct a commercial bank to wire money to:

         Firstar Bank Milwaukee, N.A.
         777 East Wisconsin Avenue
         Milwaukee, Wisconsin 53202
         ABA # 075000022
         Credit: Firstar Bank Milwaukee, N.A.
         Account # 112952137
         Further credit: The Fundamental Family of Funds
         Name of shareholder and account number (if known)

(Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing.)

         The establishment of a new account or any additional purchases for an existing account by wire transfer should be preceded by a phone call to Firstar Mutual Fund Services, LLC, 1-800-322-6864 to provide information for the account. A properly signed share purchase application marked "Follow Up" must be sent for all new accounts opened by wire transfer. Applications are subject to acceptance by the Fund, and are not binding until so accepted. The wire transfer should be accompanied by the name, address, and social security number (in the case of new investors) or account number (in the case of persons already owning shares of that series).

         Payment by check: Shares may also be purchased by check. Checks should be made payable to Fundamental Family of Funds and mailed to Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, Agent, P.O. Box 701, Milwaukee, WI 53201-0701. The U.S. Postal Service and other independent delivery services are not agents of the Fund. Therefore, deposit of purchase requests in the mail or with such services does not constitute receipt by Firstar Mutual Fund Services, LLC or the Fund. Please do not mail letters by overnight courier to the post office box address. Purchase requests sent by overnight or express mail should be directed to: Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, Mutual Fund Services, Third Floor, 615 East Michigan Street, Milwaukee, Wisconsin 53202. If your check does not clear, Firstar Mutual Fund Services, LLC will cancel your purchase and charge you a $20 fee. Moreover, you could be liable for any losses incurred. The Fund reserves the right to limit the number of checks processed at any one time and will notify investors prior to exercising this right.

         Exchange Privilege. For your convenience, the Exchange Privilege permits you to purchase shares in any of the other funds for which the manager acts as the investment manager in exchange for shares of the Fund at respective net asset values per share. Exchange instructions may be given in writing to Firstar Mutual Fund Services, LLC, Agent, P.O. Box 701, Milwaukee, WI 53201-0701, the Fund's transfer agent, and must specify the number of shares of the Fund to be exchanged and the fund into which the exchange is being made. The telephone exchange privilege will be made available to shareholders automatically. You may telephone exchange instructions by calling Firstar Mutual Fund Services, LLC at (800) 322-6864. Before any exchange, you must obtain, and should review, a copy of the current prospectus of the fund into which your exchange is being made. Prospectuses may be obtained by calling or writing the Fund. See also "Telephone Redemption Privilege" for a discussion of the Fund's policy with respect to losses resulting from unauthorized telephone transactions.

         The Exchange Privilege is only available in those states where such exchanges can legally be made and exchanges may only be made between accounts with identical account registration and account numbers. Prior to effecting an exchange, you should consider the investment policies of the fund in which you are seeking to invest. Any exchange of shares is, in effect, a redemption of shares in one fund and a purchase of the other fund. You may recognize a capital gain or loss for federal income tax purposes in connection with an exchange. The Exchange Privilege may be modified or terminated by the Fund after giving 60 days prior notice. The Fund reserves the right to reject any specific order, including purchases by exchange.

         A Completed Purchase Application must be received by the Transfer Agent before the Exchange, Check Redemption, Telephone Redemption or Expedited Redemption Privileges may be used.

                                   REDEMPTIONS

         Each investor in the High-Yield Series has the right to cause the High-Yield Series to redeem his or her shares by making a request to Firstar Mutual Fund Services, LLC in accordance with either the regular redemption procedure, the telephone redemption privilege, the expedited redemption privilege, or the check redemption privilege, as described below. If Firstar Mutual Fund Services, LLC receives a redemption request before the close of trading on any day the New York Stock Exchange is open for trading, the redemption will become effective on that day and be made at the net asset value per share of the High-Yield Series, as determined at the close of trading on that day, and payment will be made on the following business day. If Firstar Mutual Fund Services, LLC receives a redemption request following the close of trading on the New York Stock Exchange, or on any day the New York Stock Exchange is not open for business, the redemption will become effective on the next day the New York Stock Exchange is open for trading and be made at the net asset value per share of the High-Yield Series, as determined at the close of trading on that day, and payment will be made on the following business day.

         Investors are entitled to receive all dividends on shares being redeemed that are declared on or before the effective date of the redemption of such shares. The net asset value per share of the High-Yield Series received by an investor on redeeming shares may be more or less than the purchase price per share paid by such investor, depending on the market value of the portfolio of the High-Yield Series at the time of redemption.

         Regular Redemption Procedure. Investors may redeem their shares by sending a written redemption request to Firstar Mutual Fund Services, LLC, which request must specify the number of shares to be redeemed and be signed by the investor of record. For redemptions exceeding $50,000 (and for all written redemptions, regardless of amount, made within 30 days following any changes in account registration), the signature of the investor on the redemption request must be guaranteed by an eligible guarantor institution appointed by Firstar Mutual Fund Services, LLC. Signature guarantees in proper form generally will be accepted from domestic banks, a member of a national securities exchange, credit unions and savings associations, as well as from participants in the Securities Transfer Agents Medallion Program ("Stamp"). If you have any questions with respect to signature guarantees, please call the transfer agent at (800) 322-6864. Firstar Mutual Fund Services, LLC may, at its option, request further documentation from corporations, executors, administrators, trustees, or guardians. If a redemption request is sent to the High-Yield Series, the High-Yield Series will forward it to Firstar Mutual Fund Services, LLC. The U.S. Postal Service and other independent delivery services are not agents of the Fund. Therefore, deposit of redemption requests in the mail or with such services does not constitute receipt by Firstar Mutual Fund Services, LLC or the Fund. Please do not mail letters by overnight courier to the post office box address. Redemption requests sent by overnight or express mail should be directed to: Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, Mutual Fund Services, Third Floor, 615 East Michigan Street, Milwaukee, Wisconsin 53202. Redemption requests will not become effective until all proper documents have been received by Firstar Mutual Fund Services, LLC. Requests for redemption that are subject to any special condition or specify an effective date other than as provided herein cannot be accepted and will be returned to the investor.

         Telephone Redemption Privilege. An investor may, either by completing the appropriate section of the purchase application, or by making a later written request to Firstar Mutual Fund Services, LLC containing his or her signature guaranteed by an eligible guarantor (see above), obtain the telephone redemption privilege for any of his or her accounts. Provided that your account registration has not changed within the last 30 days, an investor may redeem up to $150,000 worth of shares per day from an account for which he or she has the telephone redemption privilege by making a telephone redemption request to Firstar Mutual Fund Services, LLC, at (800) 322-6864. Telephone calls may be recorded. A check for the proceeds of such a redemption will be issued in the name of the investor of record and mailed to the investor's address as it appears on the records of the High-Yield Series. Both the High-Yield Series and Firstar Mutual Fund Services, LLC reserve the right to refuse or limit a telephone redemption request and to modify the telephone redemption privilege at any time.

         Neither the Fund nor its transfer agent will be liable for following instructions communicated by telephone that they reasonably believe to be genuine. It is the Fund's policy to provide that a written confirmation statement of all telephone call transactions will be mailed to shareholders at their address of record within three business days after the telephone call transaction. Since you will bear the risk of loss, you should verifty the accuracy of telephone transactions immediately upon receipt of your confirmation statement.

         Expedited Redemption Privilege. An investor in any series of the Fund may, either by completing the appropriate section of the purchase application, or by later making a written request to Firstar Mutual Fund Services, LLC containing his or her signature guaranteed by an eligible guarantor (see above), obtain the expedited redemption privilege for any of his or her accounts. The expedited redemption privilege allows the inves tor to have the proceeds from any redemption of shares in the amount of $5000 or more transferred by wiring federal funds to the commercial bank or savings and loan institution specified in his or her purchase application or written request for the expedited redemption privilege. The commercial bank or savings and loan institution specified must be a member of the Federal Reserve System. Expedited redemption requests may be made either by mail to the address specified under regular redemption procedure or by telephone to the number specified under telephone redemption privilege. The proceeds from such a redemption may be subject to a deduction of the usual and customary charge Firstar Mutual Fund Services, LLC charges a $12 service fee for each payment of redemption proceeds made by federal wire. This fee will be deducted from your account. An investor may change the account or commercial bank designation to receive the redemption proceeds by sending a written request to Firstar Mutual Fund Services, LLC containing his or her signature guaranteed in the manner described above. Both the High-Yield Series and Firstar Mutual Fund Services, LLC reserve the right to refuse or limit an expedited redemption request and to modify the expedited redemption privilege at any time.

         Check Redemption Privilege. An investor in any series of the Fund may, by either completing the appropriate section of the purchase application, or by later making a written request to the High-Yield Series, obtain redemption checks for any of his or her accounts. These checks may be used by the investor in any lawful manner and may be payable to the order of any person or company in an amount of $100 or more. When a check is presented to Firstar Mutual Fund Services, LLC for payment, Firstar Mutual Fund Services, LLC, as agent for the investor, will cause the High-Yield Series to redeem a sufficient number of shares in the investor's account to cover the amount of the check. Investors using the check redemption privilege will be subject to the same rules and regulations that are applicable to other checking accounts at Firstar Mutual Fund Services, LLC. There is currently no charge to the investor for using the check redemption privilege, except that Firstar Mutual Fund Services, LLC imposes a $20 fee if an investor requests that it stop payment of a Redemption Check or if it cannot honor a Redemption Check due to insufficient funds or other valid reasons. The check redemption privilege may not be used to close an account. The check redemption privilege may be modified or terminated at any time by either the High-Yield Series or Firstar Mutual Fund Services, LLC.

         At times, the High-Yield Series may be requested to redeem shares for which it has not yet received good payment. The High-Yield Series may delay, or cause to be delayed payment of redemption proceeds until such time as it has assured itself that good payment has been received for the purchase of such shares, which may take up to 15 days. In the case of payment by check, determination of whether the check has been paid by the paying institution can generally be made within 7 days, but may take longer. Investors may avoid the possibility of any such delay by purchasing shares by wire. In the event of delays in paying redemption proceeds, the High-Yield Series will take all available steps to expedite collection of the investment check.

         If shares were purchased by check, you may write checks against such shares only after 15 days from the date the purchase was executed. Shareholders who draw against shares purchased fewer than 15 days from the date of original purchase, will be charged usual and customary bank fees.

         The High-Yield Series reserves the right to suspend the right of redemption or postpone the day of payment with respect to its shares (1) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (2) during any period when trading markets that the High-Yield Series normally uses are restricted or an emergency exists as determined by the Securities and Exchange Commission, so that disposing of the High-Yield Series' investments or determining its net asset value is not reasonably practicable, or (3) for such other periods as the Securities and Exchange Commission by order may permit to protect investors.

         If an investor's account has an aggregate net asset value of less than $1000, the High-Yield Series may redeem the shares held in such account if the net asset value of such account has not been increased to at least $100 within 60 days of notice by the High-Yield Series to such investor of its intention to redeem the shares in such account. The High-Yield Series will not redeem the shares of an account with a net asset value of less than $100 if the account was reduced from the initial minimum investment of $1000 to below $100 as a result of market activity.

Exchangeability of Shares

         Investors may exchange shares of the High-Yield Series having an aggregate net asset value of $1000 or more for shares of any other series of the Fund or any other mutual fund for which the Manager acts as the investment adviser, by either (1) delivering a written request to Firstar Mutual Fund Services, LLC, specifying the number of shares of the High-Yield Series to be exchanged and the series of the Fund or the mutual fund in which they wish to invest in connection with such an exchange or (2) by making such a request by telephone. (See "Redemption-Telephone Redemption Privilege" for a discussion of the Fund's policy with respect to losses resulting from unauthorized telephone transactions). The exchange is effected by redeeming the investor's shares of the High-Yield Series and issuing to the investor shares of the series or mutual fund in which he or she is investing. The shares of both the High-Yield Series and the series or mutual fund being invested in are valued for purposes of this exchange at the net asset value per share of the High-Yield Series and such other series or fund, respectively, as next determined after receipt by Firstar Mutual Fund Services, LLC of the exchange request.

         The exchange privilege is available in only those states where such exchange can legally be made and exchanges may only be made between accounts with identical account registration and account numbers and is subject to the suitability requirements, if any, for the series or fund for which an exchange is proposed to be made. Prior to effecting an exchange, an investor should consider the investment policies of the series or mutual fund he or she is investing in. Any exchange is, in effect, a redemption of shares in one fund and a purchase of the other fund. An exchange by an investor is a taxable event for federal income tax purposes that may result in a capital gain or loss. Dividend FLEXIVEST Option

         Shareholders of the High-Yield Series may elect to have all dividends and distributions paid by such Series automatically reinvested in shares of the Fund's Tax-Free Money Market Series at its net asset value on the payment date of such dividend or distribution, provided the shareholder has: (i) a minimum opening account balance in the Tax-Free Money Market Series of at least $1,000; and (ii) made appropriate selection of the FLEXIVEST option in the "Distributions" section of the Account Application Form.

Transfers

         An investor may transfer shares of the High-Yield Series by submitting to Firstar Mutual Fund Services, LLC a written request for transfer, signed by the registered holder of the shares and indicating the name, social security number or taxpayer identification number of, and distribution  and  redemption  options  elected by, the new  registered  holder.
Firstar Mutual Fund Services, LLC may, at its option, request further documentation from transferors that are corporations, executors, administrators, trustees, or guardians.

                              DISTRIBUTION EXPENSES

         The Fund has adopted a plan of distribution pursuant to Rule 12b-1 of the 1940 Act (the plan), under which the High-Yield Series pays to ______________ a fee, which is accrued daily and paid monthly, at an annual rate of .50% of the High-Yield Series' average daily net assets. Amounts paid under the plan are paid to ________ to compensate it for services it provides and expenses it bears in distributing the High-Yield Series' shares to investors, including payment of compensation by ___________ to securities dealers and other financial institutions and organizations, such as banks, trust companies, savings and loan associations, and investment advisers to obtain various distribution related and/or administrative services for the High-Yield Series. Expenses of ___________ also include expenses of its employees, who engage in or support distribution of shares or service shareholder accounts, including overhead and telephone expenses; printing and distributing prospectuses and reports used in connection with the offering of the High-Yield Series' shares; and preparing, printing, and distributing sales literature and advertising materials. Because these payments are paid out of the Fund's assets on a continual basis over time, these fees will increase the cost of your investment and may cost you more than other types of sales charges.


                            DIVIDENDS AND TAX MATTERS

Dividends and Distributions

         The High-Yield Series declares, on each business day just prior to calculating its net asset value, all of its net investment income (consisting of earned interest income less expenses) as a dividend on shares of record as of the close of business on the preceding business day. Dividends are distributed on the last business day of each calendar month. The High-Yield Series normally distributes capital gains, if any, before the end of its fiscal year. All dividends and capital gains distributions by the High-Yield Series will be in the form of additional shares unless the investor has made an election, either on his or her purchase application or in a subsequent written request to Firstar Trust Company, to receive such distributions in cash. An investor may change his or her distribution election by filing a written request with Fundamental Shareholder Services, Inc. at least four days prior to the date of a distribution.

Tax Matters

         The High-Yield Series intends to qualify as a regulated investment company, which means that it pays no federal income tax on the earnings or capital gains it distributes to its shareholders.

o Exempt-interest dividends from the High-Yield Series will be exempt from federal regular income tax.

o Ordinary dividends from the High-Yield Series are taxable as ordinary income and dividends from the High-Yield Series' long-term capital gains are taxable as capital gain.

o Dividends are treated in the same manner for federal income tax purposes whether you receive them in the form of cash or additional shares. They may also be subject to state and local taxes.

o Certain dividends paid to you in January will be taxable as if they had been paid the previous December.

o We will mail you tax statements annually showing the amounts and tax status of the distributions you received.

o When you sell (redeem) or exchange shares of the High-Yield Series, you must recognize any gain or loss.

o Because your tax treatment depends on your purchase price and tax position, you should keep your regular account statements for use in determining your tax.

o You should review the more detailed discussion of federal income tax considerations in the Statement of Additional Information.

***We provide this tax information for your general information. You should consult your own tax adviser about the tax consequences of investing in the High-Yield Series.***

                                    APPENDIX
                           RATINGS OF MUNICIPAL BONDS

Moody's Investors Service, Inc.

         A brief description of the applicable Moody's Investors Services, Inc. rating symbols and their meanings is as follows:

         Aaa-Bonds which are Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         Aa-Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in the Aaa securities or fluctuation of protective elements may be of a greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than Aaa securities.

         A-Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

         Baa-Bonds   which  are  rated  Baa  are   considered  as  medium  grade
obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         Ba-Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

         B-Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

         Caa-Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

         Ca-Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

         C-Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

         Moody's applies numerical modifiers 1, 2 and 3 to show relative standing within the major rating categories, except in the Aaa category. The modifier 1 indicates a ranking for the security in the higher end of a rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of a rating category.

I. Con. (---)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by 1. earnings of projects under construction, 2. earnings of projects unseasoned in operation experience, 3. rentals which begin when facilities are completed, or 4. payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of condition.

Standard & Poor's Corporation

         A brief description of the applicable S&P Corporation rating symbols and their meanings is as follows:

         AAA-This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

         AA-Bonds rated AA also qualify as high-quality debt obligations. Capacity to repay principal and interest is very strong, and in the majority of instances they differ from AAA issues in only small degrees.

         A-Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

         BBB-Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

         BB, B, CCC, CC-Bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

         C-The rating C is reserved for income bonds on which no interest is being paid.

         D-Bonds rated D are in default, and payment of interest and/or repayment of principal is in arrears.

         Plus (+) or minus (-): The ratings from AA to BBB may be modified by the addition of a plus or minus sign to show relative standing within the major ratings categories.

         Provisional Ratings: the letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Fitch

Ratings

         A brief description of the applicable Fitch Investors Service, Inc. rating symbols and their meanings is as follows:

                                       AAA

         Bonds rated AAA are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

                                       AA

         Bonds rated AA are considered to be investment grade and of the very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Because bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated F-1+.

                                        A

         Bonds rated A are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

                                       BBB

         Bonds rated BBB are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds and, therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

                                       BB

         Bonds rated BB are considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.

                                        B

         Bonds rated B are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

                                       CCC

         Bonds rated CCC have certain identifiable characteristics, which, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

                                       CC

         Bonds rated CC are minimally protected. Default in payment of interest and/or principal seems probable over time.

                                        C

         Bonds rated C are in imminent default in payment of interest or principal.

                                  DDD, DD AND D

         Bonds rated DDD, DD and D are in actual or imminent default of interest and/or principal payments. Such bonds are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the obligor. DDD represents the highest potential for recovery on these bonds and D represents the lowest potential for recovery.

         Plus (+) and minus (-) signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the AAA Category covering 12-36 months or the DDD, DD or D categories.

DUFF & PHELPS, INC.

RATING            DEFINITION
SCALE

AAA Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

AA+               High credit quality.  Protection factors are strong.
AA-               Risk is AA modest but may vary slightly from time to time
AA-               because of economic conditions.

A+                Protection factors are average but adequate.  However,
A                 risk factors are more variable and greater in periods of
A-                economic stress.

BBB+              Below  average  protection  factors  but  still  considered
BBB               sufficient for prudent investment. Considerable  variability
BBB-              in risk  during  economic cycles.

BB+               Below investment grade but deemed likely to meet
BB                obligations when due.  Present or prospective financial
BB-               protection factors fluctuate  according to industry conditions or company fortunes. Overall quality may move up or down frequently within this category.

B+                Below investment grade and possessing risk that obliga-
B                 tions will not be met when due.  Financial protection
B-                factors will fluctuate  widely  according to economic  cycles, industry conditions and/or company fortunes. Potential exists for frequent changes in the rating within this category or into a higher or lower rating grade.

CCC Well below investment grade securities. Considerable uncertainty exists as to timely payment of principal, interest or preferred dividends. Protection factors are narrow and risk can be substantial with unfavorable economic/industry conditions, and/or with unfavorable company developments.

DD Defaulted debt obligations. Issuer failed to meet scheduled principal and/or interest payments.

DP                Preferred stock with dividend arrearages.

RATING            DEFINITION
SCALE
                  High Grade

Duff 1+ Highest certainty of timely payment. Short-term liquidity, including internal operating factors and/or access to alternative sources of funds, is outstanding, and safety is just below risk-free U.S. Treasury short-term obligations.

Duff 1            Very high certainty of timely payment.  Liquidity  factors are
                  excellent  and  supported  by  good   fundamental   protection
                  factors. Risk factors are minor.

Duff 1- High certainty of timely payment. Liquidity factors are strong and supported by good fundamental protection factors. Risk factors are very small.

                  Good Grade

Duff 2 Good certainty of timely payment. Liquidity factors and company fundamentals are sound. Although ongoing funding needs may enlarge total financing requirements, access to capital markets is good. Risk factors are small.

                  Satisfactory Grade

Duff 3 Satisfactory liquidity and other protection factors qualify issues as to investment grade. Risk factors are larger and subject to more variation. Nevertheless, timely payment is expected.

                  Non-Investment Grade

Duff 4 Speculative investment characteristics. Liquidity is not sufficient to insure against disruption in debt service. Operating factors and market access may be subject to a high degree of variation.


                  Default

                  Issuer failed to meet scheduled principal and/or interest payments.

                           Ratings of Municipal Notes

Moody's Investors Service, Inc.

         A brief description of the applicable Moody's Investors Service, Inc. rating symbols for municipal notes and their meanings is as follows:

         MIG-1 - This is the highest rating assigned by Moody's to municipal notes and designates noted judged to be of the best quality.

         MIG-2 - This rating designates notes of a high quality by all standards. However, the margins of protection, although ample, are not as large as in the preceding group.

         MIG-3 - This rating designates notes which are of a favorable quality, with all security elements accounted for. However, such notes are lacking the undeniable strength of notes in the preceding two groups. Market access for refinancing, in particular, is likely to be less well established.

                               Short-Term Ratings

Fitch

         Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

         Although the credit analysis is similar to Fitch's bond rating analysis, the short-term rating places greater emphasis than bond ratings on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

                                      F-1+

         Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

         Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

                                       F-1

         Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

         Good Credit Quality. Issues carrying this rating have a satisfactory degree of assurance for timely payments, but the margin of safety is not as great as the F-1+ and F-1 categories.

                           Short-Term Municipal Loans

         Moody's highest rating for short-term municipal loans is MIG-1/VMIG-1. Moody's states that short-term municipal securities rated MIG-1/VMIG-1 are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Loans bearing the MIG-2/VMIG-2 designation are of high quality, with margins of protection ample although not so large as in the MIG-1/VMIG-1 group.

         S&P's highest rating for short-term municipal loans is SP-1. S&P states that short-term municipal securities bearing the SP-1 designation have very strong or strong capacity to pay principal and interest. Those issues rated SP-1 which are determined to possess overwhelming safety characteristics will be given a plus (+) designation. Issues rated SP-2 have satisfactory capacity to pay principal and interest.

                 Other Municipal Securities and Commercial Paper

         "Prime-1" is the highest rating assigned by Moody's for other short-term municipal securities and commercial paper, and "A- 1+" and "A-1" are the two highest ratings for commercial paper assigned by S&P (S&P does not rate short-term tax-free obligations). Moody's uses the numbers 1, 2 and 3 to denote relative strength within its highest classification of "Prime", while S&P uses the number 1+, 1, 2 and 3 to denote relative strength within its highest classification of "A". Issuers rated "Prime" by Moody's have the following characteristics: their short-term debt obligations carry the smallest degree of investment risk, margins of support for current indebtedness are large or stable with cash flow and asset protection well assured, current liquidity provides ample coverage of near-term liabilities and unused alternative financing arrangements are generally available. While protective elements may change over the intermediate or longer term, such changes are most unlikely to impair the fundamentally strong position of short-term obligations. Commercial paper issuers rated "A" by S&P have the following characteristics: liquidity ratios are better than industry average, long-term debt rating is A or better, the issuer has access to at least two additional channels of borrowing, and basic earnings and cash flow are in an upward trend. Typically, the issuer is a strong company in a well-established industry and has superior management.

                              FOR MORE INFORMATION

FOR INVESTORS WHO WANT MORE INFORMATION ON THE FUND, THE FOLLOWING DOCUMENTS ARE AVAILABLE FREE UPON REQUEST:

Annual/Semi-Annual Reports: contain performance data and information on portfolio holdings for the Fund's most recently completed fiscal year or half year and, on an annual basis, a statement from portfolio management and the auditor's report.

Statement of Additional  Information (SAI):  contains more detailed  information
about  the  Fund's  policies,   investment  restrictions,   risks  and  business
structure. This prospectus incorporates the SAI by reference.

Copies of these documents and answers to questions about the Fund may be obtained without charge by contacting:

                          Fundamental Fixed-Income Fund
                           High-Yield Municipal Series
                                 67 Wall Street
                                New York NY 10005
                                 1-800-___-____

Information about the Fund (including the SAI) can be viewed and copied at the Public Reference Room of the Securities and Exchange Commission (the "SEC") in Washington, D.C. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Room of the SEC, Washington, D.C. 20549-6009. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800- SEC-0330. Reports and other information about the Fund may be viewed on-screen or downloaded from the SEC's Internet site at http://www.sec.gov.

================================================================================

              FOR MORE INFORMATION ON OPENING A NEW ACCOUNT, MAKING
             CHANGES TO EXISTING ACCOUNTS, PURCHASING, EXCHANGING OR
           REDEEMING SHARES, OR OTHER INVESTOR SERVICES, PLEASE CALL:

                                1-800-(___-____)
                              Monday through Friday
                          8:30 a.m. to 5:00 p.m. (EST)

================================================================================




           The Fund's Investment Company Act File number is _________.

                          Fundamental Fixed-Income Fund
                          Tax-Free Money Market Series




This Prospectus pertains to the Tax-Free Money Market Series ("Money Market Series") of the Fundamental Fixed-Income Fund (the "Fund").





                                   Prospectus

                                   April 30, 1999








THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY NOR HAS THE COMMISSION OR ANY STATE SECURITIES AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                            Page

Risk/Return Summary..........................................................

Financial Highlights.........................................................

Investment Objective and Policies............................................

Investment Techniques........................................................

Investment Risks.............................................................

Management ..................................................................

Pricing of Fund Shares.......................................................

Purchase of Shares...........................................................

Redemption of Shares.........................................................

Distribution Agreement and Marketing Plan....................................

Dividends and Tax Matters....................................................


-----------------------------------------------------------------------------

                               RISK/RETURN SUMMARY

Investment Objective

The Money Market Series is a money market fund that seeks to provide current income that is exempt from federal income tax while preserving capital and liquidity.

Principal Investment Strategies

The Money Market Series will attempt to achieve its objective investing at least 80% of its total assets in high quality municipal securities the interest from which is exempt from federal income tax.

Principal Risks of Investing in the Money Market Series

There is no guarantee that the Money Market Series will achieve its stated objective. In fact, you could lose money by investing in the Money Market Series. In making your investment decision, you should understand that the Money Market Series's net asset value (NAV), yield, and total return may be adversely affected by any or all of the following factors:

o Interest rate risk - Changes in interest rates cause the prices and yields of debt securities to fluctuate;

o Credit risk - Certain issuers of securities may fail to make timely payments of interest and principal on the Money Market Series' investments;

o Diversification risk - Because the Money Market Series may invest a greater percentage of its assets in a few issuers, there is an increased likelihood that a few issuers of securities may cause losses to the Money Market Series.

o AN INVESTMENT IN THE Money Market Series IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE Money Market Series SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE Money Market Series.


Summary of Past Performance

The bar chart and table shown below indicate the risks of investing in the Money Market Series. The bar chart shows the performance of the Money Market Series for each of the last 10 calendar years. The table shows how the Money Market Series' average annual return for 1,

5, and 10 years compare with those of a broad measure of market performance.

         Bar Chart

The bar chart illustrates how the Money Market Series' returns vary from year to year. As always, past performance is no way to predict future performance.

         1998     -        1.77%
         1997     -        2.19%
         1996     -        2.10%
         1995     -        2.60%
         1994     -        1.69%
         1993     -        1.40%
         1992     -        2.79%
         1991     -        4.86%
         1990     -        5.14%
         1989     -        5.45%

The Money Market Series' best performance for one quarter was 1.42% for the quarter ended 6/30/89. The Money Market Series' worst performance for one quarter was 0.30% for the quarter ended 3/31/94.

         Average Annual Total Returns Table

The table below shows the Money Market Series' average annual total returns for the 1, 5, and 10 year periods of the Money Market Series' existence in comparison to the _____________ Index for the same periods. The table provides some indication of the risks of investing in the Money Market Series by showing how the Fund' average annual total returns for the periods noted compare with that of a broad measure of market performance. As always, past performance is no way to predict future performance.


Average Annual Returns as        One Year          5 Years             10 Years
of 12/31/98

Fundamental Fixed-Income           1.77%            2.07%               2.99%
Fund Tax-Free Money
Market Series

[INSERT INDEX]

Fees and Expenses of the Money Market Series

This table describes the fees and expenses that you may pay if you buy and hold shares of the

Money Market Series.


Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases
(as percentage of offering price)...............................................__%

Maximum Deferred Sales Charge (Load) (as a percentage of __)....................__%

Maximum Sales Charge (Load) Imposed on Reinvested Dividends
[and other Distributions].......................................................__%

Redemption Fee (as a percentage of amount redeemed, if applicable)..............__%

Exchange Fee....................................................................__%

Maximum Account Fee.............................................................__%

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)....__%

Management Fees.................................................................__%

Distribution [and/or Service] (12b-1) Fees......................................__%

Other Expenses..................................................................__%

         ------------------------------                                --%
         ------------------------------                                --%
         ------------------------------                                --%

Total Annual Fund Operating Expenses............................................__%

         Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

         The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

         1 Year            3 Years              5 Years              10 Years
         ------            -------              -------              --------

        $-------           $-------            $-------              $-------

         You would pay the following expenses if you did not redeem your shares:

        1 Year            3 Years              5 Years              10 Years
         ------            -------              -------              --------

        $-------           $-------            $-------              $-------

         The Example does no reflect sales charges (loads) on reinvested dividends [and other distributions]. If these sales charges (loads) were included, your costs would be higher.

Financial Highlights

         The following information has been audited by McGladrey & Pullen, LLP, independent public accountants, in connection with their audit of the Money Market Series' financial statements. McGladrey & Pullen's report on the Money Market Series' financial statements for the year ended December 31, 1998 appears at the end of the Statement of Additional Information. The information listed below should be read in conjunction with the Money Market Series' full financial statements.

         Selected per share data-Money Market Series For the years ended December 31, 1994, 1995, 1996 and 1997 for each share outstanding throughout the period: [INSERT FINANCIAL HIGHLIGHTS]

Investment Objective and Policies

         The investment objective of the Money Market Series of the Fundamental Fixed-Income Fund is to provide as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and liquidity. The Money Market Series will seek to achieve its objective by investing, under normal circumstances, at least 80% of its assets in a managed portfolio of high-quality debt securities, including bonds other than private activity bonds issued after August 7, 1986, issued by or on behalf of states, territories, and possessions of the United States, the District of Columbia, and their political subdivisions, agencies, and instrumentalities, the interest from which is exempt from federal income tax (municipal bonds). The Money Market Series' investment objective is a fundamental policy which may not be changed without the approval of a majority of the outstanding shares of the Money Market Series. There can be no assurance that the Money Market Series will achieve its objective. As a defensive measure under certain market conditions, the Money Market Series may invest up to 50% of its assets in short-term taxable investments. See Temporary Defensive Investments.

         As used in this Prospectus the phrase "majority of the Fund's outstanding shares" means the vote of the lesser of (1) 67% of the Fund's shares present at a meeting of shareholders if the holders of more than 50% of the outstanding shares are present in person or by proxy at such a meeting or (2) more than 50% of the Fund's outstanding shares.

         The Money Market Series invests only in U.S. dollar-denominated securities which are rated in one of the two highest rating categories for debt obligations by Standard & Poor's Corporation ("S&P") and Moody's Investors Service, Inc. ("Moody's"), two nationally recognized statistical rating organizations ("NRSROs") (or one NRSRO if the instrument was rated by only one such organization) or, if unrated, are of comparable quality as determined in accordance with procedures established by the Board of Trustees of the Fund.

         Under normal market circumstances the Money Market Series will invest at least 80% of its assets in high-quality municipal bonds rated AA, SP-1, or higher by S&P or MIG-1 or Prime-1 by Moody's or are unrated but judged by the Fund's investment adviser to be of at least comparable quality in accordance with procedures established by the Board of Trustees of the Fund. At least 80% of the Money Market Series' assets will be invested in obligations with remaining maturities of 13 months or less. Accordingly, the securities in which the Money Market Series will invest may not yield as high a level of current income as longer term or lower grade securities that generally have less liquidity and greater fluctuation in value.

         Investments in rated securities not rated in the highest category by these two NRSROs (or one NRSRO if the instrument was rated by only one such organization), and unrated securities not determined by the investment adviser, in accordance with procedures established by the board of trustees, to be comparable to those rated in the highest category, will be limited to 5% of the Money Market Series' total assets, with the investment in any such issuer being limited to not more than the greater of 1% of the Money Market Series' total assets or $1 million. The Money Market Series may invest in obligations issued or guaranteed by the U.S. Government without any such limitation.

         Municipal bonds include debt obligations issued to obtain funds for various public purposes, including construction of public facilities, repayment of outstanding obligations, and payment of general operating expenses. The Money Market Series will hold two categories of municipal bonds: general obligation bonds, which are backed by the faith, credit, and taxing power of the issuing municipality and considered to be the safest type of municipal bond; and revenue bonds, which are backed by the revenues of a specific project or facility or in some cases, by the proceeds of special excise taxes, user fees, or other specific revenue sources. Certain revenue bonds may be issued to obtain funding for privately operated facilities. These bonds, known as private activity bonds, are backed by the credit and security of a private user and therefore have more potential risk.

Repurchase Agreements

         The Money Market Series may enter into repurchase agreements with commercial banks, brokers, or dealers pursuant to which the Money Market Series acquires a money market instrument (generally a U.S. Government obligation qualifying for purchase by the Money Market Series) that is subject to resale by the Money Market Series on a specified date (generally within one week) at a specified price (which price reflects an agreed-on interest rate effective for the period of time the Money Market Series holds the investment and is unrelated to the interest rate on the instrument). As a matter of fundamental policy, the Money Market Series will not enter into repurchase agreements of more than one week in length if as a result, more than 10% of the total assets of the Money Market Series would be invested in such agreements or other restricted or illiquid securities. The Money Market Series enters into repurchase agreements for the purpose of making short-term cash investments. Risks involved in entering into repurchase agreements include the possibility of default or bankruptcy by the other party to the agreement. The Money Market Series' investment adviser will monitor the creditworthiness of parties with which it enters into repurchase agreements.

Variable Rate Securities

         The Money Market Series may invest in variable rate municipal bonds with or without demand features. Interest rates on such securities fluctuate based on changes in specified market rates, such as the prime rate, or are adjusted at predetermined intervals, at least every six months. A demand feature allows the Money Market Series to demand prepayment of the principal amount of the municipal bond prior to its maturity. Some demand obligations are guaranteed by banks or other financial institutions, which may enhance the quality of the underlying security.

When-Issued Securities

         The Money Market Series purchases some municipal bonds on a when-issued basis, which means that it may take as long as 60 days or more before they are delivered and paid for. The commitment to purchase a security for which payment will be made at a future date may be deemed a separate security. The purchase price and interest rate of when-issued securities is fixed at the time the commitment to purchase is entered into. Although the amount of municipal bonds for which there may be purchase commitments on a when-issued basis is not limited, it is expected that under normal circumstances not more than 25% of the total assets of the Money Market Series will be committed to such purchases. The Money Market Series does not start earning interest on when-issued securities until settlement is made. In order to invest the assets of the Money Market Series immediately while awaiting delivery of securities purchased on a when-issued basis, short-term obligations that offer same-day settlement and earnings will normally be purchased. Although short-term investments will normally be made in tax-exempt securities, short-term taxable securities may be purchased if suitable short-term tax-exempt securities are not available. See "Temporary Investments."

         When a commitment to purchase a security on a when-issued basis is made, procedures are established consistent with the General Statement of Policy of the Securities and Exchange Commission concerning such purchases. Because that policy currently recommends that an amount of the Money Market Series' assets equal to the amount of the purchase be held aside or segregated to be used to pay for the commitment, cash or high-quality debt securities sufficient to cover any commitments are always expected to be available. However, although it is not intended that such purchases will be made for speculative purposes, and although the Money Market Series intends to adhere to the provisions of the Securities and Exchange Commission policy, purchases of securities on a when-issued basis may involve more risk than other types of purchases. For example, when the time comes to pay for a when-issued security, portfolio securities of the Money Market Series may have to be sold in order for the Money Market Series to meet its payment obligations, and a sale of securities to meet such obligations carries with it a greater potential for the realization of capital gain, which is not tax-exempt. Also, if it is necessary to sell the when-issued security before delivery, the Money Market Series may incur a loss because of market fluctuations since the time the commitment to purchase the when-issued security was made. Moreover, any gain resulting from any such sale would not be tax-exempt. Additionally, because of market fluctuations between the time of commitment to purchase and the date of purchase, the when-issued security may have a lesser (or greater) value at the time of purchase than the Money Market Series' payment obligations with respect to the security.

Temporary Defensive Investments

         The Money Market Series anticipates that it may, from time to time, and in response to adverse market conditions, invest a portion of its total assets, on a temporary basis, in short-term fixed-income obligations whose interest is subject to federal income tax.

Investment Risks and Restrictions

         The Money Market Series provides investors with the ability to purchase securities exempt from federal income tax in large denominations and to achieve diversification of both investments and maturity schedule. However, these advantages may be substantially reduced or eliminated during periods when interest rates in general are declining or interest rates on the Money Market Series' municipal bonds are lower than interest rates on municipal bonds with maturities greater than those of the Money Market Series.

         The high-quality municipal bonds in which the Money Market Series will invest may not offer as high a yield as may be achieved from lower quality instruments having less liquidity and greater fluctuation in value.

         The ability of the Money Market Series to achieve its investment objective depends partially on prompt payment by issuers of the interest on, and principal of, municipal bonds held by the Money Market Series. A moratorium, default, or other failure to pay interest or principal when due on any municipal bond, in addition to affecting the market value and liquidity of that particular security, could affect the market value and liquidity of other municipal bonds held by the Money Market Series. The market for municipal bonds is smaller than the market for taxable money market securities and can be temporarily affected by large purchases and sales, including those by the Money Market Series.

Portfolio Turnover

         Because the Money Market Series will invest in municipal bonds maturing in not more than one year, portfolio turnover will be high. In addition, the Money Market Series will attempt to increase yields by trading securities to take advantage of short-term interest rate disparities. A high turnover rate increases transaction costs and the possibility of taxable short-term gains, and affects performance. Therefore the Money Market Series will carefully weigh the added cost of short-term investments against anticipated gains. If the Money Market Series disposes of a municipal bond prior to maturity, it may realize a loss or a gain. The value of the Money Market Series will generally vary inversely with the movement of interest rates.

Special Considerations

         It is expected that a substantial portion of the assets of the Money Market Series will be derived from professional money managers and investors who intend to invest in the Money Market Series as part of an asset-allocation or market-timing investment strategy. These investors are likely to redeem or exchange their Fund shares frequently to take advantage of anticipated changes in market conditions. The strategies employed by investors in the Fund may result in considerable assets moving in and out of the Fund. Consequently, the Trust expects that the Fund will generally experience significant portfolio turnover, which will likely cause higher expenses and additional costs, and adversely affect performance.

Private Activity Bonds

         The Internal Revenue Code of 1986, as amended (the "Code") treats interest from certain municipal bonds (referred to as private activity bonds) as a tax preference item under the alternative minimum tax. Thus, corporate and individual shareholders may incur an alternative minimum tax liability as a result of receiving tax-exempt dividends from the Money Market Series to the extent such dividends are attributable to interest from private activity bonds. The Money Market Series will invest in private activity bonds only when it believes that the yield disparity between private activity bonds and other municipal bonds makes an investment in private activity bonds attractive. In addition, because all tax-exempt dividends are included in a corporate shareholder's adjusted current earnings (which are used in computing a separate preference item for corporations), corporate shareholders may incur an alternative minimum tax liability as a result of receiving any tax-exempt dividends from the Money Market Series. Tax-exempt interest and income referred to throughout this Prospectus means interest and income that is excluded from gross income for federal income tax purposes but may be a tax preference item subject to the alternative minimum tax. Further, such tax-exempt interest and income may be subject to taxation under the tax laws of any state or local taxing authority. See "Information about Shares of the Money Market Series--Dividends and Tax Matters."

                                    YEAR 2000

The Fund's securities trades, pricing and accounting services and other operations could be adversely affected if the computer systems of the adviser, distributor, custodian or transfer agent were unable to recognize dates after 1999. The adviser and other service providers have told the Fund that they are taking action to prevent, and do not expect the funds to suffer from, significant year 2000 problems.

Management

The Fund is managed by Cornerstone Equity Advisors, Inc. ("Cornerstone" or the "Manager"). Cornerstone's principal business address is 67 Wall Street, New York, New York 10005. Cornerstone is an investment adviser registered with the Securities and Exchange Commission. Prior to its association with the Fund, Cornerstone managed approximately $20 million of assets for private and institutional accounts. As investment manager, Cornerstone manages and supervises the Fund's investment portfolio and directs the purchase and sales of its investment securities.

Cornerstone's advisory contract with the Fund was approved at a Special Meeting of shareholders held on March ___, 1999. At that meeting, shareholders also ratified Cornerstone's advisory fees of $___________, which amounted to ____% of the Fund's average net assets for the period from September 29, 1998 to December 31, 1998. Cornerstone's advisory fee was based on the following table:

                          Average Daily Net Asset Value                    Annual Fee Payable
                          -----------------------------                    ------------------
Net asset value to $100,000,000                                                   .50%
Net asset value of $100,000,000 or more but less than $200,000,000                .48%
Net asset value of $200,000,000 or more but less than $300,000,000                .46%
Net asset value of $300,000,000 or more but less than $400,000,000                .44%
Net asset value of $400,000,000 or more but less than $500,000,000                .42%
Net asset value of $500,000,000 or more                                           .40%

The Fund's  portfolio  manager  is Mr.  Stephen C.  Leslie,  Chairman  and Chief
Executive Officer of Cornerstone. Mr. Leslie has been associated with Cornerstone since its inception in 1997. Dating back to 1994, Mr. Leslie has held the following positions: he was a partner of Wall Street Capital Group, a merchant bank; he was a partner of Wall Street Investment Corp., a broker/dealer; he was a partner of Tucker Anthony Securities, a broker/dealer; and he was a senior vice-president of Pryor McClendon Counts & Co., a broker/dealer.

                             PRICING OF FUND SHARES

         The price of Money Market Series shares is based on the Fund's net asset value. Each share of the Money Market Series is sold at its net asset value next determined after a purchase order becomes effective. It is the intention of the Money Market Series to maintain a per share net asset value of $1, although no such net asset value can be guaranteed. The net asset value per share of the Money Market Series is determined as of the close of trading on the New York Stock Exchange (currently 4:00 P.M. New York time) on each day that both the New York Stock Exchange and the Fund's custodian bank are open for business. The net asset value per share of the Money Market Series is also determined on any other day that the level of trading in its portfolio securities is sufficiently high that the current net asset value per share might be materially affected by changes in the value of its portfolio securities. On any day on which no purchase orders for the shares of the Money Market Series become effective and no shares are tendered for redemption, the net asset value per share will not be determined. The Money Market Series shares will not be priced on the following days when the New York Stock Exchange is closed: New Year's Day, Dr. Martin Luther King Jr.'s Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.The net asset value per share of the Money Market Series is computed by taking the amount of the value of all of its assets, less its liabilities, and dividing it by the number of outstanding shares. For purposes of determining net asset value, expenses of the Money Market Series are accrued daily and taken into account.

         The portfolio securities of the Money Market Series are valued on an amortized cost basis. Under this valuation method, a portfolio instrument is valued at cost and any premium or discount is amortized on a constant basis until maturity. Other assets are valued at fair value as determined in good faith by persons designated by the Fund's trustees using methods determined by the trustees.

                               PURCHAES OF SHARES

         Shares of the Money Market Series may be purchased either directly from the Money Market Series or through securities dealers, banks, or other financial institutions. The Money Market Series has a minimum initial purchase requirement of $1000 and a minimum subsequent purchase requirement of $100. Subsequent purchases are made in the same manner as initial purchases.

         Investors can purchase shares without a sales charge if they purchase the shares directly from the Money Market Series. However, investors may be charged a fee if they purchase shares through securities dealers, banks, or other financial institutions. Investors opening a new account for the Money Market Series must complete and submit a purchase application along with payment of the purchase price for their initial investment. Investors purchasing additional shares of the Money Market Series should include their account number along with payment of the purchase price for additional shares being purchased. Investors may re-open an account with a minimum investment of $100 and without filing a purchase application during the year in which the account was closed or during the following calendar year if the information on the original purchase application is still applicable. The Money Market Series may require the filing of a statement that all information on the original purchase application remains applicable.

         For customers of certain financial institutions who offer the service, investors may have their "free-credit" cash balances automatically invested in shares of the Money Market Series. These investments are not subject to the minimum purchase requirements described above.

         A purchase order becomes effective immediately on receipt by Firstar Mutual Fund Services, LLC, as agent for the Money Market Series, if it is received before 4:00 P.M. (Eastern time) on any business day. After a purchase order becomes effective, confirmation of the purchase is sent to the investor, and the purchase is credited to the investor's account. The Fund, or any series thereof, reserves the right to reject any purchase order.

         The Fundamental Automatic Investment Program offers a simple way to maintain a regular investment program. The Fund has waived the initial investment minimum for you when you open a new account and invest $100 or more per month through the Fundamental Automatic Investment Program. The Program
permits an existing shareholder to purchase additional shares of any Fund (minimum $50 per transaction) at regular intervals. Under the Automatic Investment Program, shares are purchased by transferring funds from a shareholder's checking or bank money market account in an amount of $50 or more designated by the shareholder. At the shareholder's option, the account designated will be debited and shares will be purchased on the date selected by the shareholder. There must be a minimum of seven days between automatic purchases. If the date selected by the shareholder is not a business day, funds will be transferred the next business day thereafter. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish an Automatic Investment Account, complete and sign Section F of the Purchase Application and send it to the Transfer Agent. Shareholders may cancel this privilege or change the amount of purchase at any time by calling 1-800-322-6864 or by mailing written notification to: Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. The change will be effective five business days following receipt of notification by the Transfer Agent. A Fund may modify or terminate this privilege at any time or charge a service fee, although no such fee currently is contemplated. However, a $20 fee will be imposed by Firstar Mutual Fund Services, LLC if sufficient funds are not available in the shareholder's account at the time of the automatic transaction.

         While investors may use this option to purchase shares in their IRA or other retirement plan accounts, the Transfer Agent will not monitor the amount of contributions to ensure that they do not exceed the amount allowable for Federal tax purposes. Firstar Mutual Fund Services, LLC will assume that all retirement plan contributions are being made for the tax year in which they are received.

Methods of Payment

         Payment by Wire: An expeditious method of investing in the Fund is through the transmittal of Federal funds by bank wire to Firstar Bank Milwaukee, N.A. (the "Bank"). Federal funds transmitted by bank wire to the Bank and received by it prior to 4:00 P.M. New York time are priced at the net asset value determined on such day. Federal funds received after 4:00 P.M. New York time will be available on the next business day. Funds other than Federal funds transmitted by bank wire may or may not be converted into Federal funds on the day received by the Bank depending upon the time the funds are received and the bank wiring the funds. We encourage you to make payment by wire in Federal funds. The Fund will not be responsible for delays in the wiring system.

         To purchase shares by wiring funds, instruct a commercial bank to wire your money to:

                  Firstar [Bank Milwaukee, N.A.]
                  777 East Wisconsin Avenue
                  Milwaukee, Wisconsin 53202
                  ABA # 075000022
                  Credit: Firstar [Bank Milwaukee, N.A.]
                  Account # 112952137
                  Further credit: The Fundamental Family of Funds
                  Name of shareholder and account number (if known)

Instructions for new accounts should specify the name, address, and social security number of each person in whose name the shares are to be registered and the name of the Fund. If you are an existing shareholder, you need only furnish your account number and the name of the Fund. Failure to submit required information may delay investment.

         Payment by Mail: Purchase orders for which remittance is to be made by check may be submitted directly by mail to Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. The U.S. Postal Service and other independent delivery services are not agents of the Fund. Therefore, deposit of purchase requests in the mail or with such services does not constitute receipt by Firstar Mutual Fund Services, LLC or the Fund. Please do not mail letters by overnight courier to the post office box address. Purchase requests sent by overnight or express mail should be directed to: Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, Third Floor, 615 East Michigan Street, Milwaukee, Wisconsin 53202. Checks should be made payable to Fundamental Family of Funds.

         When opening a new account, you must enclose a completed purchase application. If you are an existing shareholder, you should enclose the detachable stub from an account statement you have received or otherwise indicate your account number and the name of the Fund.

         Personal Delivery: For personal delivery instructions, please call the Fund at (800) 322-6864.

         Exchange for Municipal Securities: If you own municipal obligations meeting the criteria for investment by the Fund, you may exchange such securities for shares of the Fund. All such exchanges are discretionary with the Fund. If you desire to make such an exchange, you should contact the Fund prior to delivering any securities in order to establish that the securities are acceptable for exchange, to determine what transaction charges, if any, may be imposed and to obtain delivery instructions for such securities. The value of the securities being exchanged will be determined in the same manner that the value of the Fund's portfolio securities is determined (see "Determination of Net Asset Value"); the specific method of determining the value will be provided to you on request. The Fund reserves the right to refuse any such exchange, even if the securities offered by an investor meet the general investment criteria of the Fund. A capital gain or loss for Federal income tax purposes may be realized by the investor following the exchange. Maturing bonds or detached coupons submitted within five (5) business days of the payment date are credited on the payment date.

         Exchange Privilege. For your convenience, the Exchange Privilege permits you to purchase shares in any of the other funds for which Fund management acts as the investment manager in exchange for shares of the Fund at respective net asset values per share. Exchange instructions may be given in writing to Firstar Mutual Fund Services, LLC, Agent, P.O. Box 701, Milwaukee, WI 53201-0701, the Fund's transfer agent, and must specify the number of shares of the Fund to be exchanged and the fund into which the exchange is being made. The telephone exchange privilege will be made available to shareholders automatically. You may telephone exchange instructions by calling Firstar Mutual Fund Services, LLC at (800) 322-6864. Before any exchange, you must obtain, and should review, a copy of the current prospectus of the fund into which your exchange is being made. Prospectuses may be obtained by calling or writing the Fund. See also "Telephone Redemption Privilege" for a discussion of the Fund's policy with respect to losses resulting from unauthorized telephone transactions.

         The Exchange Privilege is only available in those states where such exchanges can legally be made and exchanges may only be made between accounts with identical account registration and account numbers. Prior to effecting an exchange, you should consider the investment policies of the fund in which you are seeking to invest. Any exchange of shares is, in effect, a redemption of shares in one fund and a purchase of the other fund. You may recognize a capital gain or loss for Federal income tax purposes in connection with an exchange. The Exchange Privilege may be modified or terminated by the Fund after giving 60 days prior notice. The Fund reserves the right to reject any specific order, including purchases by exchange.

         A Completed Purchase Application must be received by the Transfer Agent before the Exchange, Check Redemption, Telephone Redemption or Expedited Redemption Privileges may be used.

                                   REDEMPTIONS

         Each investor in the Money Market Series has the right to cause the Money Market Series to redeem his or her shares, by making a request to Firstar Mutual Fund Services, LLC in accordance with the procedures of either the regular redemption procedure, the telephone redemption privilege, the expedited redemption privilege, or the check redemption privilege, as described in the following paragraphs. If Firstar Mutual Fund Services, LLC receives a redemption request before the close of trading on any day the New York Stock Exchange is open for trading, the redemption will become effective on that day and be made at the net asset value per share of the Money Market Series, as determined at the close of trading on that day, and payment will be made on the following business day. If Firstar Mutual Fund Services, LLC receives a redemption request following the close of trading on the New York Stock Exchange, or on any day the New York Stock Exchange is not open for business, the redemption will become effective on the next day the New York Stock Exchange is open for trading and be made at the net asset value per share of the Money Market Series, as determined at the close of trading on that day, and payment will be made on the following business day. Investors are entitled to receive all dividends on shares being redeemed that are declared on or before the effective date of the redemption of such shares. The net asset value per share of the Money Market Series received by an investor on redeeming shares may be more or less than the purchase price per share paid by such investor, depending on the market value of the portfolio of the Money Market Series at the time of redemption.

         Regular Redemption Procedure. Investors may redeem their shares by sending a written redemption request to Firstar Mutual Fund Services, LLC, which request must specify the number of shares to be redeemed and be signed by the investor of record. For redemptions exceeding $50,000 (and for all written redemptions, regardless of amount, made within 30 days following any change in account registration), the signature of the investor on the redemption request must be guaranteed by an eligible guarantor institution approved by Firstar Trust Company. Signature guarantees in proper form generally will be accepted from domestic banks, a member of a national securities exchange, credit unions and savings associations, as well as from participants in the Securities Transfer Agents Medallion Program ("STAMP"). If you have any questions with respect to signature guarantees, please call the transfer agent at (800) 322-6864. Firstar Trust Company may, at its option, request further documentation from corporations, executors, administrators, trustees, or guardians. If a redemption request is sent to the Money Market Series, the Money Market Series will forward it to Firstar Mutual Fund Services, LLC. Redemption requests will not become effective until all proper documents have been received by Firstar Trust Company. The U.S. Postal Service and other independent delivery services are not agents of the Fund. Therefore, deposit of redemption requests in the mail or with such services does not constitute receipt by Firstar Trust Company or the Fund. Please do not mail letters by overnight courier to the post office box address. Redemption requests sent by overnight or express mail should be directed to: Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, Mutual Fund Services, Third Floor, 615 East Michigan Street, Milwaukee, Wisconsin 53202. Requests for redemption that are subject to any special condition, or specify an effective date other than as provided herein, cannot be accepted and will be returned to the investor.

         Telephone Redemption Privilege. An investor may, by either completing the appropriate section of the purchase application, or by later making a written request to Firstar Mutual Fund Services, LLC, containing his or her signature guaranteed by an eligible guarantor (see above), obtain the telephone redemption privilege for any of his or her accounts. Provided that your account registration has not changed within the last 30 days, an investor may redeem up to $150,000 worth of shares from an account for which he or she has the telephone redemption privilege by making a telephone redemption request to Firstar Mutual Fund Services, LLC, at (800) 322-6864. Telephone calls will be recorded. A check for the proceeds of such a redemption will be issued in the name of the investor of record and mailed to the investor's address as it appears on the records of the Money Market Series. Both the Money Market Series and Firstar Trust Company reserve the right to refuse or limit a telephone redemption request and to modify the telephone redemption privilege at any time.

         Neither the Fund nor its transfer agent will be liable for following instructions communicated by telephone that they reasonably believe to be genuine. It is the Fund's policy to provide that a written confirmation statement of all telephone call transactions will be mailed to shareholders at their address of record within 3 business days after the telephone call transaction. Since you will bear the risk of loss, you should verify the accuracy of telephone transactions immediately upon receipt of your confirmation statement.

         Expedited Redemption Privilege. An investor in any series of the Fund may, either by completing the appropriate section of the purchase application, or by later making a written request to Firstar Mutual Fund Services, LLC, containing his or her signature guaranteed by an eligible guarantor (see above), obtain the expedited redemption privilege for any of his or her accounts. The expedited redemption privilege allows the investor to have the proceeds of any redemption of shares in any amount of $5000 or more transferred by wiring federal funds to the commercial bank or savings and loan institution specified in his or her purchase application or written request for the expedited redemption privilege. Expedited redemption requests may be made by either mail (to the address specified under regular redemption procedure) or by telephone (to the number specified under telephone redemption privilege). The proceeds of such a redemption may be subject to a deduction of the usual and customary charge. Firstar Mutual Fund Services, LLC charges a $12 service fee for each payment of redemption proceeds made by federal wire. This fee will be deducted from your account. An investor may change the account or commercial bank designated to receive the redemption proceeds by sending a written request to Firstar Mutual Fund Services, LLC, containing his or her signature guaranteed in the manner just described. Both the Money Market Series and Firstar Trust Company reserve the right to refuse or limit an expedited redemption request and to modify the expedited redemption privilege at any time.

         Check Redemption Privilege. An investor in any series of the Fund may, by either completing the appropriate section of the purchase application, or by later making a written request to the Money Market Series, obtain redemption checks for any of his or her accounts. These checks may be used by the investor in any lawful manner and may be payable to the order of any person or company in an amount of $100 or more. When a check is presented to Firstar Mutual Fund Services, LLC for payment, Firstar Mutual Fund Services, LLC, as agent for the investor, will cause the Money Market Series to redeem a sufficient number of shares in the investor's account to cover the amount of the check. Investors using the check redemption privilege will be subject to the same rules and regulations applicable to other checking accounts at Firstar Mutual Fund Services, LLC. There is no charge to the investor for using the check redemption privilege, except that Firstar Trust Company imposes a $20 charge if an investor requests that it stop payment of a Redemption Check or if it cannot honor a Redemption Check due to insufficient funds or other valid reasons. The check redemption privilege may not be used to close an account. The check redemption privilege may be modified or terminated at any time by either the Money Market Series or Firstar Mutual Fund Services, LLC.

         At times, the Money Market Series may be requested to redeem shares for which it has not yet received good payment. The Money Market Series may delay, or cause to be delayed, payment of redemption proceeds until such time as it has assured itself that good payment has been received for the purchase of such shares, which may take up to 15 days. In the case of payment by check, the determination of whether the check has been paid by the paying institution can generally be made within 7 days, but may take longer. Investors may avoid the possibility of any such delay by purchasing shares by wire. In the event of delays in paying redemption proceeds, the Money Market Series will take all available steps to expedite collection of the investment check.

         If shares are purchased by check, you may write checks against such shares only after 15 days from the date the purchase was executed. Shareholders who draw against shares purchased fewer than 15 days from the date of original purchase, will be charged usual and customary bank fees.

         The Money Market Series reserves the right to suspend the right of redemption or postpone the day of payment with respect to its shares (1) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings); (2) during any period when trading markets that the Money Market Series normally uses are restricted or an emergency exists as determined by the Securities and Exchange Commission, so that disposal of the Money Market Series' investments or determination of its net asset value is not reasonably practicable; or (3) for such other periods as the Securities and Exchange Commission by order may permit to protect investors.

         If an investor's account has an aggregate net asset value of less than $100, the Money Market Series may redeem the shares held in such account if the net asset value of such account has not been increased to at least $100 within 60 days of notice by the Money Market Series to such investor of its intention to redeem the shares in such account. The Money Market Series will not redeem the shares of an account with a net asset value of less than $100 if the account was reduced from the initial minimum investment of $1000 or more to below $100 as a result of market activity.

Exchange of Shares

         Investors may exchange shares of the Money Market Series having an aggregate net asset value of $1000 or more for shares of any other series of the Fund or any other mutual fund for which the Manager acts as the investment adviser by either (1) delivering to Firstar Mutual Fund Services, LLC a written request specifying the number of shares of the Money Market Series to be exchanged and the series of the Fund or the mutual fund in which they wish to invest after such an exchange, or (2) in the case of those investors who have the telephone redemption privilege, making such a request by telephone. (See "Redemption-Telephone Redemption Privilege" for a discussion of the Fund's policy with respect to losses resulting from unauthorized telephone transactions). The exchange is effected by redeeming the investor's shares of the Money Market Series and issuing to the investor shares of the series or mutual fund in which he or she is investing. The shares of both the Money Market Series and the series or mutual fund being invested in are valued for purposes of this exchange at the net asset value per share of the Money Market Series and such other series or fund, respectively, as next determined after receipt by Firstar Mutual Fund Services, LLC of the exchange request.

         The exchange privilege is available only in those states where such exchange can legally be made and exchanges may only be made between accounts with identical account registration and account numbers and is subject to the suitability requirements, if any, of the series or fund for which an exchange is proposed to be made. Prior to effecting an exchange, an investor should consider the investment policies of the series or mutual fund he or she is investing in. Any exchange is, in effect, a redemption of shares in one fund and a purchase of the other fund. Therefore, an investor may recognize a capital gain or loss for federal income tax purposes on the exchange.

Transfers

         An investor may transfer shares of the Money Market Series by submitting to Firstar Mutual Fund Services, LLC a writ ten request for transfer, signed by the registered holder of the shares and indicating the name of, the social security number or taxpayer identification number of, and the distribution  and  redemption  options  elected by, the new  registered  holder.
Firstar Mutual Fund Services, LLC may, at its option, request further documentation from transferors who are corporations, executors, administrators, trustees, or guardians.

                              DISTRIBUTION EXPENSES

         The Fund has adopted a plan of distribution pursuant to Rule 12b-1 of the 1940 Act (the plan), under which the Money Market Series pays to ______________ a fee, which is accrued daily and paid monthly, at an annual rate of .50% of the Money Market Series' average daily net assets. Amounts paid under the plan are paid to ________ to compensate it for services it provides and expenses it bears in distributing the Money Market Series' shares to investors, including payment of compensation by ___________ to securities dealers and other financial institutions and organizations, such as banks, trust companies, savings and loan associations, and investment advisers to obtain various distribution related and/or administrative services for the Money Market Series. Expenses of ___________ also include expenses of its employees, who engage in or support distribution of shares or service shareholder accounts, including overhead and telephone expenses; printing and distributing prospectuses and reports used in connection with the offering of the Money Market Series' shares; and preparing, printing, and distributing sales literature and advertising materials. Because these payments are paid out of the Fund's assets on a continual basis over time, these fees will increase the cost of your investment and may cost you more than other types of sales charges.

                            DIVIDENDS AND TAX MATTERS

Dividends and Distributions

         The Money Market Series will declare on each business day just prior to the calculation of its net asset value all of its net investment income (consisting of earned interest income less expenses) as a dividend on shares of record at the close of business on the preceding business day. Dividends are distributed on the last business day of each calendar month. The Money Market Series normally distributes capital gains, if any, before the end of its fiscal year. All dividends and capital gains distributions by the Money Market Series will be in the form of additional shares unless the investor has made an election, either on his or her purchase application or in a subsequent written request to Firstar Mutual Fund Services, LLC, to receive such distributions in cash. An investor may change his or her distribution election by filing a written request with Firstar Mutual Fund Services, LLC, at least four days prior to the date of a distribution.

Taxes

         The Money Market Series intends to qualify as a regulated investment company, which means that it pays no federal income tax on the earnings or capital gains it distributes to its shareholders.

     o Exempt-interest dividends from the Money Market Series will be exempt from federal regular income tax.

     o Ordinary dividends from the Money Market Series are taxable as ordinary income and dividends from the Money Market Series' long-term capital gains are taxable as capital gain.

     o Dividends are treated in the same manner for federal income tax purposes whether you receive them in the form of cash or additional shares. They may also be subject to state and local taxes.

     o Certain dividends paid to you in January will be taxable as if they had been paid the previous December.

     o We will mail you tax statements annually showing the amounts and tax status of the distributions you received.

     o When you sell (redeem) or exchange shares of the Money Market Series, you must recognize any gain or loss. However, as long as the Money Market Series NAV per share does not deviate from $1.00, there will be no gain or loss.

     o Because your tax treatment depends on your purchase price and tax position, you should keep your regular account statements for use in determining your tax.

     o You should review the more detailed discussion of federal income tax considerations in the Statement of Additional Information.

***We provide this tax information for your general information. You should consult your own tax adviser about the tax consequences of investing in the Money Market Series.***

                              FOR MORE INFORMATION

FOR INVESTORS WHO WANT MORE INFORMATION ON THE FUND, THE FOLLOWING DOCUMENTS ARE AVAILABLE FREE UPON REQUEST:

Annual/Semi-Annual Reports: contain performance data and information on portfolio holdings for the Fund's most recently completed fiscal year or half year and, on an annual basis, a statement from portfolio management and the auditor's report.

Statement of Additional  Information (SAI):  contains more detailed  information
about  the  Fund's  policies,   investment  restrictions,   risks  and  business
structure. This prospectus incorporates the SAI by reference.

Copies of these documents and answers to questions about the Fund may be obtained without charge by contacting:

                          Fundamental Fixed-Income Fund
                          Tax-Free Money Market Series
                                 67 Wall Street
                                New York NY 10005
                                 1-800-___-____

Information about the Fund (including the SAI) can be viewed and copied at the Public Reference Room of the Securities and Exchange Commission (the "SEC") in Washington, D.C. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Room of the SEC, Washington, D.C. 20549-6009. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800- SEC-0330. Reports and other information about the Fund may be viewed on-screen or downloaded from the SEC's Internet site at http://www.sec.gov.

================================================================================
              FOR MORE INFORMATION ON OPENING A NEW ACCOUNT, MAKING
             CHANGES TO EXISTING ACCOUNTS, PURCHASING, EXCHANGING OR
           REDEEMING SHARES, OR OTHER INVESTOR SERVICES, PLEASE CALL:

                                1-800-(___-____)
                              Monday through Friday
                          8:30 a.m. to 5:00 p.m. (EST)
================================================================================




           The Fund's Investment Company Act File number is _________.

                          FUNDAMENTAL FIXED-INCOME FUND

                FUNDAMENTAL U.S. GOVERNMENT STRATEGIC INCOME FUND




         This Statement of Additional Information provides certain detailed information concerning the Fund. It is not a Prospectus and should be read in conjunction with the Fund's current Prospectus, a copy of which may be obtained by writing to The Fund at (________________), or by calling (800) (_________).
Shareholder inquiries may also be placed through this number.



                     THIS STATEMENT IS DATED MAY 1, 1999 AND
               SUPPLEMENTS THE FUND'S PROSPECTUS OF THE SAME DATE.

TABLE OF CONTENTS


                                                                            Page


FUND HISTORY ................................................................

INVESTMENT OBJECTIVE AND POLICIES ...........................................

INVESTMENT LIMITATIONS ......................................................

MANAGEMENT OF THE FUND ......................................................

OWNERSHIP OF SECURITIES .....................................................

INVESTMENT MANAGEMENT AND OTHER SERVICES ....................................

DISTRIBUTION PLAN ...........................................................

PORTFOLIO TRANSACTIONS.......................................................

TAXES........................................................................

DESCRIPTION OF SHARES........................................................

CERTAIN LIABILITIES..........................................................

PURCHASE OF SHARES ..........................................................

PRICING OF SHARES ...........................................................

CALCULATION OF YIELD.........................................................

FINANCIAL STATEMENTS.........................................................

                                  FUND HISTORY

         The Fundamental-Fixed Income Fund (the "Fund") was organized as a Massachusetts business trust on March 19, 1987. The Company has three series:
Tax-Free Money Market Series, High-Yield Municipal Bond Series, and Fundamental U.S. Government Strategic Income Fund (the "U.S. Government Series"). This Statement of Additional Information pertains to the U.S. Government Series, which is an open-end, diversified management investment company.


INVESTMENT OBJECTIVE AND POLICIES

         The Prospectus of the U.S. Government Series dated April 30, 1999 (the "Prospectus") identifies the investment objective and the principal investment policies of the U.S. Government Series. Other investment policies, investment limitations and a further description of certain of the policies described in the Prospectus are set forth below.

         Portfolio Turnover. Pursuit by the U.S. Government Series of its investment objective may lead to frequent changes in the securities held in its portfolio, which is known as "portfolio turnover." Portfolio turnover may involve payments by the U.S. Government Series of brokerage commissions, dealer spreads and other transaction costs relating to the purchase and the sale of securities. Portfolio turnover rate for a given fiscal year is calculated by dividing the lesser of the amount of the purchases or the amount of the sales of portfolio securities during the year by the monthly average of the value of the portfolio securities during the year.


                 OPTIONS, FUTURES CONTRACTS AND RELATED OPTIONS

Call and Put Options

         Call and put options on various U.S. Treasury notes and U.S. Treasury bonds are listed and traded on Exchanges, and are written in over-the-counter transactions. Call and put options on Agencies are currently written or purchased only in over-the-counter transactions.


Writing Call and Put Options

         Purpose. The principal reason for writing options is to obtain, through receipt of premiums, a greater current return than would be realized on the underlying securities alone. Such current return can be expected to fluctuate because premiums earned from an option writing program and interest income yields on portfolio securities vary as economic and market conditions change. Actively writing options on portfolio securities is likely to result in the U.S. Government Series having a substantially higher portfolio turnover rate than that of most other investment companies. Higher portfolio involves correspondingly greater brokerage commissions and other transaction costs, which are borne directly by the U.S. Government Series.

         Writing Options. The purchaser of a call option pays a premium to the writer (i.e., the seller) for the right to buy the underlying security from the writer at a specified price during a certain period. The U.S. Government Series writes call options either on a covered basis, or for cross-hedging purposes. A call option is covered if the U.S. Government Series owns or has the right to acquire the underlying securities subject to the call option at all times during the option period. Thus the U.S. Government Series may write options on Government Securities. An option is for cross-hedging purposes if it is not covered, but is designed to provide a hedge against a security which the U.S. Government Series owns or has the right to acquire. In such circumstances, the U.S. Government Series will collateralize the option by maintaining in a segregated account with the U.S. Government Series' Custodian, cash or
Government Securities in an amount not less than the market value of the underlying security, marked to market daily, while the option is outstanding.

         The purchaser of a put option pays a premium to the writer (i.e., the seller) for the right to sell the underlying security to the writer at a specified price during a certain period. The U.S. Government Series would write put options only on a secured basis, which means that, at all times during the option period, the U.S. Government Series would maintain in a segregated account with its Custodian, cash, money market instruments or high grade liquid debt securities in an amount of not less than the exercise price of the option, or would hold a put on the same underlying security at an equal or greater exercise price.

         Closing Purchase Transactions and Offsetting Transactions. In order to terminate its position as a writer of a call or put option, the U.S. Government Series could enter into a "closing purchase transaction," which is the purchase of a call (put) on the same underlying security and having the same exercise price and expiration date as the call (put) previously written by the U.S. Government Series. The U.S. Government Series would realize a gain (loss) if the premium plus commission paid in the closing purchase transaction is less (greater) than the premium it received on the sale of the option. The U.S. Government Series would also realize a gain if an option it has written lapses unexercised.

         The U.S. Government Series can write options that are listed on an Exchange as well as options which are privately negotiated in over-the-counter transactions. The U.S. Government Series can close out its position as a writer of an option only if a liquid secondary market exists for options of that series, but there is no assurance that such a market will exist, particularly in the case of over-the-counter options, since they can be closed out only with the other party to the transaction. Alternatively, the U.S. Government Series could purchase an offsetting option, which would not close out its position as a writer, but would provide an asset of equal value to its obligation under the option written. If the U.S. Government Series is not able to enter into a closing purchase transaction or to purchase an offsetting option with respect to an option it has written, it will be required to maintain the securities subject to the call or the collateral securing the option until a closing purchase transaction can be entered into (or the option is exercised or expires), even though it might not be advantageous to do so.

         Risks of Writing Options. By writing a call option, the U.S. Government Series loses the potential for gain on the underlying security above the exercise price while the option is outstanding; by writing a put option, the U.S. Government Series might become obligated to purchase the underlying security at an exercise price that exceeds the then current market price.

Purchasing Call and Put Options

         The U.S. Government Series may purchase either listed or over-the-counter options. The U.S. Government Series may purchase call options to protect (i.e., hedge) against anticipated increases in the price of securities it wishes to acquire. Since the premium paid for a call option is typically a small fraction of the price of the underlying security, a given amount of funds will purchase call options covering a much larger quantity of such security than could be purchased directly. By purchasing call options, the U.S. Government Series could benefit from any significant increase in the price of the underlying security to a greater extent than if it had invested the same amount in the security directly. However, because of the very high volatility of option premiums, the U.S. Government Series would bear a significant risk of losing the entire premium if the price of the underlying security did not rise sufficiently, or if it did not do so before the option expired.

         Conversely, put options may be purchased to protect (i.e., hedge) against anticipated declines in the market value of either specific portfolio securities or of the U.S. Government Series' assets generally. The U.S. Government Series will not purchase call or put options on securities if as a result, more than ten percent of its net assets would be invested in premiums on such options.

Interest Rate Futures Contracts

         The U.S. Government Series may engage in transactions involving futures contracts and related options in accordance with the rules and interpretations of the Commodity Futures Trading Commission ("CFTC") under which the U.S. Government Series would be exempt from registering as a "commodity pool."

         An interest rate futures contract is an agreement pursuant to which a party agrees to take or make delivery of a specified debt security (such as U.S. Treasury bonds, U.S. Treasury notes, U.S. Treasury bills and GNMA Certificates) at a specified future time and at a specified price. Interest rate futures contracts also include cash settlement contracts based upon a specified interest rate such as the London Interbank Offering Rate for dollar deposits ("LIBOR").

         Initial and Variation Margin. In contrast to the purchase or sale of a security, no price is paid or received upon the purchase or sale of a futures contract. Initially, the U.S. Government Series will be required to deposit with its Custodian in an account in the broker's name an amount of cash, money market instruments or liquid high-grade debt securities equal to not more than five percent of the contract amount. This amount is known as "initial margin." The nature of initial margin in futures transactions is different from that of margin in securities transactions in that futures contract margin does not involve the borrowing of funds by the customer to finance the transaction. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract, which is returned to the U.S. Government Series upon termination of the futures contract and satisfaction of its contractual obligations. Subsequent payments to and from the broker, called "variation margin," will be made on a daily basis as the price of the underlying security fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as "marking to market."

         For example, when the U.S. Government Series has purchased a futures contract and the price of the underlying security has risen, that position will have increased in value, and the U.S. Government Series will receive from the broker a variation margin payment equal to that increase in value. Conversely, when the U.S. Government Series has purchased a futures contract and the value of the underlying security has declined, the position would be less valuable, and the U.S. Government Series would be required to make a variation payment to the broker.

         At any time prior to expiration of the futures contract, the U.S. Government Series may elect to terminate the position by taking an opposite position. A final determination of variation margin is then made, additional cash is required to be paid by or released to the U.S. Government Series, and the U.S. Government Series realizes a loss or a gain.

         Futures Strategies. When the U.S. Government Series anticipates a significant market or market sector advance, the purchase of a futures contract affords a hedge against not participating in the advance at a time when the U.S. Government Series is not fully invested ("anticipatory hedge"). Such purchase of a futures contract would serve as a temporary substitute for the purchase of individual securities, which may be purchased in an orderly fashion once the market is established. As individual securities are purchased, an equivalent amount of futures contracts can then be terminated by offsetting sales. The U.S. Government Series may sell futures contracts in anticipation of, or during, a general market or market sector decline that may adversely affect the market value of the U.S. Government Series' securities ("defensive hedge"). To the extent that the U.S. Government Series' portfolio of securities changes in value in correlation with the underlying security, the sale of futures contracts would substantially reduce the risk to the U.S. Government Series of a market decline and, by so doing, provide an alternative to the liquidation of securities positions in the U.S. Government Series. Ordinarily, commissions on futures transactions are lower than transaction costs incurred in the purchase and sale of Government Securities.

         Transactions will be entered into by the U.S. Government Series only with brokers or financial institutions deemed creditworthy by the Manager. However, in the event of the bankruptcy of a broker through which the U.S. Government Series engages in transactions in listed options, futures or related options, the U.S. Government Series might experience delays and/or losses in liquidating open positions purchased and/or incur a loss of all or part of its margin deposits with the broker.

         Special Risks Associated with Futures Transactions. There are several risks connected with the use of futures contracts as a hedging device. These include the risk of imperfect correlation between movements in the price of the futures contracts and of the underlying securities, the risk of market distortion, the illiquidity risk and the risk of error in anticipating price movement.

         There may be an imperfect correlation (or no correlation) between movements in the price of the futures contracts and the securities being hedged. The risk of imperfect correlation increases as the composition of the securities being hedged diverges from the securities upon which the futures contract is based. If the price of the futures contract moves less than the price of the securities being hedged, the hedge will not be fully effective. To compensate for the imperfect correlation, the U.S. Government Series could buy or sell futures contracts in a greater dollar amount than the dollar amount of securities being hedged if the historical volatility of the securities being hedged is greater than the historical volatility of the securities underlying the futures contract. Conversely, the U.S. Government Series could buy or sell futures contracts in a lesser dollar amount than the dollar amount of securities being hedged if the historical volatility of the securities being hedged is less than the historical volatility of the securities underlying the futures contract. It is also possible that the value of futures contracts held by the U.S. Government Series could decline at the same time as portfolio securities being hedged; if this occurred, the U.S. Government Series would lose money on the futures contract in addition to suffering a decline in value in the portfolio securities being hedged.

         There is also the risk that the price of a futures contract may not correlate perfectly with movements in the securities underlying the futures contract due to certain market distortions. First, all participants in the futures market are subject to margin depository and maintenance requirements. Rather than meet additional margin depository requirements, investors may close futures contracts through offsetting transactions, which could distort the normal relationship between the futures market and the securities underlying the futures contract.

Second, from the point of view of speculators, the deposit requirements in the futures markets are less onerous than margin requirements in the securities markets. Therefore, increased participation by speculators in the futures markets may cause temporary price distortions. Due to the possibility of price distortion in the futures markets and because of the imperfect correlation between movements in futures contracts and movements in the securities underlying them, a correct forecast of general market trends by the Manager may still not result in a successful hedging transaction judged over a very short time frame.

         There is also the risk that futures markets may not be sufficiently liquid. Futures contracts may be closed out only on an Exchange or board of trade that provides a market for such futures contracts. Although the U.S. Government Series intends to purchase or sell futures only on Exchanges and boards of trade where there appears to be an active secondary market, there can be no assurance that an active secondary market will exist for any particular contract or at any particular time. In the event of such illiquidity, it may not be possible to close a futures position and, in the event of adverse price movement, the U.S. Government Series would continue to be required to make daily payments of variation margin. Since the securities being hedged would not be sold until the related futures contract is sold, an increase, if any, in the price of the securities may to some extent offset losses on the related futures contract. In such event, the U.S. Government Series would lose the benefit of the appreciation in value of the securities.

         Successful use of futures is also subject to the Manager's ability to correctly predict the direction of movements in the market. For example, if the U.S. Government Series hedges against a decline in the market and market prices instead advance, the U.S. Government Series will lose part or all of the benefit of the increase in value of its securities holdings because it will have offsetting losses in futures contracts. In such cases, if the U.S. Government Series has insufficient cash, it may have to sell portfolio securities at a time when it is disadvantageous to do so in order to meet the daily variation margin.

         The use of futures contracts to shorten the weighted average duration of the U.S. Government Series' portfolio, while reducing the exposure of the U.S. Government Series' portfolio to interest rate risk does subject the U.S. Government Series' portfolio to basis risk. Basis refers to the relationship between a futures contract and the underlying security. In the case of futures contracts on U.S. Treasury Bonds, the contract specifies delivery of a "bench-mark" 8% 20 year U.S. Treasury Bond. Any outstanding treasury with a maturity of more than 15 years is deliverable against the contract, with the principal amount per contract adjusted according to a formula which takes into account the coupon and maturity of the treasury bond being delivered. This means that at any given time there is one treasury issue that is "the cheapest to deliver" against the contract. The supply and demand of the available float of treasury securities determines which treasury security is cheapest to deliver at any given time. This, combined with the supply and demand for futures relative to the underlying cash securities markets, causes the relationship between the cash security markets and the futures markets to exhibit perturbations of variance from an exact one-to-one correlation. The U.S. Government Series could experience losses if the value of the prices of the futures positions the U.S. Government Series has entered into are poorly correlated with the U.S. Government Series' other investments.

         For example, on a day that the price on a treasury bond deliverable against the futures contract declined by ten points, the futures contract might decline by nine or eleven points. In this example, a nine point decline in the price of a futures contract would not fully offset the price decline in the cash security price. This would cause a downward fluctuation in the value of the U.S. Government Series' portfolio. Likewise, a basis fluctuation whereby the futures prices fell more or rose less than the cash securities prices due to basis change would cause an upward fluctuation in the value of the U.S. Government Series' portfolio.

         CFTC regulations require, among other things, (i) that futures and related options be used solely for bona fide hedging purposes (or that the underlying commodity value of the U.S. Government Series' long futures positions not exceed the sum of certain identified liquid investments) and (ii) that the U.S. Government Series not enter into futures and related options for which the aggregate initial margin and premiums exceed five percent of the fair market value of the U.S. Government Series' assets. In order to minimize leverage in connection with the purchase of futures contracts by the U.S. Government Series, an amount of cash, money market instruments or liquid high grade debt securities equal to the market value of the obligations under the futures contracts (less any related margin deposits) will be maintained in a segregated account with the Custodian.

Options on Futures Contracts

         The U.S. Government Series may also purchase and write options on futures contracts. An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put), at a specified exercise price at any time during the option period. As a writer of an option on a futures contract, the U.S. Government Series would be subject to initial margin and maintenance requirements similar to those applicable to futures contracts. In addition, net option premiums received by the U.S. Government Series are required to be included as initial margin deposits. When an option on a futures contract is exercised, delivery of the futures position is accompanied by cash representing the difference between the current market price of the futures contract and the exercise price of the option. The U.S. Government Series can purchase put options on futures contracts in lieu of, and for the same purpose as selling a futures contract. The purchase of call options on futures contracts would be intended to serve the same purpose as the actual purchase of the futures contract.

         Risks of Transactions in Options on Futures Contracts. In addition to the risks described above which apply to all options transactions, there are several special risks relating to options on futures. The Manager will not purchase options on futures on any Exchange unless in the Manager's opinion, a liquid secondary Exchange market for such options exists. Compared to the use of futures, the purchase of options on futures involves less potential risk to the U.S. Government Series because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances, such as when there is no movement in the price of the underlying security, where the use of an option on a future would result in a loss to the U.S. Government Series whereas the use of a future would not.

Additional Risks of Options and Futures Transactions

         Each of the Exchanges has established limitations governing the maximum number of call or put options on the same underlying security or futures contract (whether or not covered) which may be written by a single investor, whether acting alone or in concert with others (regardless of whether such options are written on the same or different Exchanges or are held or written on one or more accounts or through one or more brokers). Option positions of all investment companies advised by the Manager are combined for purposes of these limits. An Exchange may order the liquidation of positions found to be in violation of these limits and it may impose other sanctions or restrictions. These position limits may restrict the number of listed options which the U.S. Government Series may write.

         Although the U.S. Government Series intends to enter into futures contracts only if there is an active market for such contracts, there is no assurance that an active market will exist for the contracts at any particular time. Most U.S. futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. It is possible that futures contract prices would move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses. In such event, and in the event of adverse price movements, the U.S. Government Series would be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may partially or completely offset losses on the futures contract. However, there is no guarantee that the price of the securities being hedged will, in fact, correlate with the price movements in a futures contract and thus provide an offset to losses on the futures contract.

         Certain additional risks relate to the fact that the U.S. Government Series might purchase and sell options on mortgage-related securities. Since the remaining principal balance of mortgage-related securities declines each month as a result of mortgage payments, if the U.S. Government Series has written a call and is holding such securities as "cover" to satisfy its delivery obligation in the event of exercise, it may find that the securities it holds no longer have a sufficient remaining principal balance for this purpose. Should this occur, the U.S. Government Series would purchase additional mortgage-related securities from the same pool (if obtainable) or replacements in the cash market in order to maintain its cover. A mortgage-related security held by the U.S. Government Series to cover an option position in any but the nearest expiration month may cease to represent cover for the option in the event of a decrease in the coupon rate at which new pools are originated. If this should occur, the option would no longer be covered, and the U.S. Government Series would either enter into a closing purchase transaction or replace the mortgage-related security with one which represents cover. In either case, the U.S. Government Series may realize an unanticipated loss and incur additional transactions costs.

                             INVESTMENT LIMITATIONS

         The U.S. Government Series has adopted the following policies as "fundamental policies," which cannot be changed without the approval of the holders of a majority of the shares of the U.S. Government Series (which, as used in this Statement of Additional Information, means the lesser of (i) more than 50% of the outstanding shares, or (ii) 67% or more of the shares present at a meeting at which holders of more than 50% of the outstanding shares are represented in person or by proxy). The U.S. Government Series may not:

          1. Purchase the securities of any one issuer, other than obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, if, immediately after such purchase, (i) more than 5% of the value of its total assets would be invested in such issuer, or (ii) it would own more than 10% of the outstanding voting securities of such issuer; except that up to 25% of the value of its total assets may be invested without regard to such limitations.

          2. Invest 25% or more of its total assets in a single industry; provided, however, that such limitation shall not be applicable to obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

          3. Issue senior securities, as defined in the Investment Company Act of 1940 (the "1940 Act"), except to the extent such issuance might be involved with borrowings described under subparagraph (4) below or with respect to hedging and risk management transactions or the writing of options within limits described in the U.S. Government Series' current Prospectus.

          4. Borrow money, except for temporary or emergency purposes, or by engaging in reverse repurchase transactions, and then only in an amount not exceeding one-third of the U.S. Government Series' total assets, including the amount borrowed. The U.S. Government

     Series will not mortgage, pledge or hypothecate any assets except to secure permitted borrowings and reverse repurchase transactions. Collateral arrangements with respect to the U.S. Government Series' permissible futures and options transactions, including initial and variation margin, are not considered to be a pledge of assets for purposes of this restriction.

          5. Make loans of money or property to any person, other than by entering into repurchase agreements, and except to the extent the securities in which the U.S. Government Series may invest are considered to be loans.

          6. Buy any securities "on margin". Neither the deposit of initial or variation margin in connection with hedging and risk management transactions nor short-term credits as may be necessary for the clearance of transactions is considered the purchase of a security on margin.

          7. Sell any securities "short", write, purchase or sell puts, calls or combinations thereof, or purchase or sell financial futures or options, except as described under the heading "Certain Investment Techniques and Policies" in the U.S. Government Series' current Prospectus.

          8. Act as an underwriter of securities, except to the extent the U.S. Government Series may be deemed to be an underwriter in connection with the sale of securities held in its portfolio.

          9.  Make  investments  for  the  purpose  of  exercising   control  or
     participation in management.

          10. Invest in securities of other investment companies in an amount exceeding the limitations set forth in the 1940 Act and the rules thereunder, except as part of a merger, consolidation or other acquisition.

          11.  Invest  in  equity   interests  in  oil,  gas  or  other  mineral
     exploration or development programs.

          12. Purchase or sell real estate (but this shall not prevent investments in securities secured by real estate or interests therein), commodities or commodity contracts, except to the extent that financial futures and related options that the U.S. Government Series may invest in are considered to be commodities or commodities contracts.

          13. Invest more than 10% of the U.S. Government Series' total assets in illiquid securities and repurchase agreements with remaining maturities in excess of seven days.

         Operating Policies. The U.S. Government Series has adopted the following operating policies which are not fundamental and which may be changed without shareholder approval: To comply with certain state statutes, the U.S. Government Series will not: (1) make investments in oil, gas or other mineral leases; (2) make investments in real estate limited partnerships; (3) purchase or retain securities of an issuer when one or more officers and trustees of the Fund or the Fund's Manager, or a person owning more than 10% of the shares of either, own beneficially more than 1/2 of 1% of the securities of such issuer and such persons owning more than 1/2 of 1% of such securities together own beneficially more than 5% of the securities of such issuer; (4) purchase securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization, or by purchase in the open market of securities of open-end or closed-end investment companies where no underwriter or dealer's commission or profit, other than customary broker's commission, is involved; or (5) invest more than 15% of its total assets in the securities of issuers which together with any predecessors have a record of less than three years continuous operation or securities of issuers which are restricted as to disposition.

         Percentage Restrictions. If a percentage restriction on investment or utilization of assets set forth above is adhered to at the time an investment is made or assets are so utilized, a later change in percentage resulting from changes in the value of the portfolio securities of the U.S. Government Series will not be considered a violation of such policy.


                             MANAGEMENT OF THE FUND

Trustees and Officers

         The business of the Company is managed under the direction of the Board of Trustees. Specifically, the Board of Trustees is responsible for oversight of the Fund by reviewing and approving necessary agreements with the Fund's service providers, and mandating policies for the Fund's operations.

         Trustees and officers of the Fund, together with information as to their principal business occupations during the last five years, are shown below. Each director who is considered to be an "interested person" of the Fund, as defined in the 1940 Act, is indicated by as asterisk (*). The Board Members listed below were elected by the Fund's shareholders at a Special Meeting held on March __, 1999.

=================================================================================================
                             Position(s) Held        Principal Occupation(s) During
Name, Address, and Age       with Fund               Past Five Years
-------------------------------------------------------------------------------------------------
William J. Armstrong         Director                Vice President and Treasurer,
[Address]                                            Ingersoll-Rand Company (5/86 -
                                                     Present); Trustee, Chase  Vista
Age:  56                                             Funds.
--------------------------------------------------------------------------------------------------
L. Greg Ferrone              Director                Senior Manager, ARC Partners (10/97 -
83 Ronald Court                                      Present); Consultant, IntraNet, Inc.
Ramsey, New Jersey 07446                             (4/90 - 10/97); Sales & Marketing
Age:  47                                             Director, RAV Communications (4/85 -
                                                     4/90); Vice President/Regional Manager,
                                                     National Westminster Bank USA (3/78 -
                                                     4/85).
--------------------------------------------------------------------------------------------------

=================================================================================================
                             Position(s) Held        Principal Occupation(s) During
Name, Address, and Age       with Fund               Past Five Years
-------------------------------------------------------------------------------------------------
Stephen C. Leslie*           President               Chairman and CEO,
67 Wall Street                                       Cornerstone Equity Advisors,
New York, New York 10005                             Inc. (6/97 - Present); Partner,
Age:  45                                             Wall Street Capital Group (3/97
                                                     - 6/97); Partner, Wall Street
                                                     Investment Corp. (11/95 -
                                                     3/97); Partner, Tucker Anthony
                                                     Securities (8/95 - 10/95); Senior
                                                     Vice President, Pryor
                                                     McClendon Counts & Co. (5/94
                                                     - 8/95); Senior Vice President,
                                                     Siebert Capital Markets (6/93 -
                                                     5/94).
--------------------------------------------------------------------------------------------------
G. John Fulvio*              Treasurer/Chief         Treasurer, Cornerstone Equity
67 Wall Street               Financial Officer       Advisors, Inc. (4/97 - Present);
New York, New York 10005                             Partner, Speer & Fulvio (3/87 -
Age:                                                 4/97).
--------------------------------------------------------------------------------------------------

=================================================================================================
                             Position(s) Held        Principal Occupation(s) During
Name, Address, and Age       with Fund               Past Five Years
-------------------------------------------------------------------------------------------------
Leroy E. Rodman              Director                Counsel, Morrison, Cohen,
[Address]                                            Singer & Weinstein, LLP
                                                     (1996 - Present); Senior Partner,
Age:  85                                             Teitelbaum, Hiller, Rodman,
                                                     Paden & Hibsher, P.C. (1990 -
                                                     1996).
--------------------------------------------------------------------------------------------------
Dr. Yvonne Scruggs-Leftwich  Director                Executive Director and Chief
[Address]                                            Operating Officer, Black
                                                     Leadership Forum, Inc.;
Age: 65                                              Director, Joint Center For
                                                     Political and Economic Studies
                                                     (1991 - Present).
==================================================================================================

         Mr. Leslie is the chief portfolio manager and Mr. Fulvio the Treasurer of the Fund's adviser, Cornerstone Equity Advisors, Inc. All of the Trustees of the Fund are also Trustees of The California Muni Fund and Fundamental Fixed-Income Fund.

         For services and attendance at board meetings and meetings of committees which are common to the Fund, Fundamental Fixed-Income Fund and The California Muni Fund (other affiliated mutual funds for which the Fund's investment manager acts as the investment adviser), each Director of the Fund who is not affiliated with the Fund's investment manager is compensated at the rate of $6,500 per quarter prorated among the three funds based on their respective net assets at the end of each quarter. Each such Director is also reimbursed by the three funds, on the same basis, for actual out-of-pocket expenses relating to his attendance at meetings. Some Trustees received additional compensation at a rate of $125 per hour for services related to servicing on the Portfolio Review Committee. As of the date of this Statement of Additional Information, Trustees and officers of the Fund as a group owned beneficially less than 1% of the Fund's outstanding shares.


                               COMPENSATION TABLE

                     (for each current Board Member for the
                      most recently completed fiscal year)

================================================================================================================================
                                                          Pension or                                            Total
                                                          Retirement                                         Compensation
                                 Aggregate             Benefits Accrued          Estimated Annual           From Fund and
Name of Person*,               Compensation             as Part of Fund            Benefits Upon             Fund Complex
Position                         From Fund                 Expenses                 Retirement             Paid to Trustees
--------------------------------------------------------------------------------------------------------------------------------
L. Greg Ferrone,                  $12,401                     N/A                      N/A                    $19,500
Director
================================================================================================================================

* Mr. Ferrone is the only current Board Member who served in that capacity during the fiscal year ended 1998.

                             OWNERSHIP OF SECURITIES

         As of __________ except as set forth below, no person owned beneficially or of record more than 5% of the outstanding shares of the Fund. As of that date, the officers and Board Members of the Fund beneficially owned less than 1% of the shares of the Fund.


                    INVESTMENT MANAGEMENT AND OTHER SERVICES

Advisory Services

         The Fund is currently managed by Cornerstone Equity Advisors, Inc. ("Cornerstone" or the "Manager"). Cornerstone's Chairman and Chief Executive Officer is Mr. Stephen C. Leslie, who is also President of the Fund. Mr. Leslie is one of two individuals who may be considered a "control person" of Cornerstone. Cornerstone's Treasurer, Mr. G. John Fulvio, is the Treasurer and Chief Financial Officer of the Fund. Mr. Fulvio is not considered a "control person" of Cornerstone.

         Cornerstone receives an advisory fee equal to the following percentages of the Fund's average daily net asset value:

Average Daily Net Asset Value                                 Annual Fee Payable
-----------------------------                                 ------------------
Net asset value to $500,000,000                                        .75%
Net asset value of $500,000,000 or more but less than $1,000,000,000   .72%
Net asset value of $1,000,000,000 or more                              .70%



         The fee levels noted above are identical to those received by the Fund's previous advisers, Tocqueville Asset Management, L.P. ("Tocqueville"), and Fundamental Portfolio Advisors, Inc. ("FPA").

         From September 29, 1998 to December 31, 1998 Cornerstone received an aggregate advisory fee of $____________. From June 1, 1998 to September 28, 1998 Tocqueville, as an interim adviser, received an aggregate advisory fee of $____________. From January 1, 1998 to May 30, 1998 FPA received an aggregate advisory fee of $____________. For the fiscal year ended December 31, 1997 FPA received an aggregate advisory fee of $____________. For the fiscal year ended December 31, 1996 FPA received an aggregate advisory fee of $787,962.

         [CREDITS FOR THE ADVISORY FEE STATED SEPARATELY]. The investment management agreement with FPA provided an expense limitation of 1.50% of the Fund's average daily net assets. The agreement with Cornerstone also contains such limitations, while the interim agreement with Tocqueville did not provide such limitations.

Administrator, Transfer Agent, and Accounting Agent

         Firstar Mutual Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53201-0701 currently acts as Administrator, Transfer Agent, and Accounting Agent of the Fund.

         [Description   of  Services   and   aggregate   compensation   for  the
administration services.]

Custodian and Independent Public Accountant

         Firstar Bank Milwaukee, N.A. (the "Bank"), 615 East Michigan Street, Milwaukee, WI 53201-0701, acts as Custodian of the Fund's cash and securities.

         ______________, acts as independent certified public accountants for the Fund, performing an annual audit of the Fund's financial statements and preparing its tax returns.

                                 MARKETING PLAN

         The Fund has entered into a Distribution Agreement with Cresvale International (US) LLC ("Cresvale"). The Trustees who are not, and were not at the time they voted, interested persons of the Fund, as defined in the 1940 Act (the "Independent Trustees"), have approved the Distribution Agreement. The Distribution Agreement provides that Cresvale will bear the distribution expenses of the High-Yield Series not borne by the High-Yield Series. The Distribution Agreement was approved by action of the Trustees of the Fund on September 25, 1998. The Distribution Agreement will continue in effect from year-to-year if it is specifically approved, at least annually, in the manner required by the 1940 Act.

         Cresvale bears all expenses it incurs in providing services under the Distribution Agreement. Such expenses include compensation to it and to securities dealers and other financial institutions and organizations such as banks, trust companies, savings and loan associations and investment advisors for distribution related and/or administrative services performed for the High-Yield Series. Cresvale also pays certain expenses in connection with the distribution of the High-Yield Series' shares, including the cost of preparing, printing and distributing advertising or promotional materials. The High-Yield Series bears the cost of registering its shares under federal and state securities law.

         The Fund and Cresvale have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Under the Distribution Agreement, Cresvale will use its best efforts in rendering services to the Fund.

         The Fund has adopted a plan of distribution pursuant to Rule 12b-1 under the 1940 Act (the "Plan") pursuant to which the High-Yield Series pays Cresvale compensation accrued daily and paid monthly at the annual rate of 1/2 of 1.0% of the High-Yield Series' average daily net assets. The Plan was adopted by a majority vote of the Board of Trustees, including all of the Independent Trustees (none of whom had or have any direct or indirect financial interest in the operation of the Plan), cast in person at a meeting called for the purpose of voting on the Plan on September 29, 1987 by the then sole shareholders of the High-Yield Series.

         Pursuant to the Plan, Cresvale provides the Fund, for review by the Trustees, and the Trustees review, at least quarterly, a written report of the amounts expended under the Plan and the purpose for which such expenditures were made.

         No interested person of the Fund nor any Trustee of the Fund who is not an interested person of the Fund, as defined in the 1940 Act, has any direct financial interest in the operation of the Plan except to the extent that Cresvale and certain of its employees may be deemed to have such an interest as a result of receiving a portion of the amounts expended thereunder by the Fund.

         The Plan has been approved and will continue in effect from year-to-year thereafter, provided such continuance is approved annually by vote of the Trustees in the manner described above. It may not be amended to increase materially the amount to be spent for the services described therein without approval of the shareholders of the Fund, and material amendments of the Plan must also be approved by the Trustees in the manner described above. The Plan may be terminated at any time, without payment of any penalty, by vote of the majority of the Trustees who are not interested persons of the Fund, and with no direct or indirect financial interest in the operations of the Plan, or by a vote of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act). The Plan will automatically terminate in the event of its assignment (as defined in the 1940 Act). So long as the Plan is in effect, the election and nomination of the Independent Trustees shall be committed to the discretion of the Independent Trustees. In the Trustees' quarterly review of the Plan, they will consider its continued appropriateness and the level of compensation provided therein.


         During the year ended December 31, 1998, the Fund paid $(_______) for expenses incurred pursuant to the Plan, which amount was spent in the distribution of the Fund's shares, including expenses for: advertising -- $(______); printing and mailing of Prospectuses to other than current shareholders -- $(______); and sales, and shareholder servicing support services and other distribution services, -- $(______). Of the amount paid by the Fund during last year, $(_______) was paid to (______________) for expenses incurred and services rendered by it pursuant to the Plan.

                             PORTFOLIO TRANSACTIONS


         All orders for the purchase or sale of portfolio securities are placed on behalf of the U.S. Government Series by the Manager pursuant to authority contained in the Management Agreement (subject to the right of the Trustees to reverse any such transaction). The Manager is and may in the future also be responsible for the placement of transaction orders for the other series of the Fund and for other investment companies for which the Manager acts as investment advisor. Securities purchased and sold on behalf of the U.S. Government Series will be traded in the over-the-counter market on a net basis (i.e. without commission) through dealers acting for their own account and not as brokers or otherwise involve transactions directly with the issuer of the instrument. In selecting dealers, the Manager will consider various relevant factors, including, but not limited to, the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the execution efficiency, settlement capability, and financial condition of the dealer; the dealer's execution services rendered on a continuing basis; and the reasonableness of any dealer spreads and commissions (if any).

         Dealers may be selected who provide brokerage and/or research services to the Fund or U.S. Government Series and/or other investment companies over which the Manager exercises investment discretion. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing or selling securities; the availability of securities or the purchasers or sellers of securities; furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). The Manager maintains a listing of dealers who provide such services on a regular basis. However, because it is anticipated that many transactions on behalf of the U.S. Government Series, other series of the Fund and other funds over which the Manager exercises investment discretion are placed with dealers (including dealers on the list) without regard to the furnishing of such services, it is not possible to estimate the proportion of such transactions directed to such dealers solely because such services were provided.

         The receipt of research from dealers may be useful to the Manager in rendering investment management services to the U.S. Government Series and/or other series of the Fund and other funds over which the Manager exercises investment discretion, and conversely, such information provided by brokers or dealers who have executed transaction orders on behalf of such other clients of the Manager may be useful to it in carrying out its obligations to the U.S. Government Series. The receipt of such research has not reduced the Manager's normal independent research activities; however, it enables the Manager to avoid the additional expenses which might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

         Dealers who execute portfolio transactions on behalf of the U.S. Government Series may receive spreads or commissions which are in excess of the amount of spreads or commissions which other brokers or dealers would have charged for effecting such transactions. In order to cause the U.S. Government Series to pay such higher spreads or commissions, the Manager must determine in good faith that such spreads or commissions are reasonable in relation to the value of the brokerage and/or research services provided by such executing broker or dealers viewed in terms of a particular transaction or the Manager's overall responsibilities to the U.S. Government Series, the Fund or the Manager's other clients. In reaching this determination, the Manager will not attempt to place a specific dollar value on the brokerage and/or research services provided or to determine what portion of the compensation should be related to those services.

         The Manager is authorized to place portfolio transactions with dealer firms that have provided assistance in the distribution of shares of the U.S. Government Series or shares of other series of the Fund or other funds for which the Manager acts as investment advisor if it reasonably believes that the quality of the transaction and the amount of the spread are comparable to what they would be with other qualified dealers.

         During the last three fiscal years from 1996-98, the Fund paid $_______, $________, and $_________, respectively, in brokerage commissions.

         The Funds' Trustees and brokerage allocation committee (comprised solely of non-interested Trustees) periodically review the Manager's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the U.S. Government Series and the Fund and review the dealer spreads paid by the U.S. Government Series and the Fund over representative periods of time to determine if they are reasonable in relation to the benefits to the Fund and its portfolios.

                                      TAXES


         The   following   is  only  a  summary   of  certain   additional   tax
considerations generally affecting the U.S. Government Series and its shareholders that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the U.S. Government Series or its shareholders, and the discussions here and in the Prospectus are not intended as substitutes for careful tax planning.

Qualification as a Regulated Investment Company

         The U.S. Government Series has elected to be taxed as a regulated investment company for federal income tax purposes under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). As a regulated investment company, the U.S. Government Series is not subject to federal income tax on the portion of its net investment income (i.e., taxable interest, dividends and other taxable ordinary income, net of expenses) and capital gain net income (i.e., the excess of capital gains over capital losses) that it distributes to shareholders, provided that it distributes at least 90% of its investment company taxable income (i.e., net investment income and the excess of net short-term capital gain over net long-term capital loss) for the taxable year (the "Distribution Requirement"), and satisfies certain other requirements of the Code that are described below. Distributions by the U.S. Government Series made during the taxable year or, under specified circumstances, within twelve months after the close of the taxable year, will be considered distributions of income and gains of the taxable year and will therefore count toward satisfaction of the Distribution Requirement.

         If the Fund has a net capital loss (i.e., the excess of capital losses over capital gains) for any year, the amount thereof may be carried forward up to eight years and treated as a short-term capital loss which can be used to offset capital gains in such years. As of December 31, 1997, the Fund has capital loss carryforwards of $15,791,100 expiring through December 31, 2005. Under Code Section 382, if the Fund has an "ownership change," the Fund's use of its capital loss carryforwards in any year following the ownership change will be limited to an amount equal to the net asset value of the Fund immediately prior to the ownership change multiplied by the highest adjusted long-term tax-exempt rate (which is published monthly by the Internal Revenue Service (the "IRS")) in effect for any month in the 3-calendar-month period ending with the calendar month in which the ownership change occurs (the rate for April 1998 is 5.04%). The Fund will use its best efforts to avoid having an ownership change. However, because of circumstances which may be beyond the control of the Fund, there can be no assurance that the Fund will not have, or has not already had, an ownership change. If the Fund has or has had an ownership change, any capital gain net income for any year following the ownership change in excess of the annual limitation on the capital loss carryforwards will have to be distributed by the Fund and will be taxable to shareholders as described under "Fund Distributions" below.

         In addition to satisfying the Distribution Requirement, a regulated investment company must derive at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies (to the extent such currency gains are directly related to the regulated investment company's principal business of investing in stock or securities) and other income

(including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies (the "Income Requirement").

         In general, gain or loss recognized by the U.S. Government Series on the disposition of an asset will be a capital gain or loss. However, gain recognized on the disposition of a debt obligation purchased by the U.S. Government Series at a market discount (generally, at a price less than its principal amount) will be treated as ordinary income to the extent of the portion of the market discount which accrued during the period of time the U.S. Government Series held the debt obligation.

         In general, for purposes of determining whether capital gain or loss recognized by the U.S. Government Series on the disposition of an asset is long-term or short-term, the holding period of the asset may be affected if (1) the asset is used to close a "short sale" (which includes for certain purposes the acquisition of a put option) or is substantially identical to another asset so used, (2) the asset is otherwise held by the U.S. Government Series as part of a "straddle" (which term generally excludes a situation where the asset is stock and the U.S. Government Series grants a qualified covered call option (which, among other things, must not be deep-in-the-money) with respect thereto) or (3) the asset is stock and the U.S. Government Series grants an in-the-money qualified covered call option with respect thereto. In addition, the U.S. Government Series may be required to defer the recognition of a loss on the disposition of an asset held as part of a straddle to the extent of any unrecognized gain on the offsetting position.

         Any gain recognized by the U.S. Government Series on the lapse of, or any gain or loss recognized by the U.S. Government Series from a closing transaction with respect to, an option written by the U.S. Government Series will be treated as a short-term capital gain or loss.

         Certain transactions that may be engaged in by the U.S. Government Series (such as regulated futures contracts and options on futures contracts) will be subject to special tax treatment as "Section 1256 contracts." Section 1256 contracts are treated as if they are sold for their fair market value on the last business day of the taxable year, even though a taxpayer's obligations (or rights) under such contracts have not terminated (by delivery, exercise, entering into a closing transaction or otherwise) as of such date. Any gain or loss recognized as a consequence of the year-end deemed disposition of Section 1256 contracts is taken into account for the taxable year together with any other gain or loss that was previously recognized upon the termination of
Section 1256 contracts during that taxable year. Any capital gain or loss for the taxable year with respect to Section 1256 contracts (including any capital gain or loss arising as a consequence of the year-end deemed sale of such contracts) is generally treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. The U.S. Government Series, however, may elect not to have this special tax treatment apply to Section 1256 contracts that are part of a "mixed straddle" with other investments of the U.S. Government Series that are not Section 1256 contracts.

         Treasury Regulations permit a regulated investment company, in determining its investment company taxable income and net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) for any taxable year, to elect (unless it made a taxable year election for excise tax purposes as discussed below) to treat all or any part of any net capital loss, any net long-term capital loss or any net foreign currency loss incurred after October 31 as if it had been incurred in the succeeding year.

         In addition to satisfying the requirements described above, the U.S. Government Series must satisfy an asset diversification test in order to qualify as a regulated investment company. Under this test, at the close of each quarter of the U.S. Government Series' taxable year, at least 50% of the value of the U.S. Government Series' assets must consist of cash and cash items, U.S. Government securities, securities of other regulated investment companies, and securities of other issuers (as to each of which the U.S. Government Series has not invested more than 5% of the value of the U.S. Government Series' total assets in securities of such issuer and does not hold more than 10% of the outstanding voting securities of such issuer), and no more than 25% of the value of its total assets may be invested in the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies), or in two or more issuers which the U.S. Government Series controls and which are engaged in the same or similar trades or businesses. Generally, an option (call or put) with respect to a security is treated as issued by the issuer of the security, not the issuer of the option. However, with regard to forward currency contracts, there does not appear to be any formal or informal authority which identifies the issuer of such instrument. For purposes of asset diversification testing, obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government such as the Federal Agricultural Mortgage Corporation, the Farm Credit System Financial Assistance Corporation, a Federal Home Loan Bank, the Federal Home Loan

Mortgage Corporation, the Federal National Mortgage Association, the Government National Mortgage Corporation, and the Student Loan Marketing Association are treated as U.S. Government securities.

         If for any taxable year the U.S. Government Series does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable to the shareholders as ordinary dividends to the extent of the U.S. Government Series' current and accumulated earnings and profits. Such distributions generally will be eligible for the dividends-received deduction in the case of corporate shareholders.

Excise Tax on Regulated Investment Companies

         A 4% non-deductible excise tax is imposed on a regulated investment company that fails to distribute in each calendar year an amount equal to 98% of ordinary taxable income for the calendar year and 98% of capital gain net income for the one-year period ended on October 31 of such calendar year (or, at the election of a regulated investment company having a taxable year ending November 30 or December 31, for its taxable year (a "taxable year election")). The balance of such income must be distributed during the next calendar year. For the foregoing purposes, a regulated investment company is treated as having distributed any amount on which it is subject to income tax for any taxable year ending in such calendar year.

         For purposes of the excise tax, a regulated  investment  company shall:
(1) reduce its capital gain net income (but not below its net capital gain) by the amount of any net ordinary loss for the calendar year; and (2) exclude foreign currency gains and losses incurred after October 31 of any year (or after the end of its taxable year if it has made a taxable year election) in determining the amount of ordinary taxable income for the current calendar year (and, instead, include such gains and losses in determining ordinary taxable income for the succeeding calendar year).

         The U.S. Government Series intends to make sufficient distributions or deemed distributions of its ordinary taxable income and capital gain net income prior to the end of each calendar year to avoid liability for the excise tax. However, investors should note that the U.S. Government Series may in certain circumstances be required to liquidate portfolio investments to make sufficient distributions to avoid excise tax liability.

U.S. Government Series Distributions

         The U.S. Government Series anticipates distributing substantially all of its investment company taxable income for each taxable year. Such distributions will be taxable to shareholders as ordinary income and treated as dividends for federal income tax purposes, but they will not qualify for the 70% dividends-received deduction for corporate shareholders.

         The U.S. Government Series may either retain or distribute to shareholders its net capital gain for each taxable year. The U.S. Government Series currently intends to distribute any such amounts. Net capital gain that is distributed and designated as a capital gain dividend will be taxable to shareholders as long-term capital gain, regardless of the length of time the shareholder has held his shares or whether such gain was recognized by the U.S. Government Series prior to the date on which the shareholder acquired his shares.

         Distributions by the U.S. Government Series that do not constitute ordinary income dividends or capital gain dividends will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in his shares; any excess will be treated as gain realized from a sale of the shares, as discussed below.

         Distributions by the U.S. Government Series will be treated in the manner described above regardless of whether such distributions are paid in cash or reinvested in additional shares of the U.S. Government Series (or of another fund). Shareholders receiving a distribution in the form of additional shares will be treated as receiving a distribution in an amount equal to the fair market value of the shares received, determined as of the reinvestment date. In addition, if the net asset value at the time a shareholder purchases shares of the U.S. Government Series reflects realized but undistributed income or gain, or unrealized appreciation in the value of the assets held by the U.S. Government Series, distributions of such amounts will be taxable to the shareholder in the manner described above, although such distributions economically constitute a return of capital to the shareholder.

         Ordinarily, shareholders are required to take distributions by the U.S. Government Series into account in the year in which they are made. However, dividends declared in

October, November or December of any year and payable to shareholders of record on a specified date in such a month will be deemed to have been received by the shareholders (and made by the U.S. Government Series) on December 31 of such calendar year provided such dividends are actually paid in January of the following year. Shareholders will be advised annually as to the U.S. federal income tax consequences of distributions made (or deemed made) to them during the year.

         The U.S. Government Series will be required in certain cases to withhold and remit to the U.S. Treasury 31% of ordinary income dividends and capital gain dividends, and the proceeds of redemption of shares, paid to any shareholder (1) who has failed to provide a correct taxpayer identification number, (2) who is subject to backup withholding for failure properly to report the receipt of interest or dividend income, or (3) who has failed to certify to the U.S. Government Series that it is not subject to backup withholding or that it is an "exempt recipient" (such as a corporation).

Sale or Redemption of Shares

         A shareholder will recognize gain or loss on the sale or redemption of shares of the U.S. Government Series in an amount equal to the difference between the proceeds of the sale or redemption and the shareholder's adjusted tax basis in the shares. All or a portion of any loss so recognized may be disallowed if the shareholder purchases other shares of the U.S. Government Series within 30 days before or after the sale or redemption. In general, any gain or loss arising from (or treated as arising from) the sale or redemption of shares of the U.S.

Government Series will be considered capital gain or loss and will be long-term capital gain or loss if the shares were held for longer than one year. Long-term capital gain recognized by an individual shareholder will be taxed at the lowest rates applicable to capital gains if the holder has held such shares for more than 18 months at the time of the sale. However, any capital loss arising from the sale or redemption of shares held for six months or less will be treated as a long-term capital loss to the extent of the amount of capital gain dividends received on such shares. For this purpose, the special holding period rules of Code Section 246(c)(3) and (4) generally will apply in determining the holding period of shares. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income.

Foreign Shareholders

         Taxation of a shareholder who, as to the United States, is a nonresident alien individual, foreign trust or estate, foreign corporation, or foreign partnership ("foreign shareholder"), depends on whether the income from the U.S. Government Series is "effectively connected" with a U.S. trade or business carried on by such shareholder.

         If the income from the U.S. Government Series is not effectively connected with a U.S. trade or business carried on by a foreign shareholder, ordinary income dividends paid to the shareholder will be subject to U.S. withholding tax at the rate of 30% (or lower applicable treaty rate) on the gross amount of the dividend. Such a foreign shareholder would generally be exempt from U.S. federal income tax on gains realized on the sale or redemption of shares of the U.S. Government Series, capital gain dividends and amounts retained by the U.S. Government Series that are designated as undistributed capital gains.

         If the income from the U.S. Government Series is effectively connected with a U.S. trade or business carried on by a foreign shareholder, then ordinary income and capital gain dividends received in respect of, and any gains realized upon the sale of, shares of the U.S. Government Series will be subject to U.S. federal income tax at the rates applicable to U.S. taxpayers.

         In the case of a noncorporate foreign shareholder, the U.S. Government Series may be required to withhold U.S. federal income tax at a rate of 31% on distributions that are otherwise exempt from withholding (or subject to withholding at a reduced treaty rate), unless the shareholder furnishes the U.S. Government Series with proper notification of its foreign status.

         The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Foreign shareholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the U.S. Government Series, including the applicability of foreign taxes.

Effect of Future Legislation; Local Tax Considerations


         The foregoing general discussion of U.S. federal income tax consequences is based on the Code and Treasury Regulations issued thereunder as in effect on the date of this Statement of Additional Information. Future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect.

         Rules of state and local taxation of ordinary income dividends and capital gain dividends from regulated investment companies may differ from the rules for U.S. federal income taxation described above. Shareholders are urged to consult their tax advisers as to the consequences of these and other state and local tax rules affecting investment in the U.S. Government Series.


                              DESCRIPTION OF SHARES

         The Fund's Declaration of Trust permits its Board of Trustees to authorize the issuance of an unlimited number of full and fractional shares of beneficial interest (without par value), which may be divided into such separate series as the Trustees may establish. The Fund currently has three series of shares: the Fundamental U.S. Government Series, the Tax-Free Money Market Series and the High-Yield Municipal Bond Series. The Trustees may establish additional series of shares, and may divide or combine the shares of a series into a greater or lesser number of shares without thereby changing the proportionate beneficial interests of each series. Each share of a series represents an equal proportionate interest in the series with each other share of such series. The shares of any additional series would participate equally in the earnings, dividends and assets of the particular series, and would be entitled to vote separately to approve investment advisory agreements or changes in investment restrictions, but shareholders of all series would vote together in the election and selection of Trustees and accountants. Upon liquidation of the Fund, the shareholders of each series are entitled to share pro rata in the net assets available for distribution to shareholders of such series.

         Shareholders are entitled to one vote for each share held and may vote in the election of Trustees and on other matters submitted to meetings of shareholders. Although Trustees are not elected annually by the shareholders, shareholders have under certain circumstances the right to remove one or more Trustees. No material amendment may be made to the Fund's Declaration of Trust without the affirmative vote of a majority of its shares. Shares have no preemptive or conversion rights. Shares are fully paid and non-assessable, except as set forth below. See "Certain Liabilities."


                               CERTAIN LIABILITIES

         As a Massachusetts business trust, the Fund's operations are governed by its Declaration of Trust dated March 19, 1987, a copy of which is on file with the office of the Secretary of The Commonwealth of Massachusetts. Theoretically, shareholders of a Massachusetts business trust may, under certain circumstances, be held personally liable for the obligations of the trust. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Fund or any series of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or its Trustees. Moreover, the Declaration of Trust provides for the indemnification out of Fund property of any shareholders held personally liable for any obligations of the Fund or any series of the Fund. The Declaration of Trust also provides that the Fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss beyond his or her investment because of shareholder liability would be limited to circumstances in which the Fund itself will be unable to meet its obligations. In light of the nature of the Fund's business, the possibility of the Fund's liabilities exceeding its assets, and therefore a shareholder's risk of personal liability, is extremely remote.

         The Declaration of Trust further provides that the Fund shall indemnify each of its Trustees and officers against liabilities and expenses reasonably incurred by them, in connection with, or arising out of, any action, suit or proceeding, threatened against or otherwise involving such Trustee or officer, directly or indirectly, by reason of being or having been a Trustee or officer of the Fund. The Declaration of Trust does not authorize the Fund to indemnify any Trustee or officer against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of such person's duties.

                               PURCHASE OF SHARES






                                PRICING OF SHARES

         The net asset value per share of the U.S. Government Series is determined as of the close of trading on the New York Stock Exchange (currently 4:00 P.M., New York time) on each day that both the New York Stock Exchange and the Fund's custodian bank are open for business. The net asset value per share of the U.S. Government Series is also determined on any other day in which the level of trading in its portfolio securities is sufficiently high that the current net asset value per share might be materially affected by changes in the value of its portfolio securities. On any day in which no purchase orders for the shares of the U.S. Government Series become effective and no shares are tendered for redemption, the net asset value per share is not determined.


                             PERFORMANCE INFORMATION

         For purposes of quoting and comparing the performance of the U.S. Government Series to that of other mutual funds and to stock or other relevant indices in advertisements or in reports to shareholders, performance will be stated both in terms of total return and in terms of yield. The total return basis combines principal and dividend income changes for the periods shown. Principal changes are based on the difference between the beginning and closing net asset values for the period and assume reinvestment of dividends and distributions paid by the U.S. Government Series. Dividends and distributions are comprised of net investment income and net realized capital gains. Under the rules of the Securities and Exchange Commission, funds advertising performance must include total return quotes calculated according to the following formula:


               P(1 + T)n = ERV

         Where P = a hypothetical initial payment of $1,000
               T = average annual total return
               n = number of years (1, 5 or 10)

                   ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods or at the end of the 1, 5 or 10 year periods (or fractional portion thereof)

         Under the foregoing formula the time periods used in advertising will be based on rolling calendar quarters, updated to the last day of the most recent quarter prior to submission of the advertising for publication, and will cover one, five, and ten year periods or a shorter period dating from the effectiveness of the U.S. Government Series' registration statement. In calculating the ending redeemable value, the pro rata share of the account opening fee is deducted from the initial $1,000 investment and all dividends and distributions by the U.S. Government Series are assumed to have been reinvested at net asset value as described in the prospectus on the reinvestment dates during the period. Total return, or "T" in the formula above, is computed by finding the average annual compounded rates of return over the 1, 5 and 10 year periods (or fractional portion thereof) that would equate the initial amount invested to the ending redeemable value.

         The U.S. Government Series' aggregate annualized total rate of return, reflecting the initial investment and reinvestment of all dividends and distributions, for the period from March 2, 1992 (commencement of public offering of shares) to December 31, 1998, was ______%.

         The U.S. Government Series may also from time to time include in such advertising a total return figure that is not calculated according to the formula set forth above in order to compare more accurately the U.S. Government Series' performance with other measures of investment return. For example, in comparing the U.S. Government Series's total return with data published by Lipper Analytical Services, Inc. or similar independent services or financial publications, the U.S. Government Series calculates its aggregate total return for the specified periods of time by assuming the reinvestment of each dividend or other distribution at net asset value on the reinvestment date. Percentage increases are determined by subtracting the initial net asset value of the investment from the ending net asset value and by dividing the remainder by the beginning net asset value. The U.S. Government Series does not, for these purporses, deduct the pro rata share of the account opening fee from the initial value invested. The U.S. Government Series will, however, disclose the pro rata share of the account opening fee and will disclose that the performance data does not reflect such non-recurringcharge and that inclusion of such charge would reduce the performance quoted. Such alternative total return information will be given no greater prominence in such advertising than the information prescribed under the Securities and Exchange Commission's rules.

         In addition to the total return quotations discussed above, the U.S. Government Series may advertise its yield based on a 30-day (or one month) period ended on the date of the most recent balance sheet included in the U.S. Government Series' Post-Effective Amendment to its Registration Statement, computed by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the period, according to the following formula:

                           Yield = 2[( a-b +1)6-1]
                                     cd

         Where:   a  =  dividends and interest earned during the period.
                  b  =  expenses accrued for the period (net of reimbursements).
                  c  =  the average  daily  number of shares  outstanding
                        during the period that were entitled to receive dividends.

                  d  =  the maximum offering price per share on the last
                        day of the period.

         Under this formula, interest earned on debt obligations for purposes of "a" above, is calculated by (1) computing the yield to maturity of each obligation held by the U.S. Government Series based on the market value of the obligation (including actual accrued interest) at the close of business on the last day of each month, or, with respect to obligations purchased during the month, the purchase price (plus actual accrued interest), (2) dividing that figure by 360 and multiplying the quotient by the market value of the obligation (including actual accrued interest as referred to above) to determine the interest income on the obligation for each day of the subsequent month that the obligation is in the U.S. Government Series' portfolio (assuming a month of 30 days) and (3) computing the total of the interest earned on all debt obligations and all dividends accrued on all equity securities during the 30-day or one month period. In computing dividends accrued, dividend income is recognized by accruing 1/360 of the stated dividend rate of a security each day that the security is in the U.S. Government Series' portfolio. For purposes of "b" above, Rule 12b-1 expenses are included among the expenses accrued for the period. Any amounts representing sales charges will not be included among these expenses; however, the U.S. Government Series will disclose the pro rata share of the account opening fee. Undeclared earned income, computed in accordance with generally accepted accounting principles, may be subtracted from the maximum offering price calculation required pursuant to "d" above.

         Any quotation of performance stated in terms of yield will be given no greater prominence than the information prescribed under the Securities and Exchange Commission's rules. In addition, all advertisements containing performance data of any kind will include a legend disclosing that such performance data represents past performance and that the investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

         The U.S. Government Series' yield as of December 31, 1998, based on a 30-day period, was _______%.


                              FINANCIAL STATEMENTS

         Audited financial statements of the Fund for the year ended December 31, 1998 [WILL BE ATTACHED] hereto.

                          FUNDAMENTAL FIXED INCOME FUND

                        HIGH-YIELD MUNICIPAL BOND SERIES



          THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED MAY 1, 1999
                                       AND
               SUPPLEMENTS THE FUND'S PROSPECTUS OF THE SAME DATE.


This Statement of Additional Information provides certain detailed information concerning the High-Yield Municipal Bond Series (the "High-Yield Series") of the Fundamental Fixed Income Fund (the "Fund").

This Statement of Additional Information is not a Prospectus and should be read in conjunction with the Fund's current Prospectus, a copy of which may be obtained by writing to The Fund at (________________), or by calling (800) (_________). Shareholder inquiries may also be placed through this number.

                                TABLE OF CONTENTS


                                                                            Page



FUND HISTORY ...............................................................

INVESTMENT OBJECTIVE AND POLICIES ..........................................

INVESTMENT LIMITATIONS .....................................................

MANAGEMENT OF THE FUND .....................................................

OWNERSHIP OF SECURITIES ....................................................

INVESTMENT MANAGEMENT AND OTHER SERVICES ...................................

DISTRIBUTION PLAN ..........................................................

PORTFOLIO TRANSACTIONS......................................................

TAXES.......................................................................

DESCRIPTION OF SHARES.......................................................

CERTAIN LIABILITIES.........................................................

PURCHASE OF SHARES .........................................................

PRICING OF SHARES ..........................................................

CALCULATION OF YIELD........................................................

FINANCIAL STATEMENTS........................................................

APPENDIX.................................................................... A-1

                                  FUND HISTORY

         The Fundamental-Fixed Income Fund (the "Fund") was reorganized as a Massachusetts business trust on March 19, 1987. The Company has three series:
Tax-Free Money Market Series, Fundamental U.S. Government Strategic Income Fund, and High-Yield Municipal Bond Series (the "High-Yield Series"). This Statement of Additional Information pertains to the High-Yield Series, which is an open-end, non-diversified management investment company.


                 INVESTMENT OBJECTIVE, POLICIES AND RESTRICTIONS


         The Prospectus of the High-Yield Series dated April 30, 1999 (the "Prospectus") identifies the investment objective and the principal investment policies of the High-Yield Series. Other investment policies and a further description of certain of the policies described in the Prospectus are set forth below.

         "When-Issued" Securities. As described in the Prospectus under "INVESTMENT OBJECTIVE AND POLICIES," the High-Yield Series may purchase new issues of tax-exempt securities on a "when-issued" basis. In order to invest the High-Yield Series' assets immediately, while awaiting delivery of securities purchased on a

"when-issued" basis, short-term obligations that offer same day settlement and earnings will normally be purchased. Although short-term investments will normally be in tax-exempt securities, short-term taxable securities may be purchased if suitable short-term tax-exempt securities are not available. When a commitment to purchase a security on a "when-issued" basis is made, procedures are established consistent with the General Statement of Policy of the Securities and Exchange Commission concerning such purchases. Because that policy currently recommends that an amount of the assets of the High-Yield Series equal to the amount of the purchase be held aside or segregated to be used to pay for the commitment, cash or high-quality debt securities sufficient to cover any commitments are always expected to be available. Nonetheless, such purchases may involve more risk than other types of purchases, as described in the Prospectus.

         Futures Contracts. The High-Yield Series may enter into contracts for the future acquisition or delivery of fixed-income securities ("Futures Contracts"). This investment technique is designed only to hedge against anticipated future changes in interest rates which otherwise might either adversely affect the value of the High-Yield Series' securities or adversely affect the prices of long-term bonds which the High-Yield Series intends to purchase at a later date (although the High-Yield Series may engage in transactions in futures contracts for income purposes if Commodity Futures Trading Commission regulations on this issue change). If interest rates move in an unexpected manner, the High-Yield Series will not achieve the anticipated benefits of Futures Contracts or may realize a loss.

         Options. The High-Yield Series intends to both purchase and write options on securities and Futures Contracts, within the limits described in the Prospectus. The market for options on tax-exempt securities is a new and developing one, and consequently the High-Yield Series faces the risk that such options acquired by it may not be readily marketable. As the market for options on tax-exempt securities expands, the High- Yield Series expects that its activities with respect to options will expand also (subject to any applicable investment restrictions).

         Portfolio Management. The High-Yield Series intends to fully manage its portfolio by buying and selling securities, as well as holding securities to maturity. In managing its portfolio, the High-Yield Series seeks to take advantage of market developments and yield disparities, which may include use of the following strategies:

         (1) shortening the average maturity of its portfolio in anticipation of a rise in interest rates so as to minimize depreciation of principal;

         (2) lengthening the average maturity of its portfolio in anticipation of a decline in interest rates so as to maximize tax-exempt yield;

         (3) selling one type of debt security (e.g., revenue bonds) and buying another (e.g., general obligation bonds) when disparities arise in the relative values of each; and

         (4) changing from one debt security to an essentially similar debt security when their respective yields appear distorted due to market factors.

         The High-Yield Series engages in portfolio trading if it believes a transaction, net of costs (including custodian charges), will help in achieving its investment objective.

         Portfolio Turnover. Pursuit by the High-Yield Series of its investment objective may lead to frequent changes in the securities held in its portfolio, which is known as "portfolio turnover." Portfolio turnover may involve payments by the High-Yield Series of broker commissions, dealer spreads and other transaction costs relating to the purchase and the sale of securities. Portfolio turnover rate for a given fiscal year is calculated by dividing the lesser of the amount of the purchases or the amount of the sales of portfolio securities during the year by the monthly average of the value of the portfolio securities during the year. Securities with maturities or expiration dates of one year or less at the time of acquisition by the High-Yield Series are excluded from this calculation. A high portfolio turnover rate increases transactions costs of the High-Yield Series and increases the likelihood of the distribution of taxable capital gains to investors. For the fiscal years ended December 31, 1997 and 1996, the High-Yield Series' portfolio turnover rates were approximately 134% and 139%, respectively.

         Temporary Defensive Investments. The High-Yield Series may, from time to time, take temporary defensive positions that are inconsistent with its prinicpal investment strategies. Such investments are made only under conditions that, in the opinion of the investment adviser of the High-Yield Series, make such investments advisable. For example, the High-Yield Series may invest in taxable obligations pending investment in municipal bonds of the proceeds from the sale of its shares or investments, or to ensure the liquidity needed to satisfy redemptions of shares and the day-to-day operating expenses of the High-Yield Series. The High-Yield Series invests in only those taxable obligations that are (1) rated A or higher by S&P or Moody's or unrated but judged by its investment adviser to be of at least comparable quality; (2) obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities; or (3) obligations of banks (including certificates of deposit, bankers' acceptances, and repurchase agreements) with at least $1,000,000,000 of assets. No more than 50% of the assets of the High-Yield Series may be invested in taxable obligations at any one time, and the High-Yield Series anticipates that on a 12-month average, taxable obligations will constitute less than 10% of the value of its total investments.

Investment Restrictions

         The High-Yield Series has adopted the following policies as "fundamental policies", which cannot be changed without the approval of the holders of a majority of the shares of the High-Yield Series (which, as used in this Statement of Additional Information, means the lesser of (i) more than 50% of the outstanding shares, or (ii) 67% or more of the shares present at a meeting at which holders of more than 50% of the outstanding shares are represented in person or by proxy). The High-Yield Series may not:

         (1) issue senior securities;

         (2) borrow money in an amount not exceeding 33 1/3% of the value of its total assets and subject to a 300% asset coverage requirement, or pledge mortgage or hypothecate any of its assets, except to secure such permitted borrowings;

         (3) underwrite securities issued by other persons, except insofar as the High-Yield Series may technically be deemed an underwriter under the Securities Act of 1933 in selling a portfolio security;

         (4) purchase or sell real estate (including limited partnership interests but excluding Municipal Bonds secured by real estate or interests therein) or interests in oil, gas or mineral leases;

         (5) make loans to others except (i) through the use of repurchase agreements, provided that not more than 10% of its total assets are invested at any one time in repurchase agreements of more than one week in length or in other restricted or illiquid securities, (ii) through the lending of its portfolio securities in accordance with the limitations set forth in the Prospectus under "INVESTMENT OBJECTIVE AND POLICIES - Lending of Portfolio Securities" and (iii) that the purchase of debt securities in accordance with its investment policies shall not constitute loans for purposes of this restriction;

         (6) purchase or retain the securities of any issuer, if, to the High-Yield Series' knowledge, those individual officers, directors or trustees of the Fund, or of the investment advisor of the High-Yield Series, who own beneficially own more than 1/2 of 1% of the outstanding securities of such issuer, together own beneficially more than 5% of the outstanding securities of such issuer;

         (7) purchase securities, if, as a result of such purchase, 25% or more of its total assets would be invested in non-governmental industrial revenue bonds, the payment of the principal and interest on which are the responsibility of issuers in the same industry, provided that it may invest more than 25% of its total assets in industrial revenue bonds;

         (8) make short sales of securities or purchase any securities or evidences of interests therein on margin, except that the High-Yield Series may obtain such short-term credit as may be necessary for the clearance of purchases and sales of securities and except that the High-Yield Series may make deposits on margin in connection with interest rate futures contracts;

         (9) purchase or sell commodities or commodities contracts except financial futures and related options as described in the High-Yield Series' Prospectus; or

         (10) invest in securities which are restricted as to disposition under federal securities laws or for which there is no readily available market (i.e., market makers do not exist or will not entertain bids or offers).

         The above restrictions, along with the fundamental policies identified in the Prospectus under "INVESTMENT OBJECTIVE AND POLICIES - Miscellaneous," constitute all of the fundamental policies of the High-Yield Series.

         For the purposes of the High-Yield Series' investment restrictions, the issuer of a tax-exempt security is deemed to be the entity (public or private) ultimately responsible for the payment of the principal and interest on the security.

         Operating Policies. The High-Yield Series has adopted the following operating policies which are not fundamental and which may be changed without shareholder approval. The High-Yield Series may enter into repurchase agreements (a purchase of and a simultaneous commitment to resell a security at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and only if collateralized by U.S. Government securities. If the vendor of a repurchase agreement fails to pay the sum agreed to on the agreed upon delivery date, the High-Yield Series would have the right to sell the

U.S. Government securities, but might incur a loss in so doing and in certain cases may not be permitted to sell the U.S. Government securities. As noted in paragraph (5) on page 5, the High-Yield Series may not invest more than 10% of its assets in repurchase agreements maturing in more than seven days. In addition, in order to comply with certain state statutes, the High-Yield Series will not pledge, mortgage or hypothecate its portfolio securities if at the time the value of the securities so pledged, mortgaged or hypothecated would exceed 10% of the value of the High-Yield Series. For purposes of this restriction, collateral arrangements with respect to the writing of stock options, financial futures, options on financial futures and collateral arrangements with respect to margin requirements are not deemed to be a pledge of assets, and for purposes of the restriction in paragraph (1) above, neither such arrangements nor the purchase or sale of futures or purchase of related options are deemed to be the issuance of a senior security.

         Percentage Restrictions. If a percentage restriction on investment or utilization of assets set forth above is adhered to at the time an investment is made or assets are so utilized, a later change in percentage resulting from changes in the value of the portfolio securities of the High-Yield Series will not be considered a violation of such policy.

Temporary Defensive Investments

         The Fund may invest in the following temporary defensive investments:

U.S. Government Obligations. U.S. Government Obligations are obligations issued or guaranteed by the U.S. Government, its agencies, and instrumentalities. Obligations of certain agencies and instrumentalities of the U.S. Government are supported by the full faith and credit of the U.S. Treasury; others are supported by the right of the issuer to borrow from the U.S. Treasury; others are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; and still others are supported only by the credit of the agency or instrumentality. No assurance can be given that the U.S. Government will provide financial support to U.S. Government-sponsored agencies or instrumentalities if it is not obligated to do so by law.

Short-Term Obligations. These include high quality, short-term obligations such as domestic and foreign commercial paper (including variable-amount master demand notes), bankers' acceptances, certificates of deposit and demand and time deposits of domestic and foreign branches of U.S. banks and foreign banks, and repurchase agreements.

[Portfolio Turnover]

                             MANAGEMENT OF THE FUND

Trustees and Officers

         The business of the Company is managed under the direction of the Board of Trustees. Specifically, the Board of Trustees is responsible for oversight of the Fund by reviewing and approving necessary agreements with the Fund's service providers, and mandating policies for the Fund's operations.

         Trustees and officers of the Fund, together with information as to their principal business occupations during the last five years, are shown below. Each director who is considered to be an "interested person" of the Fund, as defined in the 1940 Act, is indicated by as asterisk (*). The Board Members listed below were elected by the Fund's shareholders at a Special Meeting held on March __, 1999.

================================================================================
                                 Position(s) Held    Principal Occupation(s)
Name, Address, and Age           with Fund           During Past Five Years
--------------------------------------------------------------------------------
William J. Armstrong             Director            Vice President and
[Address]                                            Treasurer, Ingersoll-Rand
                                                     Company (5/86 - Present);
Age:  56                                             Trustee, Chase Vista
                                                     Funds.

--------------------------------------------------------------------------------
L. Greg Ferrone                  Director            Senior Manager, ARC
83 Ronald Court                                      Partners (10/97 -
Ramsey, New Jersey 07446                             Present); Consultant,
Age:  47                                             IntraNet, Inc. (4/90 -
                                                     10/97); Sales & Marketing
                                                     Director, RAV
                                                     Communications (4/85 -
                                                     4/90); Vice
                                                     President/Regional
                                                     Manager, National
                                                     Westminster Bank USA (3/78
                                                     - 4/85).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Stephen C. Leslie*               President           Chairman and CEO,
67 Wall Street                                       Cornerstone Equity
New York, New York 10005                             Advisors, Inc. (6/97 -
Age:  45                                             Present); Partner, Wall
                                                     Street Capital Group (3/97
                                                     - 6/97); Partner, Wall
                                                     Street Investment Corp.
                                                     (11/95 - 3/97); Partner,
                                                     Tucker Anthony Securities
                                                     (8/95 - 10/95); Senior
                                                     Vice President, Pryor
                                                     McClendon Counts & Co.
                                                     (5/94 - 8/95); Senior Vice
                                                     President, Siebert Capital
                                                     Markets (6/93 - 5/94).
--------------------------------------------------------------------------------
G. John Fulvio*                  Treasurer/Chief     Treasurer, Cornerstone
67 Wall Street                   Financial Officer   Equity Advisors, Inc.
New York, New York 10005                             (4/97 - Present); Partner,
Age:                                                 Speer & Fulvio (3/87 -
                                                     4/97).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Leroy E. Rodman                  Director            Counsel, Morrison, Cohen,
[Address]                                            Singer & Weinstein, LLP
                                                     (1996 - Present); Senior
Age:  85                                             Partner, Teitelbaum,
                                                     Hiller, Rodman, Paden &
                                                     Hibsher, P.C. (1990 -
                                                     1996).
--------------------------------------------------------------------------------
Dr. Yvonne Scruggs-Leftwich      Director            Executive Director and
[Address]                                            Chief Operating Officer,
                                                     Black Leadership Forum,
Age: 65                                              Inc.; Director, Joint
                                                     Center For Political and
                                                     Economic Studies (1991 -
                                                     Present).
================================================================================

         Mr. Leslie is the chief portfolio manager and Mr. Fulvio the Treasurer of the Fund's adviser, Cornerstone Equity Advisors, Inc. All of the Trustees of the Fund are also Trustees of The California Muni Fund and Fundamental Fixed-Income Fund.

         For services and attendance at board meetings and meetings of committees which are common to the Fund, Fundamental Fixed-Income Fund and The California Muni Fund (other affiliated mutual funds for which the Fund's investment manager acts as the investment adviser), each Director of the Fund who is not affiliated with the Fund's investment manager is compensated at the rate of $6,500 per quarter prorated among the three funds based on their respective net assets at the end of each quarter. Each such Director is also reimbursed by the three funds, on the same basis, for actual out-of-pocket expenses relating to his attendance at meetings. Some Trustees received additional compensation at a rate of $125 per hour for services related to servicing on the Portfolio Review Committee. As of the date of this Statement of Additional Information, Trustees and officers of the Fund as a group owned beneficially less than 1% of the Fund's outstanding shares.


                               COMPENSATION TABLE

                     (for each current Board Member for the
                      most recently completed fiscal year)


==============================================================================================================
                                                   Pension or                                      Total
                                                   Retirement                                   Compensation
                             Aggregate          Benefits Accrued       Estimated Annual        From Fund and
Name of Person*,           Compensation          as Part of Fund         Benefits Upon          Fund Complex
Position                     From Fund              Expenses              Retirement          Paid to Trustees
--------------------------------------------------------------------------------------------------------------
L. Greg Ferrone,              $12,401                  N/A                    N/A                 $19,500
Director
==============================================================================================================

* Mr. Ferrone is the only current Board Member who served in that capacity during the fiscal year ended 1998.

                             OWNERSHIP OF SECURITIES

         As of __________ except as set forth below, no person owned beneficially or of record more than 5% of the outstanding shares of the Fund. As of that date, the officers and Board Members of the Fund beneficially owned less than 1% of the shares of the Fund.


                    INVESTMENT MANAGEMENT AND OTHER SERVICES

Advisory Services

         The Fund is currently managed by Cornerstone Equity Advisors, Inc. ("Cornerstone" or the "Manager"). Cornerstone's Chairman and Chief Executive Officer is Mr. Stephen C. Leslie, who is also President of the Fund. Mr. Leslie is one of two individuals who may be considered a "control person" of Cornerstone. Cornerstone's Treasurer, Mr. G. John Fulvio, is the Treasurer and Chief Financial Officer of the Fund. Mr. Fulvio is not considered a "control person" of Cornerstone.

         Cornerstone receives an advisory fee equal to the following percentages of the Fund's average daily net asset value:

                Average Daily Net Asset Value                              Annual Fee Payable
                -----------------------------                              ------------------
Net asset value to $100,000,000                                                    .50%
Net asset value of $100,000,000 or more but less than $200,000,000                 .48%
Net asset value of $200,000,000 or more but less than $300,000,000                 .46%
Net asset value of $300,000,000 or more but less than $400,000,000                 .44%
Net asset value of $400,000,000 or more but less than $500,000,000                 .42%
Net asset value of $500,000,000 or more                                            .40%


         The fee levels noted above are identical to those received by the Fund's previous advisers, Tocqueville Asset Management, L.P. ("Tocqueville"), and Fundamental Portfolio Advisors, Inc. ("FPA").

         From September 29, 1998 to December 31, 1998 Cornerstone received an aggregate advisory fee of $____________. From June 1, 1998 to September 28, 1998 Tocqueville, as an interim adviser, received an aggregate advisory fee of $____________. From January 1, 1998 to May 30, 1998 FPA received an aggregate advisory fee of $____________. For the fiscal year ended December 31, 1997 FPA received an aggregate advisory fee of $____________. For the fiscal year ended December 31, 1996 FPA received an aggregate advisory fee of $787,962.

         [CREDITS FOR THE ADVISORY FEE STATED SEPARATELY]. The investment management agreement with FPA provided an expense limitation of 1.50% of the Fund's average daily net assets. The agreement with Cornerstone also contains such limitations, while the interim agreement with Tocqueville did not provide such limitations.

Administrator, Transfer Agent, and Accounting Agent

         Firstar Mutual Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53201-0701 currently acts as Administrator, Transfer Agent, and Accounting Agent of the Fund.

           [Description of Services and aggregate compensation for the administration services.]

Custodian and Independent Public Accountant

         Firstar Bank Milwaukee, N.A. (the "Bank"), 615 East Michigan Street, Milwaukee, WI 53201-0701, acts as Custodian of the Fund's cash and securities.

         ______________, acts as independent certified public accountants for the Fund, performing an annual audit of the Fund's financial statements and preparing its tax returns.

                                DISTRIBUTION PLAN


         The Fund has entered into a Distribution Agreement with Cresvale International (US) LLC ("Cresvale"). The Trustees who are not, and were not at the time they voted, interested persons of the Fund, as defined in the 1940 Act (the "Independent Trustees"), have approved the Distribution Agreement. The Distribution Agreement provides that Cresvale will bear the distribution expenses of the High-Yield Series not borne by the High-Yield Series. The Distribution Agreement was approved by action of the Trustees of the Fund on September 25, 1998. The Distribution Agreement will continue in effect from year-to-year if it is specifically approved, at least annually, in the manner required by the 1940 Act.

         Cresvale bears all expenses it incurs in providing services under the Distribution Agreement. Such expenses include compensation to it and to securities dealers and other financial institutions and organizations such as banks, trust companies, savings and loan associations and investment advisors for distribution related and/or administrative services performed for the High-Yield Series. Cresvale also pays certain expenses in connection with the distribution of the High-Yield Series' shares, including the cost of preparing, printing and distributing advertising or promotional materials. The High-Yield Series bears the cost of registering its shares under federal and state securities law.

         The Fund and Cresvale have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Under the Distribution Agreement, Cresvale will use its best efforts in rendering services to the Fund.

         The Fund has adopted a plan of distribution pursuant to Rule 12b-1 under the 1940 Act (the "Plan") pursuant to which the High-Yield Series pays Cresvale compensation accrued daily and paid monthly at the annual rate of 1/2 of 1.0% of the High-Yield Series' average daily net assets. The Plan was adopted by a majority vote of the Board of Trustees, including all of the Independent Trustees (none of whom had or have any direct or indirect financial interest in the operation of the Plan), cast in person at a meeting called for the purpose of voting on the Plan on September 29, 1987 by the then sole shareholders of the High-Yield Series.

         Pursuant to the Plan, Cresvale provides the Fund, for review by the Trustees, and the Trustees review, at least quarterly, a written report of the amounts expended under the Plan and the purpose for which such expenditures were made.

         No interested person of the Fund nor any Trustee of the Fund who is not an interested person of the Fund, as defined in the 1940 Act, has any direct financial interest in the operation of the Plan except to the extent that Cresvale and certain of its employees may be deemed to have such an interest as a result of receiving a portion of the amounts expended thereunder by the Fund.

         The Plan has been approved and will continue in effect from year-to-year thereafter, provided such continuance is approved annually by vote of the Trustees in the manner described above. It may not be amended to increase materially the amount to be spent for the services described therein without approval of the shareholders of the Fund, and material amendments of the Plan must also be approved by the Trustees in the manner described above. The Plan may be terminated at any time, without payment of any penalty, by vote of the majority of the Trustees who are not interested persons of the Fund, and with no direct or indirect financial interest in the operations of the Plan, or by a vote of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act). The Plan will automatically terminate in the event of its assignment (as defined in the 1940 Act). So long as the Plan is in effect, the election and nomination of the Independent Trustees shall be committed to the discretion of the Independent Trustees. In the Trustees' quarterly review of the Plan, they will consider its continued appropriateness and the level of compensation provided therein.


         During the year ended December 31, 1998, the Fund paid $(_______) for expenses incurred pursuant to the Plan, which amount was spent in the distribution of the Fund's shares, including expenses for: advertising -- $(______); printing and mailing of Prospectuses to other than current shareholders -- $(______); and sales, and shareholder servicing support services and other distribution services, -- $(______). Of the amount paid by the Fund during last year, $(_______) was paid to (______________) for expenses incurred and services rendered by it pursuant to the Plan.

                             PORTFOLIO TRANSACTIONS

         All orders for the purchase or sale of portfolio securities are placed on behalf of the High-Yield Series by the Manager pursuant to authority contained in the Management Agreement (subject to the right of the Trustees to reverse any such transaction). The Manager is and may in the future also be responsible for the placement of transaction orders for the other series of the Fund and for other investment companies for which the Manager acts as investment advisor. Securities purchased and sold on behalf of the High-Yield Series will be traded in the over-the-counter market on a net basis (i.e. without commission) through dealers acting for their own account and not as brokers or otherwise involve transactions directly with the issuer of the instrument. In selecting dealers, the Manager will consider various relevant factors, including, but not limited to, the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the execution efficiency, settlement capability, and financial condition of the dealer; the dealer's execution services rendered on a continuing basis; and the reasonableness of any dealer spreads and commissions (if any).

         Dealers may be selected who provide brokerage and/or research services to the Fund or High-Yield Series and/or other investment companies over which the Manager exercises investment discretion. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing or selling securities; the availability of securities or the purchasers or sellers of securities; furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). The Manager maintains a listing of dealers who provide such services on a regular basis. However, because it is anticipated that many transactions on behalf of the High-Yield Series, other series of the Fund and other funds over which the Manager exercises investment discretion are placed with dealers (including dealers on the list) without regard to the furnishing of such services, it is not possible to estimate the proportion of such transactions directed to such dealers solely because such services were provided.

         The receipt of research from dealers may be useful to the Manager in rendering investment management services to the High-Yield Series and/or other series of the Fund and other funds over which the Manager exercises investment discretion, and conversely, such information provided by brokers or dealers who have executed transaction orders on behalf of such other clients of the Manager may be useful to it in carrying out its obligations to the High-Yield Series. The receipt of such research has not reduced the Manager's normal independent research activities; however, it enables the Manager to avoid the additional expenses which might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

         Dealers who execute portfolio transactions on behalf of the High-Yield Series may receive spreads or commissions which are in excess of the amount of spreads or commissions which other brokers or dealers would have charged for effecting such transactions. In order to cause the High-Yield Series to pay such higher spreads or commissions, the Manager must determine in good faith that such spreads or commissions are reasonable in relation to the value of the brokerage and/or research services provided by such executing broker or dealers viewed in terms of a particular transaction or the Manager's overall responsibilities to the High-Yield Series, the Fund or the Manager's other clients. In reaching this determination, the Manager will not attempt to place a specific dollar value on the brokerage and/or research services provided or to determine what portion of the compensation should be related to those services.

         The Manager is authorized to place portfolio transactions with dealer firms that have provided assistance in the distribution of shares of the High-Yield Series or shares of other series of the Fund or other funds for which the Manager acts as investment advisor if it reasonably believes that the quality of the transaction and the amount of the spread are comparable to what they would be with other qualified dealers.

         During the years ended December 31, 1989, 1990, 1991, 1992, 1993, 1994,
1995, 1996 and 1997, the High-Yield Series did not pay any brokerage commissions.

         The Funds' Trustees and brokerage allocation committee (comprised solely of non-interested Trustees) periodically review the Manager's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the High-Yield Series and the Fund and review the dealer spreads paid by the High-Yield Series and the Fund over representative periods of time to determine if they are reasonable in relation to the benefits to the Fund and its portfolios.


                                      TAXES


         The following is only a summary of certain additional federal income tax considerations generally affecting the High-Yield Series and its shareholders that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the High-Yield Series or its shareholders, and the discussions here and in the Prospectus are not intended as substitutes for careful tax planning.

Qualification as a Regulated Investment Company

         The High-Yield Series has elected to be taxed as a regulated investment company for federal income tax purposes under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). As a regulated investment company, the High-Yield Series is not subject to federal income tax on the portion of its net investment income (i.e., taxable interest, dividends and other taxable ordinary income, net of expenses) and capital gain net income (i.e., the excess of capital gains over capital losses) that it distributes to shareholders, provided that it distributes at least 90% of its investment company taxable income (i.e., net investment income and the excess of net short-term capital gain over net long-term capital loss) and at least 90% of its tax-exempt income (net of expenses allocable thereto) for the taxable year (the "Distribution Requirement"), and satisfies certain other requirements of the Code that are described below. Distributions by the High-Yield Series made during the taxable year or, under specified circumstances, within twelve months after the close of the taxable year, will be considered distributions of income and gains of the taxable year and will therefore count toward satisfaction of the Distribution Requirement.

         If the High-Yield Series has a net capital loss (i.e., the excess of capital losses over capital gains) for any year, the amount thereof may be carried forward up to eight years and treated as a short-term capital loss which can be used to offset capital gains in such years. As of December 31, 1997, the High-Yield Series has capital loss carryforwards of approximately $160,500, which expire in varying amounts between December 31, 1998 and December 31, 2003. Under Code Section 382, if the High-Yield Series has an "ownership change," the High-Yield Series' use of its capital loss carryforwards in any year following the ownership change will be limited to an amount equal to the net asset value of the High-Yield Series immediately prior to the ownership change multiplied by the highest adjusted long-term tax-exempt rate (which is published monthly by the Internal Revenue Service (the "IRS")) in effect for any month in the 3-calendar-month period ending with the calendar month of change occurs (the rate for April 1998 is 5.04%). The High-Yield will use its best efforts to avoid having an ownership change. However, because of circumstances which may be beyond the control or knowledge of the High-Yield Series, there can be no assurance that the High-Yield Series will not have, or has not already had, an ownership change. If the High-Yield Series has or has had an ownership change, any capital gain net income for any year following the ownership change in excess of the annual limitation on the capital loss carryforwards will have to be distributed by the High-Yield Series and will be taxable to shareholders as described under "High-Yield Series Distributions" below.

         In addition to satisfying the Distribution Requirement, a regulated investment company must derive at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies (to the extent such currency gains are directly related to the regulated investment company's principal business of investing in stock or securities) and other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies (the "Income Requirement").

         In general, gain or loss recognized by the High-Yield Series on the disposition of an asset will be a capital gain or loss. However, gain recognized on the disposition of a debt obligation (including municipal obligations) purchased by the High-Yield Series at a market discount (generally, at a price less than its principal amount) will be treated as ordinary income to the extent of the portion of the market discount which accrued during the period of time the High-Yield Series held the debt obligation.

         In general, for purposes of determining whether capital gain or loss recognized by the High-Yield Series on the disposition of an asset is long-term or short-term, the holding period of the asset may be affected if (1) the asset is used to close a "short sale" (which includes for certain purposes the acquisition of a put option) or is substantially identical to another asset so used, or (2) the asset is otherwise held by the High-Yield Series as part of a "straddle" (which term generally excludes a situation where the asset is stock and the High-Yield Series grants a qualified covered call option (which, among other things, must not be deep-in-the-money) with respect thereto). In addition, the High-Yield Series may be required to defer the recognition of a loss on the disposition of an asset held as part of a straddle to the extent of any unrecognized gain on the offsetting position. Any gain recognized by the High-Yield Series on the lapse of, or any gain or loss recognized by the High-Yield Series from a closing transaction with respect to, an option written by the High-Yield Series will be treated as a short-term capital gain or loss.

         Further, the Code also treats as ordinary income a portion of the capital gain attributable to a transaction where substantially all of the return realized is attributable to the time value of the High-Yield Series' net investment in the transaction and: (1) the transaction consists of the acquisition of property by the High-Yield Series and a contemporaneous contract to sell substantially identical property in the future; (2) the transaction is a straddle within the meaning of section 1092 of the Code; (3) the transaction is one that was marketed or sold to the High-Yield Series on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain; or (4) the transaction is described as a conversion transaction in the Treasury Regulations. The amount of the gain recharacterized generally will not exceed the amount of the interest that would have accrued on the net investment for the relevant period at a yield equal to 120% of the federal long-term, mid-term, or short-term rate, depending upon the type of instrument at issue, reduced by an amount equal to: (1) prior inclusions of ordinary income items from the conversion transaction and (2) the capital interest on acquisition indebtedness under Code section 263(g). Built-in losses will be preserved where the High-Yield Series has a built-in loss with respect to property that becomes a part of a conversion transaction. No authority exists that indicates that the converted character of the income will not be passed through to the High-Yield Series' shareholders.

         Certain transactions that may be engaged in by the High-Yield Series (such as regulated futures contracts, certain foreign currency contracts, and options on stock indexes and futures contracts) will be subject to special tax treatment as "Section 1256 contracts." Section 1256 contracts are treated as if they are sold for their fair market value on the last business day of the taxable year, even though a taxpayer's obligations (or rights) under such contracts have not terminated (by delivery, exercise, entering into a closing transaction or otherwise) as of such date. Any gain or loss recognized as a consequence of the year-end deemed disposition of Section 1256 contracts is taken into account for the taxable year together with any other gain or loss that was previously recognized upon the termination of Section 1256 contracts during that taxable year. Any capital gain or loss for the taxable year with respect to Section 1256 contracts (including any capital gain or loss arising as a consequence of the year-end deemed sale of such contracts) is generally treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. The High-Yield Series, however, may elect not to have this special tax treatment apply to Section 1256 contracts that are part of a "mixed straddle" with other investments of the High-Yield Series that are not Section 1256 contracts.

         Treasury Regulations permit a regulated investment company, in determining its investment company taxable income and net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) for any taxable year, to elect (unless it has made a taxable year election for excise tax purposes as discussed below) to treat all or any part of any net capital loss, any net long-term capital loss or any net foreign currency loss incurred after October 31 as if it had been incurred in the succeeding year.

         In addition to satisfying the requirements described above, the High-Yield Series must satisfy an asset diversification test in order to qualify as a regulated investment company. Under this test, at the close of each quarter of the High-Yield Series' taxable year, at least 50% of the value of the High-Yield Series' assets must consist of cash and cash items, U.S. Government securities, securities of other regulated investment companies, and securities of other issuers (as to which the High-Yield Series has not invested more than 5% of the value of the High-Yield Series' total assets in securities of such issuer and as to which the High-Yield Series does not hold more than 10% of the outstanding voting securities of such issuer), and no more than 25% of the value of its total assets may be invested in the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies), or in two or more issuers which the High-Yield Series controls and which are engaged in the same or similar trades or businesses. Generally, an option (call or put) with respect to a security is treated as issued by the issuer of the security, not the issuer of the option.

         If for any taxable year the High-Yield Series does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable to the shareholders as ordinary dividends to the extent of the High-Yield Series' current and accumulated earnings and profits. Such distributions generally will be eligible for the dividends-received deduction in the case of corporate shareholders.

Excise Tax on Regulated Investment Companies

         A 4% non-deductible excise tax is imposed on a regulated investment company that fails to distribute in each calendar year an amount equal to 98% of ordinary taxable income for the calendar year and 98% of capital gain net income for the one-year period ended on October 31 of such calendar year (or, at the election of a regulated investment company having a taxable year ending November 30 or December 31, for its taxable year (a "taxable year election")). (Tax-exempt interest on municipal obligations is not subject to the excise tax.) The balance of such income must be distributed during the next calendar year. For the foregoing purposes, a regulated investment company is treated as having distributed any amount on which it is subject to income tax for any taxable year ending in such calendar year.

         For purposes of the excise tax, a regulated investment company shall:
(1) reduce its capital gain net income (but not below its net capital gain) by the amount of any net ordinary loss for the calendar year; and (2) exclude foreign currency gains and losses incurred after October 31 of any year (or after the end of its taxable year if it has made a taxable year election) in determining the amount of ordinary taxable income for the current calendar year (and, instead, include such gains and losses in determining ordinary taxable income for the succeeding calendar year).

         The High-Yield Series intends to make sufficient distributions or deemed distributions of its ordinary taxable income and capital gain net income prior to the end of each calendar year to avoid liability for the excise tax. However, investors should note that the High-Yield Series may in certain circumstances be required to liquidate portfolio investments to make sufficient distributions to avoid excise tax liability.


High-Yield Series Distributions

         The High-Yield Series anticipates distributing substantially all of its investment company taxable income for each taxable year. Such distributions will be taxable to shareholders as ordinary income and treated as dividends for federal income tax purposes, but they will not qualify for the 70% dividends-received deduction for corporate shareholders.

         The High-Yield Series may either retain or distribute to shareholders its net capital gain for each taxable year. The High-Yield Series currently intends to distribute any such amounts. Net capital gain that is distributed and designated as a capital gain dividend will be taxable to shareholders as long-term capital gain, regardless of the length of time the shareholder has held his shares or whether such gain was recognized by the High-Yield Series prior to the date on which the shareholder acquired his shares.

         The High-Yield Series intends to qualify to pay exempt- interest dividends by satisfying the requirement that at the close of each quarter of the High-Yield Series' taxable year at least 50% of the High-Yield Series' total assets consists of tax-exempt municipal obligations. Distributions from the High-Yield Series will constitute exempt-interest dividends to the extent of the High-Yield Series' tax-exempt interest income (net of expenses and amortized bond premium). Exempt-interest dividends distributed to shareholders of the High-Yield Series are excluded from gross income for federal income tax purposes. However, shareholders required to file federal income tax returns will be required to report the receipt of exempt-interest dividends on their returns. Moreover, while exempt-interest dividends are excluded from gross income for federal income tax purposes, they may be subject to alternative minimum tax ("AMT") in certain circumstances and may have other collateral tax consequences as discussed below. Distributions by the High-Yield Series of any investment company taxable income or of any net capital gain will be taxable to shareholders as discussed above.

         AMT is imposed in addition to, but only to the extent it exceeds, the regular tax and is computed at a maximum marginal rate of 28% for noncorporate taxpayers and 20% for corporate taxpayers on the excess of the taxpayer's alternative minimum taxable income ("AMTI") over an exemption amount. Exempt-interest dividends derived from certain "private activity" municipal obligations issued after August 7, 1986, generally will constitute an item of tax preference includable in AMTI for both corporate and noncorporate taxpayers. In addition, exempt-interest dividends derived from all municipal obligations, regardless of the date of issue, must be included in adjusted current earnings, which are used in computing an additional corporate preference item (i.e., 75% of the excess of a corporate taxpayer's adjusted current earnings over its AMTI (determined without regard to this item and the AMT net operating loss deduction)) includable in AMTI.

         Exempt-interest dividends must be taken into account in computing the portion, if any, of social security or railroad retirement benefits that must be included in an individual shareholder's gross income and subject to federal income tax. Further, a shareholder of the High-Yield Series is denied a deduction for interest on indebtedness incurred or continued to purchase or carry shares of the High-Yield Series. Moreover, a shareholder who is (or is related to) a "substantial user" of a facility financed by industrial development bonds held by the High-Yield Series will likely be subject to tax on dividends paid by the High-Yield Series which are derived from interest on such bonds. Receipt of exempt-interest dividends may result in other collateral federal income tax consequences to certain taxpayers, including financial institutions, property and casualty insurance companies and foreign corporations engaged in a trade or business in the United States. Prospective investors should consult their own tax advisers as to such consequences.

         Distributions by the High-Yield Series that do not constitute ordinary income dividends, exempt-interest dividends or capital gain dividends will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in his shares; any excess will be treated as gain realized from the sale of the shares, as discussed below.

         Distributions by the High-Yield Series will be treated in the manner described above regardless of whether such distributions are paid in cash or reinvested in additional shares of the High-Yield Series (or of another fund). Shareholders receiving a distribution in the form of additional shares will be treated as receiving a distribution in an amount equal to the fair market value of the shares received, determined as of the reinvestment date. In addition, if the net asset value at the time a shareholder purchases shares of the High-Yield Series reflects realized but undistributed income or gain, or unrealized appreciation in the value of assets held by the High-Yield Series, distributions of such amounts will be taxable to the shareholder in the manner described above, although such distributions economically constitute a return of capital to the shareholder.

         Ordinarily, shareholders are required to take distributions by the High-Yield Series into account in the year in which they are made. However, dividends declared in October, November or December of any year and payable to shareholders of record on a specified date in such a month will be deemed to have been received by the shareholders (and made by the High-Yield Series) on December 31 of such calendar year provided such dividends are actually paid in January of the following year. Shareholders will be advised annually as to the U.S. federal income tax consequences of distributions made (or deemed made) during the year.

         The High-Yield Series will be required in certain cases to withhold and remit to the U.S. Treasury 31% of ordinary income and capital gain dividends, and the proceeds of redemption of shares, paid to any shareholder (1) who has failed to provide a correct taxpayer identification number, (2) who is subject to backup withholding by the IRS for failure properly to report the receipt of interest or dividend income, or (3) who has failed to certify to the High-Yield Series that it is not subject to backup withholding or that it is an "exempt recipient" (such as a corporation).


Sale or Redemption of Shares

         A shareholder will recognize gain or loss on the sale or redemption of shares of the High-Yield Series in an amount equal to the difference between the proceeds of the sale or redemption and the shareholder's adjusted tax basis in the shares. All or a portion of any loss so recognized may be disallowed if the shareholder purchases other shares of the High-Yield Series within 30 days before or after the sale or redemption. In general, any gain or loss arising from (or treated as arising from) the sale or redemption of shares of the High-Yield Series will be considered capital gain or loss and will be long-term capital gain or loss if the shares were held for longer than one year. However, any capital loss arising from the sale or redemption of shares held for six months or less will be disallowed to the extent of the amount of exempt-interest dividends received on such shares and (to the extent not disallowed) will be treated as a long-term capital loss to the extent of the amount of capital gain dividends received on such shares. For this purpose, the special holding period rules of Code section 246(c)(3) and (4) generally will apply in determining the holding period of shares. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income.

Foreign Shareholders

         Taxation of a shareholder who, as to the United States, is a nonresident alien individual, foreign trust or estate, foreign corporation, or foreign partnership ("foreign shareholder"), depends on whether the income from the High-Yield Series is "effectively connected" with a U.S. trade or business carried on by such shareholder.

         If the income from the High-Yield Series is not effectively connected with a U.S. trade or business carried on by a foreign shareholder, ordinary income dividends paid to a the shareholder will be subject to U.S. withholding tax at the rate of 30% (or lower applicable treaty rate) on the gross amount of the dividend. Such a foreign shareholder would generally be exempt from U.S. federal income tax on gains realized on the sale or redemption of shares of the High-Yield Series, capital gain dividends and exempt-interest dividends and amounts retained by the High-Yield Series that are designated as undistributed capital gains.

         If the income from the High-Yield Series is effectively connected with a U.S. trade or business carried on by a foreign shareholder, then ordinary income and capital gain dividends received in respect of, and any gains realized upon the sale of, shares of the High-

Yield Series will be subject to U.S. federal income tax at the rates applicable to U.S. taxpayers.

         In the case of a foreign noncorporate shareholder, the High-Yield Series may be required to withhold U.S. federal income tax at a rate of 31% on distributions that are otherwise exempt from withholding (or subject to withholding at a reduced treaty rate), unless the shareholder furnishes the High-Yield Series with proper notification of its foreign status.

         The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Foreign shareholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the High-Yield Series, including the applicability of foreign taxes.


Effect of Future Legislation; Local Tax Considerations

         The foregoing general discussion of U.S. federal income tax consequences is based on the Code and Treasury Regulations issued thereunder as in effect on the date of this Statement of Additional Information. Future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, perhaps with retroactive effect.

         Rules of state and local taxation of ordinary income dividends, exempt-interest dividends and capital gain dividends from regulated investment companies may differ from the rules for U.S. federal income taxation described above. Shareholders are urged to consult their tax advisers as to the consequences of these and other state and local tax rules affecting investment in the High-Yield Series.


                              DESCRIPTION OF SHARES


         The Fund's Declaration of Trust permits its Board of Trustees to authorize the issuance of an unlimited number of full and fractional shares of beneficial interest (without par value), which may be divided into such separate series as the Trustees may establish. The Fund currently has three series of shares: the High-Yield Series, the Tax-Free Money Market Series and the Fundamental U.S. Government Strategic Income Fund Series. The Trustees may establish additional series of shares, and may divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interests in the Fund. Each share represents an equal proportionate interest in the Fund with each other share. The shares of any additional series would participate equally in the earnings, dividends and assets of the particular series, and would be entitled to vote separately to approve investment advisory agreements or changes in investment restrictions, but shareholders of all series would vote together in the election and selection of Trustees and accountants. Upon liquidation of the High-Yield Series, each series' shareholder is entitled to share pro rata in the net assets available for distribution to shareholders from such series.

         Shareholders are entitled to one vote for each share held and may vote in the election of Trustees and on other matters submitted to meetings of shareholders. Although Trustees are not elected annually by the shareholders, shareholders have under certain circumstances the right to remove one or more Trustees. No material amendment may be made to the Fund's Declaration of Trust without the affirmative vote of a majority of its shares. Shares have no preemptive or conversion rights. Shares are fully paid and non-assessable, except as set forth below. See "Certain Liabilities."


                               CERTAIN LIABILITIES

         As a Massachusetts business trust, the Fund's operations are governed by its Declaration of Trust dated March 19, 1987, a copy of which is on file with the office of The Secretary of the Commonwealth of Massachusetts. Theoretically, shareholders of a Massachusetts business trust may, under certain circumstances, be held personally liable for the obligations of the trust. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Fund or any series of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or its Trustees. Moreover, the Declaration of Trust provides for the indemnification out of Fund property of any shareholders held personally liable for any obligations of the Fund or any series of the Fund. The Declaration of Trust also provides that the Fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss beyond his or her investment because of shareholder liability would be limited to circumstances in which the Fund itself will be unable to meet its obligations. In light of the nature of the Fund's business, the possibility of the Fund's liabilities exceeding its assets, and therefore a shareholder's risk of personal liability, is extremely remote.

         The Declaration of Trust further provides that the Fund shall indemnify each of its Trustees and officers against liabilities and expenses reasonably incurred by them, in connection with, or arising out of, any action, suit or proceeding, threatened against or otherwise involving such Trustee or officer, directly or indirectly, by reason of being or having been a Trustee or officer of the Fund. The Declaration of Trust does not authorize the Fund to indemnify any Trustee or officer against any liability to which he or she would otherwise be subject by reason of or for willful misfeasance, bad faith, gross negligence or reckless disregard of such person's duties.

                        DETERMINATION OF NET ASSET VALUE


         The net asset value of shares of the High-Yield Series is determined as of the close of trading on the New York Stock Exchange (currently 4:00 P.M., New York time) on each day that both the New York Stock Exchange and the Fund's custodian bank are open for business. This determination is made once during each such day as of the close of the New York Stock Exchange by deducting the amount of the High-Yield Series' liabilities from the value of its assets and dividing the difference by the number of its shares outstanding. Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes both dealer-supplied valuations and electronic data processing techniques which take into account appropriate factors such as institution-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data, without exclusive reliance upon exchange or over-the-counter prices, because such valuations are believed to reflect more accurately the fair value of such securities. Use of the pricing service has been approved by the Board of Trustees. Short-term obligations are valued at amortized cost, which constitutes fair value as determined by the Board of Trustees. Portfolio securities for which there are no such valuations are valued at fair value as determined in good faith by or at the direction of the Board of Trustees.

                        CALCULATION OF YIELD AND AVERAGE
                               ANNUAL TOTAL RETURN

         The High-Yield Series' yield quotations and average annual total return quotations as they may appear in the Prospectus, this Statement of Additional Information or in advertising and sales material are calculated by standard methods prescribed by the Securities and Exchange Commission.

         The High-Yield Series' yield is computed by dividing the High-Yield Series' net investment income per share during a base period of 30 days, or one month, by the net asset value per share of the High-Yield Series on the last day of such base period in accordance with the following formula:

                            Yield = 2[( a-b +1)6 -1]
                                        cd

Where:  a  =   dividends and interest earned during the period

        b  =   expenses accrued for the period (net of  reimbursements)

        c  =   the average daily number of shares outstanding during the period that were entitled to receive dividends

        d  =   the maximum offering price per share on the last day of the period

For purposes of calculating interest earned on debt obligations as provided in item "a" above:

         (i) The yield to maturity of each obligation held by the High-Yield Series is computed based on the market value of the obligation (including actual accrued interest, if any) at the close of business on the last day of each month, or, with respect to obligations purchased during the month, the purchase price (plus actual accrued interest, if any).

         (ii) The yield to maturity of each obligation is then divided by 360 and the resulting quotient is multiplied by the market value of the obligation (including actual accrued interest, if any) to determine the interest income on the obligation for each day of the subsequent month that the obligation is in the portfolio. For these purposes it is assumed that each month has 30 days.

         (iii) Interest earned on all debt obligations during the 30-day or one month period is then totaled.

         (iv) The maturity of an obligation with a call provision(s) is the next call date on which the obligation reasonably may be expected to be called or, if none, the maturity date.

         (v) In the case of a tax-exempt obligation issued without original issue discount and having a current market discount, the coupon rate of interest of the obligation is used in lieu of yield to maturity to determine interest income earned on the obligation. In the case of a tax-exempt obligation with original issue discount where the discount based on the current market value of the obligation exceeds the then remaining portion of original issue discount (i.e. market discount), the yield to maturity used to determine interest income earned on the obligation is the imputed rate based on the original issue discount calculation. In the case of a tax-exempt obligation with original issue discount where the discount based on the current market value of the obligation is less than the then remaining portion of the original issue discount (market premium), the yield to maturity used to determine interest income earned on the obligation is based on the market value of the obligation.

         With respect to the treatment of discount and premium on mortgage or other receivables-backed obligations which are expected to be subject to monthly payments of principal and interest ("pay downs"), the High-Yield Series accounts for gain or loss attributable to actual monthly pay downs as an increase or decrease to interest income during the period. In addition, the High-Yield Series may elect (i) to amortize the discount or premium on a remaining security, based on the cost of the security, to the weighted average maturity date, if such information is available, or to the remaining term of the security, if the weighted average maturity date is not available, or (ii) not to amortize the discount or premium on a remaining security.

         For purposes of computing yield, dividend income is recognized by accruing 1/360 of the stated dividend rate of each obligation in the High-Yield Series' portfolio each day that the obligation is in the portfolio. The High-Yield Series does not use equalization accounting in the calculation of yield. Expenses accrued during any base period, if any, pursuant to the Distribution Plan are included among the expenses accrued during the base period. Any reimbursement accrued pursuant to the Distribution Plan during a base period, if any, will reduce expenses accrued pursuant to such Plan, but only to the extent the reimbursement does not exceed the accrued expenses for the base period.

         The High-Yield Series' yield for the one-month period ended December 31, 1997 determined in accordance with the above formula is 3.99%.

         Average annual total return quotations are computed by finding the average annual compounded rates of return that would cause a hypothetical investment made on the first day of a designated period (assuming all dividends and distributions are reinvested) to equal the ending redeemable value of such hypothetical investment on the last day of the designated period in accordance with the following formula:

                                 P(1 + T)n = ERV

Where:  P    = a hypothetical initial payment of $1000

        T    = average annual total return

        n    = number of years

        ERV = ending redeemable value of a hypothetical $1000 payment made at the end of a designated period (or fractional portion thereof)

         For purposes of the above computation, it is assumed that all dividends and distributions made by the High-Yield Series are reinvested at net asset value during the designated period. The average annual total return quotation is determined to the nearest 1/100 of 1%. The average annual total return for the High-Yield Series for the year ended December 31, 1998 was ____%. The average annual total return for the High Yield Series for the 5 year period ended December 31, 1998 was ____%. The average annual total return was ___% for the ten year period ended December 31, 1998.

         In determining the average annual total return (calculated as provided above), recurring fees, if any, that are charged to all shareholder accounts are taken into consideration. For any account fees that vary with the size of the account, the account fee used for purposes of the above computation is assumed to be the fee that would be charged to the High-Yield Series' mean account size.

         The High-Yield Series may also from time-to-time advertise its taxable equivalent yield. The High-Yield Series' taxable equivalent yield is determined by dividing that portion of the High-Yield Series' yield (calculated as described above) that is tax-exempt by one minus the stated marginal federal income tax rate and adding the product to that portion, if any,of the yield of the High-Yield Series that is not tax-exempt. The taxable equivalent yield of the High-Yield Series for the one-month period ended December 31, 1998 was ____% for a taxpayer whose income was subject to the then highest marginal federal income tax rate of ____%.

         The High-Yield Series' yield and average annual total return will vary from time-to-time depending on market conditions, the composition of the High-Yield Series' portfolio and operating expenses of the High-Yield Series. These factors and possible differences in the methods used in calculating yields and returns should be considered when comparing performance information regarding the High-Yield Series' to information published for other investment companies and other investment vehicles. Yields and return quotations should also be considered relative to changes in the value of the High-Yield Series' shares and the risk associated with the High-Yield Series' investment objective and policies. At any time in the future, yields and return quotations may be higher or lower than past yields or return quotations and there can be no assurance that any historical yield or return quotation will continue in the future. In addition, the yield and average annual total return figures set forth above in this Statement of Additional Information should be evaluated in light of the limited operating history of the High-Yield Series.

                             PORTFOLIO TRANSACTIONS

         The Fund's management provides the Fund with investment advice and recommendations for the purchase and sale of portfolio securities. Newly issued securities are usually purchased from the issuer or an underwriter, at prices including underwriting fees; other purchases and sales are usually placed with those dealers from whom it appears that the best price or execution will be obtained. All orders for the purchase and sale of portfolio securities are placed by the Fund's management, subject to the general control of the Fund's Directors. The Fund's management may sell portfolio securities prior to their maturity if market conditions and other considerations indicate, in the opinion of the Fund's management, that such sale would be advisable. In addition, the Fund's management may engage in short-term trading when it believes it is consistent with the Fund's investment objective. Also, a security may be sold and another of comparable quality may be simultaneously purchased to take advantage of what the Fund's management believes to be a temporary disparity in the normal yield relationships of two securities. The Fund's management is generally responsible for the implementation, or supervision of the implementation, of investment decisions, including the allocation of principal business and portfolio brokerage, and the negotiation of commissions.

         It is the Fund's policy to seek execution of its purchases and sales at the most favorable prices through responsible broker-dealers and in agency transactions, at competitive commission rates. When considering broker-dealers, the Fund will take into account such factors as the price of the security, the size and difficulty of the order, the rate of commission, if any, the reliability, financial condition, integrity and general execution and operational capabilities of competing broker-dealers, and the brokerage and research services which they provide to the Fund's management.

         During the last three fiscal years from 1996-98, the Fund paid $_______, $________, and $_________, respectively, in brokerage commissions.

         The Board of Directors of the Fund is authorized to adopt a brokerage allocation policy pursuant to the Securities Exchange Act of 1934 which would permit the Fund to pay a broker-dealer which furnishes research services a higher commission than that which might be charged by another broker-dealer which does not furnish research services, or which furnishes research services deemed to be of a lesser value, provided that such commission is deemed reasonable in relation to the value of the brokerage and research services provided by the broker-dealer.

         Section 28(e)(3) of the Securities Exchange Act of 1934 defines "Brokerage and Research Services" as including, among other things, advice as to the value of securities, the advisability of investing in, purchasing or selling securities, the availability of securities or purchasers or sellers of securities, furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and performance of accounts, and offering securities transactions and performing functions incidental thereto (such as clearance and settlement).

         It is not the Fund's practice to allocate principal business or brokerage on the basis of sales of Fund shares which may be made through brokers or dealers, although broker-dealers effecting purchases of Fund shares for their customers may participate in principal transactions of brokerage allocation as described above.

                              FINANCIAL STATEMENTS

         Audited financial statements of the Fund for the year ended December 31, 1998 [WILL BE ATTACHED] hereto.

                                    APPENDIX

                         Description of Municipal Bonds

         Municipal Bonds include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities such as bridges, highways, housing, mass transportation, schools, streets and water and sewer works. Other public purposes for which Municipal Bonds may be issued include refunding outstanding obligations, obtaining funds for general operating expenses, and obtaining funds to loan to other public institutions. In addition, certain types of private activity bonds are issued by or on behalf of public authorities to obtain funds to provide privately operated housing facilities, airport, mass transit, port facilities, and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal. Such obligations are included within the term Municipal Bonds if the interest paid thereon qualifies as exempt from federal income tax. Other types of private activity bonds, the proceeds of which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute Municipal Bonds, although the current federal tax laws place substantial limitations on the volume of such issues.

         The two principal classifications of Municipal Bonds are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. The payment of such bonds may be dependent upon an appropriation by the issuer's legislative body. The characteristics and enforcement of general obligation bonds vary according to the law applicable to the particular issuer. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source. Private activity bonds which are Municipal Bonds are in most cases revenue bonds and do not generally constitute the pledge of the credit of the issuer of such bonds. There are, of course, variations in the security of Municipal Bonds, both within a particular classification and between classifications, depending on numerous factors.

         The yields on Municipal Bonds are dependent on a variety of factors, including general money market conditions, supply and demand and general conditions of the Municipal Bond market, size of a particular offering, the maturity of the obligation and rating of the issue. The ratings of Moody's Investors Service, Inc. and Standard & Poor's Corporation represent their opinions as to the quality of various Municipal Bonds. It should be emphasized, however, that ratings are not absolute standards of quality. Consequently, Municipal Bonds with the same maturity, coupon and rating may have different yields while Bonds of the same maturity and coupon with different ratings may have the same yield.

                          FUNDAMENTAL FIXED INCOME FUND

                          TAX-FREE MONEY MARKET SERIES




                     THIS STATEMENT IS DATED MAY 1, 1999 AND
               SUPPLEMENTS THE FUND'S PROSPECTUS OF THE SAME DATE.








         This Statement of Additional Information provides certain detailed information concerning the Fund. It is not a Prospectus and should be read in conjunction with the Fund's current Prospectus, a copy of which may be obtained by writing to The Fund at (________________), or by calling (800) (_________).
Shareholder inquiries may also be placed through this number.

                                TABLE OF CONTENTS


                                                                            Page



FUND HISTORY ...................................................................

INVESTMENT OBJECTIVE AND POLICIES ..............................................

INVESTMENT LIMITATIONS .........................................................

MANAGEMENT OF THE FUND .........................................................

OWNERSHIP OF SECURITIES ........................................................

INVESTMENT MANAGEMENT AND OTHER SERVICES .......................................

DISTRIBUTION PLAN ..............................................................

PORTFOLIO TRANSACTIONS..........................................................

TAXES...........................................................................

DESCRIPTION OF SHARES...........................................................

CERTAIN LIABILITIES.............................................................

PURCHASE OF SHARES .............................................................

PRICING OF SHARES ..............................................................

CALCULATION OF YIELD............................................................

FINANCIAL STATEMENTS............................................................

APPENDIX.....................................................................A-1

                                  FUND HISTORY

         The Fundamental-Fixed Income Fund (the "Fund") was organized as a Massachusetts business trust on March 19, 1987. The Company has three series:
High-Yield Municipal Bond Series, Fundamental U.S. Government Strategic Income Fund, and Tax-Free Money Market Series (the "Money Market Series"). This Statement of Additional Information pertains to the Money Market Series, which is an open-end, diversified management investment company.


                        INVESTMENT OBJECTIVE AND POLICIES

         The Prospectus of the Money Market Series dated April 30, 1999 (the "Prospectus") identifies the investment objective and the principal investment policies of the Money Market Series. Other investment policies and a further description of certain of the policies described in the Prospectus are set forth below.

         "When-Issued" Securities. As described in the Prospectus under "INVESTMENT OBJECTIVE AND POLICIES," the Money Market Series may purchase new issues of tax-exempt securities on a "when-issued" basis. In order to invest the Money Market Series' assets immediately, while awaiting delivery of securities purchased on a "when-issued" basis, short-term obligations that offer same day settlement and earnings will normally be purchased. Although short-term investments will normally be in tax-exempt securities, short-term taxable securities may be purchased if suitable short-term tax-exempt securities are not available. When a commitment to purchase a security on a "when-issued" basis is made, procedures are established consistent with the General Statement of Policy of the Securities and Exchange Commission concerning such purchases. Because that policy currently recommends that an amount of the assets of the Money Market Series equal to the amount of the purchase be held aside or segregated to be used to pay for the commitment, cash or high-quality debt securities sufficient to cover any commitments are always expected to be available. Nonetheless, such purchases may involve more risk than other types of purchases, as described in the Prospectus.

         Standby Commitments. The Money Market Series may acquire standby commitments with respect to Municipal Bonds held in its portfolio. A standby commitment is an agreement in which a dealer agrees to purchase, at the Money Market Series' option, specified Municipal Bonds at specified prices. The total amount paid by the Money Market Series for outstanding standby commitments it holds will not exceed 1/2 of 1% of the Money Market Series' total assets calculated immediately after each standby commitment is acquired. The acquisition of a standby commitment will not affect the valuation of the underlying security, which will continue to be valued in accordance with the amortized cost method. See "DETERMINATION OF NET ASSET VALUE" below. The actual standby commitment will be valued at zero in determining net asset value. The cost of the standby commitment will be reflected as an unrealized loss for the period during which the commitment is held by the Money

Market Series and will be reflected in realized gain or loss when the commitment is exercised or expires.

         Temporary Defensive Investments. The Money Market Series may, from time to time, take temporary defensive positions that are inconsistent with its prinicpal investment strategies. Such investments are made only under conditions that in the opinion of the investment adviser of the Money Market Series make such investments advisable. For example, the Money Market Series may invest in taxable obligations pending investment in municipal bonds of proceeds from the sale of its shares or investments or to ensure the liquidity needed to satisfy redemptions of shares and the day-to-day operating expenses of the Money Market Series. The Money Market Series invests in only those taxable obligations that are (1) rated AA or higher by S&P or Aa or higher by Moody's or unrated but judged by its investment adviser to be of at least comparable quality, (2) obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, or (3) obligations of banks (including certificates of deposit, bankers' acceptances, and repurchase agreements) with at least $1,000,000,000 of assets. No more than 50% of the assets of the Money Market Series may be invested in taxable obligations at any one time, and the Money Market Series anticipates that on a 12-month average, taxable obligations will constitute less than 10% of the value of its total investments.

         Portfolio Turnover. Pursuit by the Money Market Series of its investment objective may lead to frequent changes in the securities held in its portfolio, which is known as "portfolio turnover." Portfolio turnover may involve payments by the Money Market Series of broker commissions, dealer spreads and other transaction costs relating to the purchase and the sale of securities. Portfolio turnover rate for a given fiscal year is calculated by dividing the lesser of the amount of the purchases or the amount of the sales of portfolio securities during the year by the monthly average of the value of the portfolio securities during the year.


                             INVESTMENT LIMITATIONS

         The Money Market Series has adopted the following policies as "fundamental policies," which cannot be changed without the approval of the holders of a majority of the shares of the Money Market Series (which, as used in this Statement of Additional Information, means the lesser of (i) more than 50% of the outstanding shares, or (ii) 67% or more of the shares present at a meeting at which holders of more than 50% of the outstanding shares are represented in person or by proxy). The Money Market Series may not:

         1. purchase the securities of any issuer, if, as a result of such purchase, more than 25% of its total assets would be invested in non-governmental industrial revenue bonds, the payment of the principal and interest on which are the responsibility of issuers in the same industry, provided that it may invest more than 25% of its total assets in industrial revenue bonds, in banks or in U.S. government securities;

         2. borrow money, except to meet redemptions in amounts not exceeding 33 1/3% (taken at the lower of cost or current value) of its total assets (including the amount borrowed);

         3. commit more than 10% of its assets to illiquid securities, including repurchase agreements that mature in more than seven days;

         4. make short sales of securities;

         5. purchase securities on margin;

         6. write, purchase or otherwise invest in any put (except for standby commitments, as described in the Prospectus), call, straddle or spread option or buy or sell real estate, commodities or commodity futures contracts or invest in oil, gas or mineral exploration or development programs;

         7. make loans to any person, except by (a) the purchase of a debt obligation in which the Money Market Series is permitted to invest and (b) engaging in repurchase agreements;

         8. knowingly purchase any security that is subject to legal or contractual restrictions on resale or for which there is no readily available market;

         9. purchase the securities of other investment companies or investment trusts, except as they may be acquired as part of a merger, consolidation or acquisition of assets;

         10. purchase or retain the securities of any issuer if any officer or Trustee of the Fund or of the Fund's investment advisor is an officer or director of such issuer and owns beneficially more than 1/2 of 1% of the securities of such issuer and all of the officers and Trustees of the Fund and of the Fund's investment advisor together own more than 5% of the securities of such issuer;

         11. act as an underwriter, except as it may be deemed to be an underwriter in a sale of restricted securities;

         12. invest in companies for the purpose of exercising control or management; or

         13. issue senior securities.

         For the purposes of the Money Market Series' investment restrictions, the issuer of a tax-exempt security is deemed to be the entity (public or private) ultimately responsible for the payment of the principal and interest on the security.

         Operating Policies. The Money Market Series has adopted the following operating policy which is not fundamental and which may be changed without shareholder approval: To comply with certain state statutes, the Money Market Series will not pledge, mortgage or hypothecate its portfolio securities if at the time the value of the securities so pledged, mortgaged or hypothecated would exceed 10% of the value of the Money Market Series.

         Percentage Restrictions. If a percentage restriction on investment or utilization of assets set forth above is adhered to at the time an investment is made or assets are so utilized, a later change in percentage resulting from changes in the value of the portfolio securities of the Money Market Series will not be considered a violation of such policy.

The Money Market Series has adopted a number of investment restrictions and policies that may help to reduce risk:

          * The Money Market Series will not purchase a municipal bond if as a result more than 25% of the assets of the Money Market Series would be invested in the securities of a particular industry. This limitation does not apply to the investment of its assets in banks, U.S. Government securities, or federal agency obligations.

          * The Money Market Series will not borrow money except to meet redemptions, and then in amounts not exceeding 33.33% (taken at the lower of cost or current value) of its total assets (including the amount borrowed) or mortgage, pledge or hypothecate its assets except in connection with any such borrowing and in amounts not in excess of the dollar amounts borrowed.

          *    At no time will the Money Market  Series  commit more than 10% of
               its  assets  to   illiquid   securities,   including   repurchase
               agreements that mature in more than seven days.

         Borrowings are subject to the additional restriction that the value of the Money Market Series' assets, less its liabilities other than borrowings, must always be equal to or greater than 300% of all of its borrowings (including the proposed borrowing). If this 300% coverage requirement is not met, the Money Market Series must, within three days, reduce its debt to the extent necessary to meet such coverage requirement, and to do so, it may have to sell a portion of its investments at a time when such a sale would otherwise be inadvisable. Interest on money borrowed is an expense of the Money Market Series.

                             MANAGEMENT OF THE FUND

Trustees and Officers

         The business of the Company is managed under the direction of the Board of Trustees. Specifically, the Board of Trustees is responsible for oversight of the Fund by reviewing and approving necessary agreements with the Fund's service providers, and mandating policies for the Fund's operations.

         Trustees and officers of the Fund, together with information as to their principal business occupations during the last five years, are shown below. Each director who is considered to be an "interested person" of the Fund, as defined in the 1940 Act, is indicated by as asterisk (*). The Board Members listed below were elected by the Fund's shareholders at a Special Meeting held on March __, 1999.




===============================================================================================================
                                                                             Position(s) Held Principal
                                                                             Occupation(s) During Name,
                                                                             Address, and Age with Fund Past
                                                                             Five Years
---------------------------------------------------------------------------------------------------------------
William J. Armstrong                          Trustee                        Vice President and Treasurer,
[Address]                                                                    Ingersoll-Rand Company (5/86 -
                                                                             Present); Trustee, Chase  Vista
Age:  56                                                                     Funds.
---------------------------------------------------------------------------------------------------------------
L. Greg Ferrone                               Trustee                        Senior Manager, ARC Partners
83 Ronald Court                                                              (10/97 - Present); Consultant,
Ramsey, New Jersey 07446                                                     IntraNet, Inc. (4/90 - 10/97);
Age:  47                                                                     Sales & Marketing Director, RAV
                                                                             Communications (4/85 - 4/90);
                                                                             Vice President/Regional Manager,
                                                                             National Westminster Bank USA
                                                                             (3/78 - 4/85).
---------------------------------------------------------------------------------------------------------------
Stephen C. Leslie*                            President                      Chairman and CEO,
67 Wall Street                                                               Cornerstone Equity Advisors,
New York, New York 10005                                                     Inc. (6/97 - Present); Partner,
Age:  45                                                                     Wall Street Capital Group (3/97
                                                                             - 6/97); Partner, Wall Street
                                                                             Investment Corp. (11/95 -
                                                                             3/97); Partner, Tucker Anthony
                                                                             Securities (8/95 - 10/95); Senior
                                                                             Vice President, Pryor
                                                                             McClendon Counts & Co. (5/94
                                                                             - 8/95); Senior Vice President,
                                                                             Siebert Capital Markets (6/93 -
                                                                             5/94).
---------------------------------------------------------------------------------------------------------------
G. John Fulvio*                               Treasurer/Chief                Treasurer, Cornerstone Equity
67 Wall Street                                Financial Officer              Advisors, Inc. (4/97 - Present);
New York, New York 10005                                                     Partner, Speer & Fulvio (3/87 -
Age:                                                                         4/97).

---------------------------------------------------------------------------------------------------------------
Leroy E. Rodman                               Trustee                        Counsel, Morrison, Cohen,
[Address]                                                                    Singer & Weinstein, LLP
                                                                             (1996 - Present); Senior Partner,
Age:  85                                                                     Teitelbaum, Hiller, Rodman,
                                                                             Paden & Hibsher, P.C. (1990 -
                                                                             1996).

---------------------------------------------------------------------------------------------------------------
Dr. Yvonne Scruggs-Leftwich                   Trustee                        Executive Director and Chief
[Address]                                                                    Operating Officer, Black
                                                                             Leadership Forum, Inc.;
Age: 65                                                                      Director, Joint Center For
                                                                             Political and Economic Studies
                                                                             (1991 - Present).
===============================================================================================================

         Mr. Leslie is the chief portfolio manager and Mr. Fulvio the Treasurer of the Fund's adviser, Cornerstone Equity Advisors, Inc. All of the Trustees of the Fund are also Trustees of The California Muni Fund and Fundamental Fixed-Income Fund.

         For services and attendance at board meetings and meetings of committees which are common to the Fund, Fundamental Fixed-Income Fund and The California Muni Fund (other affiliated mutual funds for which the Fund's investment manager acts as the investment adviser), each Trustee of the Fund who is not affiliated with the Fund's investment manager is compensated at the rate of $6,500 per quarter prorated among the three funds based on their respective net assets at the end of each quarter. Each such Trustee is also reimbursed by the three funds, on the same basis, for actual out-of-pocket expenses relating to his attendance at meetings. Some Trustees received additional compensation at a rate of $125 per hour for services related to servicing on the Portfolio Review Committee. As of the date of this Statement of Additional Information, Trustees and officers of the Fund as a group owned beneficially less than 1% of the Fund's outstanding shares.


                               COMPENSATION TABLE

                     (for each current Board Member for the
                      most recently completed fiscal year)

================================================================================================================================
                                                          Pension or                                            Total
                                                          Retirement                                         Compensation
                                 Aggregate             Benefits Accrued          Estimated Annual           From Fund and
Name of Person*,               Compensation             as Part of Fund            Benefits Upon             Fund Complex
Position                         From Fund                 Expenses                 Retirement             Paid to Trustees
--------------------------------------------------------------------------------------------------------------------------------
L. Greg Ferrone,                  $12,401                     N/A                       N/A                    $19,500
Trustee
================================================================================================================================

* Mr. Ferrone is the only current Board Member who served in that capacity during the fiscal year ended 1998.

                             OWNERSHIP OF SECURITIES

         As of __________ except as set forth below, no person owned beneficially or of record more than 5% of the outstanding shares of the Fund. As of that date, the officers and Board Members of the Fund beneficially owned less than 1% of the shares of the Fund.


                    INVESTMENT MANAGEMENT AND OTHER SERVICES

Advisory Services

         The Fund is currently managed by Cornerstone Equity Advisors, Inc. ("Cornerstone" or the "Manager"). Cornerstone's Chairman and Chief Executive Officer is Mr. Stephen C. Leslie, who is also President of the Fund. Mr. Leslie is one of two individuals who may be considered a "control person" of Cornerstone. Cornerstone's Treasurer, Mr. G. John Fulvio, is the Treasurer and Chief Financial Officer of the Fund. Mr. Fulvio is not considered a "control person" of Cornerstone.

         Cornerstone receives an advisory fee equal to the following percentages of the Fund's average daily net asset value:

Average Daily Net Asset Value                                         Annual Fee Payable
-----------------------------                                         ------------------

Net asset value to $500,000,000                                             .75%
Net asset value of $500,000,000 or more but less than $1,000,000,000        .72%
Net asset value of $1,000,000,000 or more                                   .70%


         The fee levels noted above are identical to those received by the Fund's previous advisers, Tocqueville Asset Management, L.P. ("Tocqueville"), and Fundamental Portfolio Advisors, Inc. ("FPA").

         From September 29, 1998 to December 31, 1998 Cornerstone received an aggregate advisory fee of $____________. From June 1, 1998 to September 28, 1998 Tocqueville, as an interim adviser, received an aggregate advisory fee of $____________. From January 1, 1998 to May 30, 1998 FPA received an aggregate advisory fee of $____________. For the fiscal year ended December 31, 1997 FPA received an aggregate advisory fee of $____________. For the fiscal year ended December 31, 1996 FPA received an aggregate advisory fee of $787,962.

         [CREDITS FOR THE ADVISORY FEE STATED SEPARATELY]. The investment management agreement with FPA provided an expense limitation of 1.50% of the

Fund's average daily net assets. The agreement with Cornerstone also contains such limitations, while the interim agreement with Tocqueville did not provide such limitations.

Administrator, Transfer Agent, and Accounting Agent

         Firstar Mutual Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53201-0701 currently acts as Administrator, Transfer Agent, and Accounting Agent of the Fund.

         [Description   of  Services   and   aggregate   compensation   for  the
          administration services.]

Custodian and Independent Public Accountant

         Firstar Bank Milwaukee, N.A. (the "Bank"), 615 East Michigan Street, Milwaukee, WI 53201-0701, acts as Custodian of the Fund's cash and securities.

         ______________, acts as independent certified public accountants for the Fund, performing an annual audit of the Fund's financial statements and preparing its tax returns.


                                DISTRIBUTION PLAN

         The Fund has entered into a Distribution Agreement with Cresvale International (US) LLC ("Cresvale"). The Trustees who are not, and were not at the time they voted, interested persons of the Fund, as defined in the 1940 Act (the "Independent Trustees"), have approved the Distribution Agreement. The Distribution Agreement provides that Cresvale will bear the distribution expenses of the High-Yield Series not borne by the High-Yield Series. The Distribution Agreement was approved by action of the Trustees of the Fund on September 25, 1998. The Distribution Agreement will continue in effect from year-to-year if it is specifically approved, at least annually, in the manner required by the 1940 Act.

         Cresvale bears all expenses it incurs in providing services under the Distribution Agreement. Such expenses include compensation to it and to securities dealers and other financial institutions and organizations such as banks, trust companies, savings and loan associations and investment advisors for distribution related and/or administrative services performed for the High-Yield Series. Cresvale also pays certain expenses in connection with the distribution of the High-Yield Series' shares, including the cost of preparing, printing and distributing advertising or promotional materials. The High-Yield Series bears the cost of registering its shares under federal and state securities law.

         The Fund and Cresvale have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Under the Distribution Agreement, Cresvale will use its best efforts in rendering services to the Fund.

         The Fund has adopted a plan of distribution pursuant to Rule 12b-1 under the 1940 Act (the "Plan") pursuant to which the High-Yield Series pays Cresvale compensation accrued daily and paid monthly at the annual rate of 1/2 of 1.0% of the High-Yield Series' average daily net assets. The Plan was adopted by a majority vote of the Board of Trustees, including all of the Independent Trustees (none of whom had or have any direct or indirect financial interest in the operation of the Plan), cast in person at a meeting called for the purpose of voting on the Plan on September 29, 1987 by the then sole shareholders of the High-Yield Series.

         Pursuant to the Plan, Cresvale provides the Fund, for review by the Trustees, and the Trustees review, at least quarterly, a written report of the amounts expended under the Plan and the purpose for which such expenditures were made.

         No interested person of the Fund nor any Trustee of the Fund who is not an interested person of the Fund, as defined in the 1940 Act, has any direct financial interest in the operation of the Plan except to the extent that Cresvale and certain of its employees may be deemed to have such an interest as a result of receiving a portion of the amounts expended thereunder by the Fund.

         The Plan has been approved and will continue in effect from year-to-year thereafter, provided such continuance is approved annually by vote of the Trustees in the manner described above. It may not be amended to increase materially the amount to be spent for the services described therein without approval of the shareholders of the Fund, and material amendments of the Plan must also be approved by the Trustees in the manner described above. The Plan may be terminated at any time, without payment of any penalty, by vote of the majority of the Trustees who are not interested persons of the Fund, and with no direct or indirect financial interest in the operations of the Plan, or by a vote of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act). The Plan will automatically terminate in the event of its assignment (as defined in the 1940 Act). So long as the Plan is in effect, the election and nomination of the Independent Trustees shall be committed to the discretion of the Independent Trustees. In the Trustees' quarterly review of the Plan, they will consider its continued appropriateness and the level of compensation provided therein.

         During the year ended December 31, 1998, the Fund paid $(_______) for expenses incurred pursuant to the Plan, which amount was spent in the distribution of the Fund's shares, including expenses for: advertising -- $(______); printing and mailing of Prospectuses to other than current shareholders -- $(______); and sales, and shareholder servicing support services and other distribution services, -- $(______). Of the amount paid by the Fund during last year, $(_______) was paid to (______________) for expenses incurred and services rendered by it pursuant to the Plan.

                             PORTFOLIO TRANSACTIONS

         All orders for the purchase or sale of portfolio securities are placed on behalf of the Money Market Series by the Manager pursuant to authority contained in the Management Agreement (subject to the right of the Trustees to reverse any such transaction). The Manager is and may in the future also be responsible for the placement of transaction orders for the other series of the Fund and other funds for which the Manager acts as investment advisor. Securities purchased and sold on behalf of the Money Market Series will be traded on a net basis (i.e. without commission) through dealers acting for their own account and not as brokers or otherwise involve transactions directly with the issuer of the instrument. In selecting brokers or dealers, the Manager will consider various relevant factors, including, but not limited to, the size and type of the transaction; the nature and character of the markets for the
security  to  be  purchased  or  sold;  the  execution  efficiency,   settlement
capability, and financial condition of the dealer; the dealer's execution services rendered on a continuing basis; and the reasonableness of any dealer spreads.

         Dealers may be selected who provide brokerage and/or research services to the Fund or Money Market Series and/or other investment companies over which the Manager exercises investment discretion. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing or selling securities; the availability of securities or the purchasers or sellers of securities; furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). The Manager maintains a listing of dealers who provide such services on a regular basis. However, because it is anticipated that many transactions on behalf of the Money Market Series, other series of the Fund and other funds over which the Manager exercises investment discretion are placed with dealers (including dealers on the list) without regard to the furnishing of such services, it is not possible to estimate the proportion of such transactions directed to such dealers solely because such services were provided.

         The receipt of research from dealers may be useful to the Manager in rendering investment management services to the Money Market Series and/or other series of the Fund and other funds over which the Manager exercises investment discretion, and conversely, such information provided by brokers or dealers who have executed transaction orders on behalf of such other clients of the Manager may be useful to the Manager in carrying out its obligations to the Money Market Series. The receipt of such research has not reduced the Manager's normal independent research activities; however, it enables the Manager to avoid the additional expenses which might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

         Dealers who execute portfolio transactions on behalf of the Money Market Series may receive spreads or commissions which are in excess of the amount of spreads or commissions which other brokers or dealers would have charged for effecting such transactions. In order to cause the Money Market Series to pay such higher spreads or commissions, the Manager must determine in good faith that such spreads or commissions are reasonable in relation to the value of the brokerage and/or research services provided by such executing broker or dealers viewed in terms of a particular transaction or the Manager's overall responsibilities to the Money Market Series, the Fund or the Manager's other clients. In reaching this determination, the Manager will not attempt to place a specific dollar value on the brokerage and/or research services provided or to determine what portion of the compensation should be related to those services.

         The Manager is authorized to place portfolio transactions with dealer firms that have provided assistance in the distribution of shares of the Money Market Series or shares of other series of the Fund or other funds for which the Manager acts as investment advisor if it reasonably believes that the quality of the transaction and the amount of the spread are comparable to what they would be with other qualified dealers.

         During the years ended December 31, 1989 through 1998[??] the Money Market Series did not pay any brokerage commissions.

         The Funds' Trustees and brokerage allocation committee (comprised solely of non-interested Trustees) periodically review the Manager's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the Money Market Series and the Fund and review the dealer spreads paid by the Money Market Series and the Fund over representative periods of time to determine if they are reasonable in relation to the benefits to the Fund and its portfolios.


                                      TAXES

         The following is only a summary of certain additional federal income tax considerations generally affecting the Money Market Series and its shareholders that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Money Market Series or its shareholders, and the discussions here and in the Prospectus are not intended as substitutes for careful tax planning.


Qualification as a Regulated Investment Company

         The Money Market Series has elected to be taxed as a regulated investment company for federal income tax purposes under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). As a regulated investment company, the Money Market Series is not subject to federal income tax on the portion of its net investment income (i.e., taxable interest, dividends and other taxable ordinary income, net of expenses) and capital gain net income (i.e., the excess of capital gains over capital losses) that it distributes to shareholders, provided that it distributes at least 90% of its investment company taxable income (i.e., net investment income and the excess of net short-term capital gain over net long-term capital loss) and at least 90% of its tax-exempt income (net of expenses allocable thereto) for the taxable year (the "Distribution Requirement"), and satisfies certain other requirements of the Code that are described below. Distributions by the Money Market Series made during the taxable year or, under specified circumstances, within twelve months after the close of the taxable year, will be considered distributions of income and gains of the taxable year and will therefore count toward satisfaction of the Distribution Requirement.

         In addition to satisfying the Distribution Requirement, a regulated investment company must derive at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies (to the extent such currency gains are directly related to the regulated investment company's principal business of investing in stock or securities) and other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies (the "Income Requirement").

         In general, gain or loss recognized by the Money Market Series on the disposition of an asset will be a capital gain or loss. However, gain recognized on the disposition of a debt obligation (including municipal obligations) purchased by the Money Market Series at a market discount (generally, at a price less than its principal amount) will be treated as ordinary income to the extent of the portion of the market discount which accrued during the period of time the Money Market Series held the debt obligation.

         Treasury Regulations permit a regulated investment company, in determining its investment company taxable income and net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) for any taxable year, to elect (unless it has made a taxable year election for excise tax purposes as discussed below) to treat all or any part of any net capital loss, any net long-term capital loss or any net foreign currency loss incurred after October 31 as if it had been incurred in the succeeding year.

         In addition to satisfying the requirements described above, the Money Market Series must satisfy an asset diversification test in order to qualify as a regulated investment company. Under this test, at the close of each quarter of the Money Market Series' taxable year, at least 50% of the value of the Money Market Series' assets must consist of cash and cash items, U.S. Government securities, securities of other regulated investment companies, and securities of other issuers (as to each of which the Money Market Series has not invested more than 5% of the value of the Money Market Series' total assets in securities of such issuer and does not hold more than 10% of the outstanding voting securities of such issuer), and no more than 25% of the value of its total assets may be invested in the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies), or in two or more issuers which the Money Market Series controls and which are engaged in the same or similar trades or businesses.

         If for any taxable year the Money Market Series does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable to the shareholders as ordinary dividends to the extent of the Money Market Series' current and accumulated earnings and profits. Such distributions generally will be eligible for the dividends-received deduction in the case of corporate shareholders.

Excise Tax on Regulated Investment Companies

         A 4% non-deductible excise tax is imposed on a regulated investment company that fails to distribute in each calendar year an amount equal to 98% of ordinary taxable income for the calendar year and 98% of capital gain net income for the one-year period ended on October 31 of such calendar year (or, at the election of a regulated investment company having a taxable year ending November 30 or December 31, for its taxable year (a "taxable year election")). (Tax-exempt interest on municipal obligations is not subject to the excise tax.) The balance of such income must be distributed during the next calendar year. For the foregoing purposes, a regulated investment company is treated as having distributed any amount on which it is subject to income tax for any taxable year ending in such calendar year.

         For purposes of the excise tax, a regulated  investment  company shall:
(1) reduce its capital gain net income (but not below its net capital gain) by the amount of any net ordinary loss for the calendar year; and (2) exclude foreign currency gains and losses incurred after October 31 of any year (or after the end of its taxable year if it has made a taxable year election) in determining the amount of ordinary taxable income for the current calendar year (and, instead, include such gains and losses in determining ordinary taxable income for the succeeding calendar year).

         The Money Market Series intends to make sufficient distributions or deemed distributions of its ordinary taxable income and capital gain net income prior to the end of each calendar year to avoid liability for the excise tax. However, investors should note that the Money Market Series may in certain circumstances be required to liquidate portfolio investments to make sufficient distributions to avoid excise tax liability.


Money Market Series Distributions

         The Money Market Series anticipates distributing substantially all of its investment company taxable income for each taxable year. Such distributions will be taxable to shareholders as ordinary income and treated as dividends for federal income tax purposes, but they will not qualify for the 70% dividends-received deduction for corporate shareholders.

         The Money Market Series may either retain or distribute to shareholders its net capital gain for each taxable year. The Money Market Series currently intends to distribute any such amounts. Net capital gain that is distributed and designated as a capital gain dividend, will be taxable to shareholders as long-term capital gain, regardless of the length of time the shareholder has held his shares or whether such gain was recognized by the Money Market Series prior to the date on which the shareholder acquired his shares.

         The Money Market Series intends to qualify to pay exempt-interest dividends by satisfying the requirement that at the close of each quarter of the Money Market Series' taxable year at least 50% of the Money Market Series' total assets consists of tax-exempt municipal obligations. Distributions from the Money Market Series will constitute exempt-interest dividends to the extent of the Money Market Series' tax-exempt interest income (net of expenses and amortized bond premium). Exempt-interest dividends distributed to shareholders of the Money Market Series are excluded from gross income for federal income tax purposes. However, shareholders required to file federal income tax returns will be required to report the receipt of exempt-interest dividends on their returns. Moreover, while exempt-interest dividends are excluded from gross income for federal income tax purposes, they may be subject to alternative minimum tax ("AMT") in certain circumstances and may have other collateral tax consequences as discussed below. Distributions by the Money Market Series of any investment company taxable income or of any net capital gain will be taxable to shareholders as discussed above.

         AMT is imposed in addition to, but only to the extent it exceeds, the regular tax and is computed at a maximum marginal rate of 28% for noncorporate taxpayers and 20% for corporate taxpayers on the excess of the taxpayer's alternative minimum taxable income ("AMTI") over an exemption amount. Exempt-interest dividends derived from certain "private activity" municipal obligations issued after August 7, 1986 generally will constitute an item of tax preference includable in AMTI for both corporate and noncorporate taxpayers. In addition, exempt-interest dividends derived from all municipal obligations, regardless of the date of issue, must be included in adjusted current earnings, which are used in computing an additional corporate preference item (i.e., 75% of the excess of a corporate taxpayer's adjusted current earnings over its AMTI (determined without regard to this item and the AMT net operating loss deduction)) includable in AMTI.

         Exempt-interest dividends must be taken into account in computing the portion, if any, of social security or railroad retirement benefits that must be included in an individual shareholder's gross income and subject to federal income tax. Further, a shareholder of the Money Market Series is denied a deduction for interest on indebtedness incurred or continued to purchase or carry shares of the Money Market Series. Moreover, a shareholder who is (or is related to) a "substantial user" of a facility financed by industrial development bonds held by the Money Market Series will likely be subject to tax on dividends paid by the Money Market Series which are derived from interest on such bonds. Receipt of exempt-interest dividends may result in other collateral federal income tax consequences to certain taxpayers, including financial institutions, property and casualty insurance companies and foreign corporations engaged in a trade or business in the United States. Prospective investors should consult their own tax advisers as to such consequences.

         Distributions by the Money Market Series that do not constitute ordinary income dividends, exempt-interest dividends or capital gain dividends will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in his shares; any excess will be treated as gain realized from the sale of the shares, as discussed below.

         Distributions by the Money Market Series will be treated in the manner described above regardless of whether such distributions are paid in cash or reinvested in additional shares of the Money Market Series (or of another fund). Shareholders receiving a distribution in the form of additional shares will be treated as receiving a distribution in an amount equal to the fair market value of the shares received, determined as of the reinvestment date. In addition, if the net asset value at the time a shareholder purchases shares of the Money Market Series reflects realized but undistributed income or gain, or unrealized appreciation in the value of the assets held by the Money Market Series, distributions of such amounts will be taxable to the shareholder in the manner described above, although such distributions economically constitute a return of capital to the shareholder.

         Ordinarily, shareholders are required to take distributions by the Money Market Series into account in the year in which the distributions are made. However, dividends declared in October, November or December of any year and payable to shareholders of record on a specified date in such a month will be deemed to have been received by the shareholders (and made by the Money Market Series) on December 31 of such calendar year provided such dividends are actually paid in January of the following year. Shareholders will be advised annually as to the U.S. federal income tax consequences of distributions made (or deemed made) during the year.

         The Money Market Series will be required in certain cases to withhold and remit to the U.S. Treasury 31% of ordinary income dividends and capital gain dividends, and the proceeds of redemption of shares, paid to any shareholder (1) who has failed to provide a correct taxpayer identification number, (2) who is subject to backup withholding for failure properly to report the receipt of interest or dividend income, or (3) who has failed to certify to the Money Market Series that it is not subject to backup withholding or that it is an "exempt recipient" (such as a corporation).


Sale or Redemption of Shares

         The Money Market Series seeks to maintain a stable net asset value of $1.00 per share; however, there can be no assurance that the Money Market Series will do this. If the net asset value varies from $1.00 per share, a shareholder will recognize gain or loss on the sale or redemption of shares of the Money Market Series in an amount equal to the difference between the proceeds of the sale or redemption and the shareholder's adjusted tax basis in the shares. All or a portion of any loss so recognized may be disallowed if the shareholder purchases other shares of the Money Market Series within 30 days before or after the sale or redemption. In general, any gain or loss arising from (or treated as arising from) the sale or redemption of shares of the Money Market Series will be considered capital gain or loss and will be long-term capital gain or loss if the shares were held for longer than one year. However, any capital loss arising from the sale or redemption of shares held for six months or less will be disallowed to the extent of the amount of exempt-interest dividends received on such shares and (to the extent not disallowed) will be treated as a long-term capital loss to the extent of the amount of capital gain dividends received on such shares. For this purpose, the special holding period rules of Code Section 246(c)(3) and (4) generally will apply in determining the holding period of shares. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income.


Foreign Shareholders

         Taxation of a shareholder who, as to the United States, is a nonresident alien individual, foreign trust or estate, foreign corporation, or foreign partnership ("foreign shareholder"), depends on whether the income from the Money Market Series is "effectively connected" with a U.S. trade or business carried on by such shareholder.

         If the income from the Money Market Series is not effectively connected with a U.S. trade or business carried on by a foreign shareholder, ordinary income dividends paid to the shareholder will be subject to U.S. withholding tax at the rate of 30% (or lower applicable treaty rate) on the gross amount of the dividend. Such a foreign shareholder would generally be exempt from U.S. federal income tax on gains realized on the sale or redemption of shares of the Money Market Series, capital gain dividends and exempt-interest dividends and amounts retained by the Money Market Series that are designated as undistributed capital gains.

         If the income from the Money Market Series is effectively connected with a U.S. trade or business carried on by a foreign shareholder, then ordinary income and capital gain dividends received in respect of, and any gains realized on the sale of shares of, the Money Market Series will be subject to U.S. federal income tax at the rates applicable to U.S. taxpayers.

         In the case of a foreign noncorporate shareholder, the Money Market Series may be required to withhold U.S. federal income tax at a rate of 31% on distributions that are otherwise exempt from withholding tax (or subject to withholding at a reduced treaty rate) unless the shareholder furnishes the Money Market Series with proper notification of its foreign status.

         The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Foreign shareholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Money Market Series, including the applicability of foreign taxes.


Effect of Future Legislation; Local Tax Considerations

         The foregoing general discussion of U.S. federal income tax consequences is based on the Code and Treasury Regulations issued thereunder as in effect on the date of this Statement of Additional Information. Future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect.

         Rules of state and local taxation of ordinary income dividends, exempt-interest dividends and capital gain dividends from regulated investment companies may differ from the rules for U.S. federal income taxation described above. Shareholders are urged to consult their tax advisers as to the consequences of these and other state and local tax rules affecting investment in the Money Market Series.


                              DESCRIPTION OF SHARES

         The Fund's Declaration of Trust permits its Board of Trustees to authorize the issuance of an unlimited number of full and fractional shares of beneficial interest (without par value), which may be divided into such separate series as the Trustees may establish. The Fund currently has three series of shares: the Money Market Series, the High-Yield Municipal Bond Series and the Fundamental U.S. Government Strategic Income Fund Series. The Trustees may establish additional series of shares, and may divide or combine the shares of a series into a greater or lesser number of shares without thereby changing the proportionate beneficial interests in the series. Each share represents an equal proportionate interest in the relevant series with each other share of such series. The shares of any additional series would participate equally in the earnings, dividends and assets of the particular series, and would be entitled to vote separately to approve investment advisory agreements or changes in investment restrictions, but shareholders of all series would vote together in the election and selection of Trustees and accountants. Upon liquidation of the Fund, the Fund's shareholders are entitled to share pro rata in the Fund's net assets available for distribution to shareholders.

         Shareholders are entitled to one vote for each share held and may vote in the election of Trustees and on other matters submitted to meetings of shareholders. Although Trustees are not elected annually by the shareholders, shareholders have under certain circumstances the right to remove one or more Trustees. No material amendment may be made to the Fund's Declaration of Trust without the affirmative vote of a majority of its shares. Shares have no preemptive or conversion rights. Shares are fully paid and non-assessable, except as set forth below. See "Certain Liabilities."


                               CERTAIN LIABILITIES

         As a Massachusetts business trust, the Fund's operations are governed by its Declaration of Trust dated March 19, 1987, a copy of which is on file with the office of the Secretary of The Commonwealth of Massachusetts. Theoretically, shareholders of a Massachusetts business trust may, under certain circumstances, be held personally liable for the obligations of the trust. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Fund or any series of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or its Trustees. Moreover, the Declaration of Trust provides for the indemnification out of Fund property of any shareholders held personally liable for any obligations of the Fund or any series of the Fund. The Declaration of Trust also provides that the Fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss beyond his or her investment because of shareholder liability would be limited to circumstances in which the Fund itself will be unable to meet its obligations. In light of the nature of the Fund's business, the possibility of the Fund's liabilities exceeding its assets, and therefore a shareholder's risk of personal liability, is extremely remote.

         The Declaration of Trust further provides that the Fund shall indemnify each of its Trustees and officers against liabilities and expenses reasonably incurred by them, in connection with, or arising out of, any action, suit or proceeding, threatened against or otherwise involving such Trustee or officer, directly or indirectly, by reason of being or having been a Trustee or officer of the Fund. The Declaration of Trust does not authorize the Fund to indemnify any Trustee or officer against any liability to which he or she would otherwise be subject by reason of or for willful misfeasance, bad faith, gross negligence or reckless disregard of such person's duties.

                               PURCHASE OF SHARES

         Shares of the Money Market Series may be purchased either directly from the Money Market Series or through securities dealers, banks, or other financial institutions. The Money Market Series has a minimum initial purchase requirement of $1000 and a minimum subsequent purchase requirement of $100. Subsequent purchases are made in the same manner as initial purchases.

         Investors can purchase shares without a sales charge if they purchase the shares directly from the Money Market Series. However, investors may be charged a fee if they purchase shares through securities dealers, banks, or other financial institutions. Investors opening a new account for the Money Market Series must complete and submit a purchase application along with payment of the purchase price for their initial investment. Investors purchasing additional shares of the Money Market Series should include their account number along with payment of the purchase price for additional shares being purchased. Investors may re-open an account with a minimum investment of $100 and without filing a purchase application during the year in which the account was closed or during the following calendar year if the information on the original purchase application is still applicable. The Money Market Series may require the filing of a statement that all information on the original purchase application remains applicable.

         For customers of certain financial institutions who offer the service, investors may have their "free-credit" cash balances automatically invested in shares of the Money Market Series. These investments are not subject to the minimum purchase requirements described above.

         A purchase order becomes effective immediately on receipt by Firstar Mutual Fund Services, LLC, as agent for the Money Market Series, if it is received before 4:00 P.M. (Eastern time) on any business day. After a purchase order becomes effective, confirmation of the purchase is sent to the investor, and the purchase is credited to the investor's account. The Fund, or any series thereof, reserves the right to reject any purchase order.

         The Fundamental Automatic Investment Program offers a simple way to maintain a regular investment program. The Fund has waived the initial investment minimum for you when you open a new account and invest $100 or more per month through the Fundamental Automatic Investment Program. The Program
permits an existing shareholder to purchase additional shares of any Fund (minimum $50 per transaction) at regular intervals. Under the Automatic Investment Program, shares are purchased by transferring funds from a shareholder's checking or bank money market account in an amount of $50 or more designated by the shareholder. At the shareholder's option, the account designated will be debited and shares will be purchased on the date selected by the shareholder. There must be a minimum of seven days between automatic purchases. If the date selected by the shareholder is not a business day, funds will be transferred the next business day thereafter. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish an Automatic Investment Account, complete and sign Section F of the Purchase Application and send it to the Transfer Agent. Shareholders may cancel this privilege or change the amount of purchase at any time by calling 1-800-322-6864 or by mailing written notification to:
Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. The change will be effective five business days following receipt of notification by the Transfer Agent. A Fund may modify or terminate this privilege at any time or charge a service fee, although no such fee currently is contemplated. However, a $20 fee will be imposed by Firstar Mutual Fund Services, LLC if sufficient funds are not available in the shareholder's account at the time of the automatic transaction.

         While investors may use this option to purchase shares in their IRA or other retirement plan accounts, the Transfer Agent will not monitor the amount of contributions to ensure that they do not exceed the amount allowable for Federal tax purposes. Firstar Mutual Fund Services, LLC will assume that all retirement plan contributions are being made for the tax year in which they are received.

Methods of Payment

         Payment by Wire: An expeditious method of investing in the Fund is through the transmittal of Federal funds by bank wire to Firstar Bank Milwaukee, N.A. (the "Bank"). Federal funds transmitted by bank wire to the Bank and received by it prior to 4:00 P.M. New York time are priced at the net asset value determined on such day. Federal funds received after 4:00 P.M. New York time will be available on the next business day. Funds other than Federal funds transmitted by bank wire may or may not be converted into Federal funds on the day received by the Bank depending upon the time the funds are received and the bank wiring the funds. We encourage you to make payment by wire in Federal funds. The Fund will not be responsible for delays in the wiring system.

         To purchase shares by wiring funds, instruct a commercial bank to wire your money to:

                  Firstar [Bank Milwaukee, N.A.]
                  777 East Wisconsin Avenue
                  Milwaukee, Wisconsin 53202
                  ABA # 075000022
                  Credit: Firstar [Bank Milwaukee, N.A.]
                  Account # 112952137
                  Further credit: The Fundamental Family of Funds
                  Name of shareholder and account number (if known)

Instructions for new accounts should specify the name, address, and social security number of each person in whose name the shares are to be registered and the name of the Fund. If you are an existing shareholder, you need only furnish your account number and the name of the Fund.
Failure to submit required information may delay investment.

         Payment by Mail: Purchase orders for which remittance is to be made by check may be submitted directly by mail to Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. The U.S. Postal Service and other independent delivery services are not agents of the Fund. Therefore, deposit of purchase requests in the mail or with such services does not constitute receipt by Firstar Mutual Fund Services, LLC or the Fund. Please do not mail letters by overnight courier to the post office box address. Purchase requests sent by overnight or express mail should be directed to: Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, Third Floor, 615 East Michigan Street, Milwaukee, Wisconsin 53202. Checks should be made payable to Fundamental Family of Funds.

         When opening a new account, you must enclose a completed purchase application. If you are an existing shareholder, you should enclose the detachable stub from an account statement you have received or otherwise indicate your account number and the name of the Fund.

         Personal Delivery: For personal delivery instructions, please call the Fund at (800) 322-6864.

         Exchange for Municipal Securities: If you own municipal obligations meeting the criteria for investment by the Fund, you may exchange such securities for shares of the Fund. All such exchanges are discretionary with the Fund. If you desire to make such an exchange, you should contact the Fund prior to delivering any securities in order to establish that the securities are acceptable for exchange, to determine what transaction charges, if any, may be imposed and to obtain delivery instructions for such securities. The value of the securities being exchanged will be determined in the same manner that the value of the Fund's portfolio securities is determined (see "Determination of Net Asset Value"); the specific method of determining the value will be provided to you on request. The Fund reserves the right to refuse any such exchange, even if the securities offered by an investor meet the general investment criteria of the Fund. A capital gain or loss for Federal income tax purposes may be realized by the investor following the exchange. Maturing bonds or detached coupons submitted within five (5) business days of the payment date are credited on the payment date.

         Exchange Privilege. For your convenience, the Exchange Privilege permits you to purchase shares in any of the other funds for which Fund management acts as the investment manager in exchange for shares of the Fund at respective net asset values per share. Exchange instructions may be given in writing to Firstar Mutual Fund Services, LLC, Agent, P.O. Box 701, Milwaukee, WI 53201-0701, the Fund's transfer agent, and must specify the number of shares of the Fund to be exchanged and the fund into which the exchange is being made. The telephone exchange privilege will be made available to shareholders automatically. You may telephone exchange instructions by calling Firstar Mutual Fund Services, LLC at (800) 322-6864. Before any exchange, you must obtain, and should review, a copy of the current prospectus of the fund into which your exchange is being made. Prospectuses may be obtained by calling or writing the Fund. See also "Telephone Redemption Privilege" for a discussion of the Fund's policy with respect to losses resulting from unauthorized telephone transactions.

         The Exchange Privilege is only available in those states where such exchanges can legally be made and exchanges may only be made between accounts with identical account registration and account numbers. Prior to effecting an exchange, you should consider the investment policies of the fund in which you are seeking to invest. Any exchange of shares is, in effect, a redemption of shares in one fund and a purchase of the other fund. You may recognize a capital gain or loss for Federal income tax purposes in connection with an exchange. The Exchange Privilege may be modified or terminated by the Fund after giving 60 days prior notice. The Fund reserves the right to reject any specific order, including purchases by exchange.

         A Completed Purchase Application must be received by the Transfer Agent before the Exchange, Check Redemption, Telephone Redemption or Expedited Redemption Privileges may be used.

                                PRICING OF SHARES

         The net asset value per share of the Money Market Series is determined as of the close of trading on the New York Stock Exchange (currently 4:00 P.M., New York time) on each day that both the New York Stock Exchange and the Fund's custodian bank are open for business. The net asset value per share of the Money Market Series is also determined on any other day in which the level of trading in its portfolio securities is sufficiently high that the current net asset value per share might be materially affected by changes in the value of its portfolio securities. On any day in which no purchase orders for the shares of the Money Market Series become effective and no shares are tendered for redemption, the net asset value per share is not determined.

         Except as set forth in the following paragraph, the Money Market Series' portfolio instruments are valued on each business day on the basis of amortized cost. This technique involves valuing an instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Fund would receive if it sold the instrument. During periods of declining interest rates, the daily yield on shares of the Money Market Series computed as described above may tend to be higher than a like computation made by a fund with identical investments utilizing a method of valuation based upon market prices and estimates of market prices for all of its portfolio instruments. Thus, if the use of amortized cost by the Money Market Series resulted in a lower aggregate portfolio value on a particular day, a prospective investor in the Money Market Series would be able to obtain a somewhat higher yield than would result from investment in a fund utilizing solely market values and existing investors in the Money Market Series would receive less investment income. The converse would apply in a period of rising interest rates.

         Standby commitments will be valued at zero in determining net asset value. "When-issued" securities will be valued at the value of the security at the time the commitment to purchase is entered into.

         The valuation of the Money Market Series' portfolio instruments based upon their amortized cost and the concomitant maintenance of the Money Market Series' per share net asset value of $1.00 is permitted in accordance with Rule 2a-7 under the Investment Company Act of 1940, pursuant to which the Money Market Series must adhere to certain conditions. The Money Market Series must maintain a dollar-weighted average portfolio maturity of 90 days or less, purchase only instruments having remaining maturities of 13 months or less and invest only in securities determined by the Trustees to present minimal credit risks. (See the Prospectus for additional information). The maturities of variable rate demand instruments held in the Money Market Series' portfolio will be deemed to be the longer of the demand period, or the period remaining until the next interest rate adjustment, although stated maturities may be in excess of one year. The Trustees must establish procedures designed to stabilize, to the extent reasonably possible, the Money Market Series' price per share as computed for the purpose of sales and redemptions at a single value. It is the intention of the Money Market Series to maintain a per-share net asset value of $1.00 but there can be no assurance of this. Such procedures will include review of the Money Market Series' portfolio holdings by the Trustees, at such intervals as they may deem appropriate, to determine whether the Money Market Series' net asset value calculated by using available market quotations deviates from $1.00 per share and, if so, whether such deviation may result in material dilution or is otherwise unfair to existing shareholders. In the event the Trustees determine that such a deviation exists, they have agreed to take such corrective action as they regard as necessary and appropriate, including the sale of portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends; redeeming shares in kind; or establishing a net asset value per share by using available market quotations.

                              CALCULATION OF YIELD

         The Money Market Series' yield quotations as they may appear in the Prospectus, this Statement of Additional Information or in advertising and sales material are calculated by a standard method prescribed by the Securities and Exchange Commission. Under this method, the yield quotation is based on a hypothetical account having a balance of exactly one share at the beginning of a seven-day period.

         The yield quotation is computed as follows: The net change, exclusive of capital changes (i.e., realized gains and losses from the sale of securities and unrealized appreciation and depreciation), in the value of a hypothetical pre-existing account having a balance of one share at the beginning of the base period is determined by subtracting a hypothetical charge reflecting expense deductions from the hypothetical account, and dividing the net change in value by the value of the share at the beginning of the base period. This base period return is then multiplied by 365/7 with the resulting yield figure carried to the nearest 100th of 1%. The determination of net change in account value reflects the value of additional shares purchased with dividends from the original share, dividends declared on both the original share and any such additional shares, and all fees that are charged to the Money Market Series, in proportion to the length of the base period and the Money Market Series' average account size (with respect to any fees that vary with the size of an account).

         The Money Market Series also may advertise a quotation of effective yield. Effective yield is computed by compounding the unannualized base period return determined as in the preceding paragraph by adding 1 to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result, according to the following formula:

         Effective Yield = [(Base Period Return + 1) 365/7] - 1.

         The Money Market Series' taxable equivalent yield is determined by dividing that portion of the Money Market Series' yield (calculated as described above) that is tax-exempt by one minus a stated marginal federal income tax rate and adding the product to that portion, if any, of the yield of the Money Market Series that is not tax-exempt. The Money Market Series' taxable equivalent effective yield is determined by dividing that portion of the Money Market Series' effective yield (calculated as described above) that is tax-exempt by one minus a stated marginal federal income tax rate and adding the product to that portion, if any, of the effective yield of the Money Market Series that is not tax-exempt. The Money Market Series' taxable equivalent yield and taxable equivalent effective yield assume that the proportion of income of the Money Market Series that is tax-exempt over the seven-day period used in determining the yield and effective yield quotations is constant over the 52-week period over which such yield quotations are annualized.

         The yield and effective yield of the Money Market Series for the seven-day period ended December 31, 1998 was ____% and ____%, respectively.

         The taxable equivalent yield and taxable equivalent effective yield of the Money Market Series for the seven-day period ended December 31, 1998 was ____% and ____%, respectively, for a taxpayer whose income was subject to the then highest marginal federal income tax rate of ____%.


                              FINANCIAL STATEMENTS

Audited financial statements of the Money Market Series for the year ended December 31, 1998 [WILL BE ATTACHED] hereto.

                                    APPENDIX

                         Description of Municipal Bonds

         Municipal Bonds include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities such as bridges, highways, housing, mass transportation, schools, streets and water and sewer works. Other public purposes for which Municipal Bonds may be issued include refunding outstanding obligations, obtaining funds for general operating expenses, and obtaining funds to loan to other public institutions. In addition, certain types of private activity bonds are issued by or on behalf of public authorities to obtain funds to provide privately operated housing facilities, airport, mass transit, port facilities, and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal. Such obligations are included within the term Municipal Bonds if the interest paid thereon qualifies as exempt from federal income tax. Other types of private activity bonds, the proceeds of which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute Municipal Bonds, although the current federal tax laws place substantial limitations on the volume of such issues.

         The two principal classifications of Municipal Bonds are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. The payment of such bonds may be dependent upon an appropriation by the issuer's legislative body. The characteristics and enforcement of general obligation bonds vary according to the law applicable to the particular issuer. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source. Private activity bonds which are Municipal Bonds are in most cases revenue bonds and do not generally constitute the pledge of the credit of the issuer of such bonds. There are, of course, variations in the security of Municipal Bonds, both within a particular classification and between classifications, depending on numerous factors.

         The yields on Municipal Bonds are dependent on a variety of factors, including general money market conditions, supply and demand and general conditions of the Municipal Bond market, size of a particular offering, the maturity of the obligation and rating of the issue. The ratings of Moody's Investors Service, Inc. and Standard & Poor's Corporation represent their opinions as to the quality of various Municipal Bonds. It should be emphasized, however, that ratings are not absolute standards of quality. Consequently, Municipal Bonds with the same maturity, coupon and rating may have different yields while Bonds of the same maturity and coupon with different ratings may have the same yield.

                            PART C. OTHER INFORMATION

Item 23.  Exhibits
--------  --------
(a)      Declaration of Trust*
(b)      By-Laws of Registrant*
(c)      None
(d)      Form of Advisory Agreement with Cornerstone
         Equity Advisors, Inc.
(e)      Inapplicable
(f)      Form of Distribution Agreement*
(g)      Form of Custody Agreement*
(h)      Inapplicable
(i)      (a) Opinion of Counsel as to the legality of
             securities being issued*
         (b) Consent of Counsel
(j)      Consent of Accountants**
(k)      None
(l)      Form of Stock Purchase Agreement*
(m)      Form of Marketing Plan pursuant to Rule 12b-1*
(n)      Financial Data Schedules**
(o)      Inapplicable

Item 24. Persons Controlled by or under Common Control with
         Registrant

         None.

Item 25. Indemnification

         Except pursuant to the Declaration of Trust, dated March 13, 1987, establishing the Registrant as a Trust under Massachusetts law, there is no contract, arrangement or statute under which any Trustee, director, officer, underwriter, distributor or affiliated person of the Registrant is insured or indemnified. The Declaration of Trust provides that no Trustee or officer will be indemnified against any liability to which the Registrant would otherwise be subject by reason of or for willful misfeasance, bad faith, gross negligence or reckless disregard of such person's duties. See the Registrant's undertaking with respect to indemnification in Item 30 below.

Item 26. Business and other Connections of Investment Advisor

         All of the information required by this item is set forth in the Forms ADV, as amended, of Cornerstone Equity Advisors, Inc.


-------------
*    Previously filed.
**   To be filed by amendment.

The following sections of such Forms ADV are incorporated herein by reference:

     (a)  Items 1 and 2 of Part 2; and

     (b)  Item 6, Business Background, of each Schedule D.

Item 27. Principal Underwriters

     (a) Cresvale International (US) LLC is the distributor of shares of the Fundamental U.S. Government Strategic Income Fund Series, the High-Yield Municipal Bond Series and the Tax-Free Money Market Series of the Registrant.

     (b)

                            Positions and                     Positions and
                            Offices with                      Offices with
Name*                       Distributor                       Registrant
-----                       -----------                       ----------

James F. Curley             Chairman/Chief                    None
                            Executive Officer

Joseph R. Randazzo          Executive Vice                    None
                            President

Jerry Marer                 Executive Vice                    None
                            President

Henry Edwards               First Vice President              None

Jim Burke                   Vice President                    None

Kevin Chan                  Vice President                    None

Item 28. Location of Accounts and Records

         The accounts,  books and other  documents  required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are in the possession of Registrant, 67 Wall Street, New York, N.Y. 10005 and Firstar Bank Milwaukee, N.A., 615 East Michigan Street, Milwaukee, WI 53202, the Registrant's Custodian and Firstar Mutual Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53202, the Registrant's Administrator and Transfer Agent.


Item 29.  Management Services

     Inapplicable.

---------------
*    Address of each person  listed  above is 55  Broadway,  New York,  New York
     10006.

Item 30. Undertakings

         The Registrant undertakes to limit indemnification of officers and Trustees as follows:

Indemnification

         Section 1. The Registrant shall indemnify each of its Trustees and officers (including persons who serve at the Registrant's request as directors, trustees or officers of another organization in which the Registrant has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a "Covered Person") against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or been threatened, while in office or thereafter, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated in any such action, suit or other proceeding (a) not to have acted in good faith in the reasonable belief that such Covered Persons action was in the best interest of the Registrant or (b) to be liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office ("disabling conduct"). Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compliance or as fines or penalties) shall be paid from time to time by the Registrant in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Registrant if it is ultimately determined that indemnification of such expenses is not authorized under Sections 1, 2 and 3 hereof, provided, however, that either (a) such Covered Person shall have provided appropriate security of such undertaking, (b) the Registrant shall be insured against losses arising from any such advance payments or (c) either a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter), or independent legal counsel in a written opinion shall have determined, based upon a review of readily available facts (as opposed to a full trial type inquiry) that there is reason to believe that such Covered Person will be found entitled to indemnification under Sections 1 and 2 hereof.

Compromise Payment

         Section 2. Its to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication to a court, or by any body before which the proceeding was brought, that such Covered Person either (a) did not act in good faith in the reasonable belief that his or her action was in the best interests of the Registrant or (b) is liable to the Registrant or its shareholders by reason of disabling conduct, indemnification shall be proved if (a) it is approved as in the best interests of the Registrant, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that such Covered Person acted in good faith in the reasonable belief that his or her action was in the best interests of the Registrant and is not liable to the Registrant or its shareholders Iq reasons of disabling conduct, or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial type inquiry) to the effect that such Covered Person appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Registrant and that such indemnification would not protect such Covered Person against any liability to the Registrant to which he or she would otherwise be subject by reason of disabling conduct. Any approval pursuant to this Section shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Registrant or to have been liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct or such Covered Person's office.

Indemnification Not Exclusive

         Section 3. The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which such Covered Person may be entitled. As used in Sections 1, 2 and 3 hereof, the term "Covered Persons" shall include such person's heirs, executors and administrators, and a "disinterested Trustee" is a Trustee who is not an "interested person" of the Registrant as defined in Section 2(a)(19) of the 1940 Act, as amended (or who has been exempt from being an "interested person" by any rule, regulation or order of the Commission and against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending). Nothing contained in Sections 1, 2 and 3 hereof shall affect any rights to indemnification to which personnel of the Registrant, other than Trustees or officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Registrant to purchase and maintain liability insurance on behalf of any such person; provided, however, that the Registrant shall not purchase or maintain any such liability insurance in contravention of applicable law, including without limitation the 1940 Act, and the rules and regulations thereunder.

         Registrant undertakes to furnish to each person to whom a prospectus relating to its Fundamental U.S. Government Strategic Income Fund Series, Tax-Free Money Market Series or High-Yield Municipal Bond Series is delivered, a copy of the Fund's latest annual report to shareholders, upon request and without charge.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 1st day of March, 1999.

                                     Registrant:  FUNDAMENTAL FIXED INCOME FUND


                                     By:      /s/ Stephen C. Leslie
                                                  Stephen C. Leslie
                                                  President

         Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


        SIGNATURES                         TITLE                   DATE
        ----------                         -----                   ----

/s/ Stephen C. Leslie              President (Principal           March 1, 1999
----------------------------       Executive Officer)
    Stephen C. Lesie


*/s/L. Greg Ferrone                Trustee
----------------------------
    L. Greg Ferrone                                               March 1, 1999


/s/G. John Fulvio                  Treasurer (Principal
----------------------------       Financial and Accounting
    G. John Fulvio                 Officer)                       March 1, 1999


*By:     /s/Jules Buchwald
         ---------------------------------
         Jules Buchwald, Attorney-in-Fact,
         pursuant to a power of attorney
         dated April 24, 1991, previously
         filed with the Securities and
         Exchange Commission

                                Index to Exhibit


Ex. 99.B5    Form of Advisory Agreement with Cornerstone Equity Advisors,
             Inc.
Ex. 99.B10   Consent of Kramer Levin Naftalis & Frankel LLP